As filed with the Securities and Exchange Commission on July 24, 2017 Securities Act File No. 333-199556 1940 Act File No. 811-22527 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. __
Post-Effective Amendment No. 3	[X]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 9	[X]

FEG Absolute Access Fund I LLC
 (Exact Name of Registrant as Specified in Charter)

201 E. Fifth Street, Suite 1600
Cincinnati, OH 45202
 (Address of Principal Executive Offices)

1-888-268-0333
(Registrant’s Telephone Number)

Ryan Wheeler
201 E. Fifth Street, Suite 1600
Cincinnati, OH 45202
(Name and Address of Agent for Service)
Copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THIS REGISTRATION STATEMENT

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [x]

It is proposed that this filing will become effective (check appropriate box):
[x] when declared effective pursuant to section 8(c)

If appropriate, check the following box:

[ ]This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
[ ]This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same filing is _____.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
TITLE OF SECURITIES BEING REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE(2)(3)
Units of Beneficial Interest	$500,000,000	$56,976
(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933
(2)	Transmitted prior to filing.
(3)	$56,976 has been previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

FEG ABSOLUTE ACCESS FUND I LLC

Dated July 28, 2017

PROSPECTUS

LIMITED LIABILITY COMPANY UNITS

FEG Absolute Access Fund I LLC (formerly, FEG Absolute Access TEI Fund LLC) (the “Fund”) is a limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. Effective January 1, 2015, the Fund has elected to be treated as a corporation for federal income tax purposes, and it further elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Fund’s investment objective is to provide access to Portfolio Fund Managers and to achieve capital appreciation in rising and falling markets. The Fund intends to achieve this objective by investing all or substantially all of its assets in FEG Absolute Access Fund LLC (“FEG Absolute Access Fund”), a Delaware limited liability company registered under the Investment Company Act as a non-diversified, closed-end management investment company. FEG Absolute Access Fund has the same investment objective as the Fund.

FEG Absolute Access Fund seeks to achieve its objectives by allocating assets primarily among Portfolio Fund Managers implementing a variety of absolute return investment strategies while diversifying risk across a number of specific investment strategies, Portfolio Fund Managers and markets, while exhibiting less volatility than that of a portfolio of general equity and debt, although there is no assurance that a lower volatility will be reached. The Fund cannot guarantee that its investment objectives will be achieved or that FEG Absolute Access Fund’s portfolio designs and risk monitoring strategies will be successful. Investing in the Fund involves a high degree of risk. See “RISK FACTORS: General,” “RISK FACTORS: Market Risk” and “RISK FACTORS: Strategy Risk” beginning on page 24.

This Prospectus (the “Prospectus”) applies to the offering of units of limited liability company interest (“Units”) of the Fund. The Units will be offered during an initial public offering and in a continuous offering thereafter and will generally be offered as of the first day of each calendar month. The Units will initially be issued at net asset value per Unit. No person who is admitted as a member of the Fund (a “Member”) will have the right to require the Fund to redeem its Units. This Prospectus is not an offer to sell the Units and is not soliciting an offer to buy the Units in any state or jurisdiction where such offer or sale is not permitted. Prior to January 11, 2016, Units were offered on a private placement basis.

•	Units of the Fund will not be listed on any securities exchange and it is not anticipated that a secondary market for the Units will develop.

•	As a result, an investment in the Fund may not be suitable for investors who may need the money they invest within a specified timeframe.

•	The amount of distributions the Fund may pay, if any, is uncertain.

•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that may be subject to repayment by the Fund.

Total Offering(1)

	Class I	Class II	Class III	Total
Public Offering Price	Current net asset value	Current net asset value	Current net asset value	$500,000,000
Sales Load(2)	None	None	3.00%
Proceeds to Fund(3)	Current net asset value	Current net asset value	Current net asset value minus sales load	Up to $500,000,000

(1)
Foreside Fund Services, LLC (the “Distributor”) acts as distributor to the Fund on a best-efforts basis. The Distributor is also responsible for selecting and entering into sub-distribution agreements with brokers and dealers in connection with the offering of Units and for negotiating the terms of any such arrangements, pursuant to which the Distributor may pay some or all of any sales charge to such third parties. There is no minimum aggregate number of Units required to be purchased. The Fund’s Investment Manager and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into sub-distribution agent agreements with the Distributor) from time to time in connection with the sale of Units and/or the services provided to Unit holders. These payments will be made out of the Fund’s Investment Manager’s and/or its affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Units over other investment options. The minimum initial investment is $50,000 and additional contributions from existing Members may be made in a minimum amount of $25,000. The minimum initial and subsequent subscription amounts may be reduced or waived as determined by the Board of Directors in its sole discretion. Proceeds from the sale of Units will be invested together with any interest earned in the Fund’s escrow account prior to the closing of the applicable offering.

(2)	Members may be charged a maximum sales load of up to 3.00% of the subscription amount on the purchase of Class III Units. For some investors, the sales charge may be waived.
(3)	Other expenses of issuance and distribution in connection with the issuance and distribution of the securities being registered total $204,276.

If you purchase Units, you will become bound by the terms and conditions of the Limited Liability Company Operating Agreement of the Fund (the “Operating Agreement”).

Investments in the Fund may be made only by “Eligible Investors” as defined herein. See “INVESTOR QUALIFICATIONS” below on page 51.

The Units will not be listed on any securities exchange and it is not anticipated that a secondary market for the Units will develop. The Units are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Operating Agreement. Although the Fund may offer to repurchase Units from time to time, Units will not be redeemable at a Member’s option nor will they be exchangeable for units in or shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Units. The Units are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.

This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (“SAI”), dated July 28, 2017, has been filed with the Securities and Exchange Commission (“SEC”). You can request a copy of the SAI, the Fund’s annual and semi-annual report to shareholders, and other information about the Fund and make shareholder inquiries, without charge, by writing to the Fund, FEG Absolute Access Fund I LLC, 201 E. Fifth Street, Suite 1600, Cincinnati, OH, 45202, or by calling the Fund at 1-888-268-0333. The Fund currently does not make the SAI and its shareholder reports available online as it does not maintain a website. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page 59 of this Prospectus. You can obtain the SAI, and other information about the Fund, on the SEC’s website (http://www.sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

The SEC has not determined whether this Prospectus is truthful or complete, nor has it made, nor will it make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

FEG Absolute Access Fund I LLC

TABLE OF CONTENTS

SUMMARY OF FUND EXPENSES	1
SUMMARY OF PRINCIPAL TERMS	4
FINANCIAL HIGHLIGHTS	13
USE OF PROCEEDS	14
INVESTMENT OBJECTIVES AND STRATEGY	14
MANAGEMENT OF THE FUND AND FEG ABSOLUTE ACCESS FUND	17
The Board of Directors	17
The Investment Manager and Sub-Adviser	18
INVESTMENT MANAGEMENT FEE	20
THE ADMINISTRATOR	20
THE DISTRIBUTOR	21
THE DISTRIBUTION AND SERVICE PLAN	22
THE CUSTODIAN	23
FUND AND FEG ABSOLUTE ACCESS FUND EXPENSES	23
RISK FACTORS	24
CONFLICTS OF INTEREST	40
BROKERAGE ARRANGEMENTS	41
OUTSTANDING SECURITIES	42
FEDERAL INCOME TAX CONSIDERATIONS	42
ERISA CONSIDERATIONS	48
ACCESS TO INFORMATION	49
DESCRIPTION OF UNITS	50
PURCHASING UNITS	50
INVESTOR QUALIFICATIONS	51
REPURCHASES OF UNITS	51
TRANSFER OF UNITS	53
CALCULATION OF NET ASSET VALUE; VALUATION	54
MISCELLANEOUS	57
TABLE OF CONTENTS OF SAI	59

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that Members can expect to bear directly or indirectly. Members will indirectly bear fees and expenses through the Fund’s investment in the FEG Absolute Access Fund, which are reflected in the following chart and in the example below.

	Class I Units	Class II Units	Class III Units
MEMBER TRANSACTION EXPENSES
Sales Load (as a percentage of offering price) (1)	0.00%	0.00%	3.00%
Maximum Early Repurchase Fee (as a percentage of repurchased amount) (2)	2.00%	2.00%	2.00%
ANNUAL EXPENSES (as a percentage of net assets attributable to Units)
Management Fee (3)	0.85%	0.85%	0.85%
Distribution and Servicing Fee(4)	None	0.40%	1.00%
Other Expenses(5)	0.38%	0.38%	0.38%
Acquired Fund Fees and Expenses (6)	3.63%	3.63%	3.63%
Total Annual Expenses (7)	4.86%	5.26%(8)	5.86%
(1)	Members may be charged a maximum sales load of up to 3.00% of the subscription amount. See “SALES CHARGES.”
(2)
In the event that a Member requests a repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Fund’s board of directors (the “Board of Directors” or the “Board”) may require payment of a repurchase fee payable to the Fund in an amount equal to 2.00% of the repurchase price, which fee is intended to compensate the Fund for expenses related to such repurchase. Contributions shall be treated on a “first-in, first-out basis.” Otherwise, the Fund does not intend to impose any charges on the repurchase of Units. See “REPURCHASES OF UNITS” on page 51.

(3)
The Investment Management Fee (as defined below) is payable monthly by FEG Absolute Access Fund, but will be borne indirectly by Members as a result of the Fund’s investment in FEG Absolute Access Fund. The Investment Management Fee is equal to 0.85% on an annualized basis of FEG Absolute Access Fund’s net assets as of each month-end. FEG Absolute Access Fund’s net assets are equal to the total value of all its assets less an amount equal to all accrued debts, liabilities and obligations. FEG Absolute Access Fund’s Investment Manager (as defined below) will pay FEG Absolute Access Fund’s Sub-Adviser (as defined below) a monthly fee equal to 10% of any Investment Management Fee received by the Investment Manager from FEG Absolute Access Fund pursuant to the Investment Management Agreement (as defined below) as of the end of each calendar month. See “INVESTMENT MANAGEMENT FEE” on page 20 for additional information.

(4)
Fund Members may pay a Distribution and Servicing Fee of up to 0.40% and 1.00% on an annualized basis of the aggregate net assets of FEG Absolute Access Fund attributable to Class II Units and Class III Units, respectively, to the Fund’s Distributor or other qualified recipients. Payment of the Distribution and Servicing Fee is governed by the Distribution and Service Plans for Class II Units and Class III Units, respectively, which, pursuant to the conditions of an exemptive order issued by the SEC, have been adopted by the Fund with respect to Class II Units and Class III Units in compliance with Rule 12b-1 under the Investment Company Act. Class I Units are not subject to the Distribution and Servicing Fee. See “DISTRIBUTION AND SERVICE PLAN.”

(5)
“Other Expenses,” includes, among other things, professional fees and other expenses that the Fund and FEG Absolute Access Fund will bear, including ongoing offering costs and fees and expenses of the Administrator (as defined below), escrow agent and custodian. “Other Expenses” are based on estimated amounts for the current fiscal year.

(6)
Members indirectly bear a portion of the asset-based fees, incentive allocations and other expenses incurred by FEG Absolute Access Fund as an investor in the Portfolio Funds (as defined below). The Portfolio Fund Managers (as defined below) will generally receive management fees, typically ranging between 1% and 3% per annum of FEG Absolute Access Fund’s assets under their management, as well as quarterly or annual incentive allocations typically ranging between 10% and 30% of any profits earned during the applicable calculation period. These incentive allocations are generally calculated on a “high water mark” basis, with incentive allocations only being payable on cumulative profits in excess of the previous quarter-end or year-end high. The Investment Manager and Sub-Adviser do not participate in any of the fees or allocations paid to Portfolio Fund Managers. Acquired Fund Fees and Expenses are based on historic fees and expenses and future Acquired Fund Fees and Expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

(7)	The Fund will bear all of its own operating expenses, and, through its investment in FEG Absolute Access Fund, a pro rata portion of the operating expenses of FEG Absolute Access Fund.
(8)
During the year ended March 31, 2017, the Fund received a $10 subscription from the Investment Manager as the initial investment for an additional class of units, Class II Units. There have been no other transactions involving Class II Units as of June 30, 2017. Class II Units are expected to commence operations at an appropriate time in the future when additional subscriptions are available. As of June 30, 2017, no additional classes of units had commenced operations.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Members will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund and FEG Absolute Access Fund, see “INVESTMENT MANAGEMENT FEE,” “THE ADMINISTRATOR,” “FUND EXPENSES,” “PURCHASING UNITS,” and “REPURCHASES OF UNITS.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under annual expenses remain the same in the years shown. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Units.

EXAMPLE

Class I Units:
You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$49	$146	$244	$489
Class II Units:
You Would Pay the Following Expenses Based a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$53	$157	$261	$519
Class III Units:

You Would Pay the Following Expenses Based on the Imposition of the 3.00% Sales Charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$87	$198	$308	$575

The example is based on the annual fees and expenses of Class I Units, Class II Units and Class III Units set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

SUMMARY OF PRINCIPAL TERMS

This is only a summary and does not contain all of the information that you should consider before investing in the Fund. Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this Prospectus and the SAI, and the Fund’s Operating Agreement.

The Fund
The Fund
The Fund is a Delaware limited liability company organized on January 20, 2011 that is registered under the Investment Company Act as a non-diversified, closed-end management investment company. The Fund invests all or substantially all of its assets in ownership units of interest in FEG Absolute Access Fund (“FEG Absolute Access Fund Units”). FEG Absolute Access Fund is a Delaware limited liability company registered under the Investment Company Act as a non-diversified, closed-end management investment company. The address of the Fund is c/o FEG Investors, LLC, 201 E. Fifth St., Suite 1600, Cincinnati, Ohio 45202; and its telephone number is 1-888-268-0333.

Prior to January 1, 2015, the Fund invested all or substantially all of its assets in the FEG Absolute Access TEI Fund LDC (the “Offshore Fund”), a Cayman Islands limited duration company with the same investment objective as the Fund, which then invested in FEG Absolute Access Fund, as described below. As of January 1, 2015, the Offshore Fund was dissolved, resulting in the Fund investing directly in FEG Absolute Access Fund (as described below), with three separate share classes (the “Reorganization”).

The Units will be offered during an initial public offering and in a continuous offering thereafter. Prior to January 11, 2016, Units were offered on a private placement basis. The Fund offers three separate classes of Units designated as Class I Units (the “Class I Units”), Class II Units (the “Class II Units”), and Class III Units (the “Class III Units”). While the Fund presently intends to offer three classes of Units, it may offer other classes of Units as well in the future. Each class of Units will have differing characteristics, particularly in terms of the sales charges that Members in that class may bear, and the distribution and service fees that each class may be charged. The Fund has received an exemptive order from the SEC with respect to the Fund’s multi-class structure.

Use of Proceeds
The proceeds from the sale of Units, not including the amount of the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in FEG Absolute Access Fund Units as soon as practicable after receipt of such proceeds by the Fund. Because the Fund will invest substantially all of its assets in FEG Absolute Access Fund, the Fund expects the assets to be promptly invested within three months after receipt by the Fund.

The Fund’s Investment Objective
The Fund’s investment objective is to achieve capital appreciation in both rising and falling markets, although there can be no assurance that the Fund will achieve this objective. The Fund intends to achieve its investment objective by investing all or substantially all of its assets in FEG Absolute Access Fund. FEG Absolute Access Fund has the same investment objective as the Fund.

FEG Investors, LLC, FEG Absolute Access Fund’s Investment Manager (as defined below), will manage FEG Absolute Access Fund’s trading and investing activities by allocating its capital among a number of independent investment advisers (“Portfolio Fund Managers”) acting through pooled investment vehicles and/or managed accounts (collectively, “Portfolio Funds”). FEG Absolute Access Fund was formed to capitalize on the experience of the Investment Manager’s principals with evaluating and recommending to clients, non-traditional investment funds (i.e., hedge funds) by creating a fund-of-funds product which offers professional Portfolio Fund Manager due diligence, selection and monitoring, consolidated reporting, risk monitoring and access to Portfolio Fund Managers for a smaller minimum investment than would be required for direct investment.

The Portfolio Funds that the Investment Manager (as defined below) selects for FEG Absolute Access Fund are managed by independent Portfolio Fund Managers. All of the Portfolio Funds will be bona fide third-party funds in which the Fund will be one of several investors. The Fund will be a minority holder in the Portfolio Funds (typically owning less than 5% of each Portfolio Fund).

Some of the Portfolio Funds in which FEG Absolute Access Fund invests may hold a portion of their investments, in particular investments that are illiquid, in so-called “side pockets.” Side pockets are sub-funds or other special allocations within a Portfolio Fund that create a structure to invest in illiquid or hard to value securities or other investments and are valued independently from the general portfolio with distinct allocation, distribution and redemption terms and are generally held only by those investors existing at the time of investment or at the time the side pocket is created. There is no limit to the amount that FEG Absolute Access Fund may invest in Portfolio Funds with side pockets nor on the aggregate size of side pockets.

The investment in the Portfolio Funds will be made at the discretion of FEG Absolute Access Fund’s Investment Manager (as defined below). The Portfolio Fund Managers are not providing a particular directed course of investment for the assets invested in them by FEG Absolute Access Fund; rather, FEG Absolute Access Fund is an investor entitled to a proportionate claim to the assets of each Portfolio Fund in which it (and in which the Fund) invests. FEG Absolute Access Fund will act as an investor in the Portfolio Funds, and as such, will not enter into investment advisory contracts with Portfolio Fund Managers.

Risk Factors
The Fund is subject to substantial risks – including market risks, strategy risks and fund structure risks. Portfolio Funds generally will not be registered as investment companies under the Investment Company Act and, therefore, the Fund and FEG Absolute Access Fund will not be entitled to the various protections afforded by the Investment Company Act with respect to investments in Portfolio Funds. The Investment Manager will monitor the Portfolio Fund Managers in their implementation of their investment strategies, and will manage FEG Absolute Access Fund’s allocation of assets to the Portfolio Funds. The Fund will be subject to the risks associated with investments made by Portfolio Fund Managers, which may include those attributable to equity securities, fixed income securities, distressed securities, high-yield securities, convertible securities, options, forward contracts, futures contracts, non-U.S. securities, investments in volatile markets, emerging markets, derivatives, short selling, use of leverage, use of credit facilities, and counterparty and settlement risk. The Fund will also be subject to the risks associated with the investment strategies employed by the Portfolio Fund Managers, which may include relative value strategies, credit strategies, convertible-securities strategies, event strategies, concentrated investing, long-term strategies, illiquid investments, litigation and enforcement risks, and portfolio turnover. While the Investment Manager will attempt to moderate any risks of securities activities of the Portfolio Fund Managers, there can be no assurance that the Fund’s or FEG Absolute Access Fund’s investment activities will be successful or that the Members will not suffer losses. Because the Portfolio Funds are not affiliated with the Fund, FEG Absolute Access Fund LLC or the Investment Manager, the Investment Manager will not have any control over the Portfolio Fund Managers. Although the Investment Manager will monitor and review allocations to Portfolio Funds, there can be no assurances that a Portfolio Fund Manager will manage its Portfolio Fund in a manner consistent with the Fund’s investment objective. There may also be certain conflicts of interest relevant to the management of the Fund, arising out of, among other things, activities of the Investment Manager, its affiliates and employees with respect to the management of accounts for other clients as well as the investment of proprietary assets. Prospective investors should review carefully the “PRINCIPAL RISK FACTORS” section of this Prospectus. An investment in the Fund involves substantial risks and special considerations should only be made by investors who understand the risks involved and who are able to withstand the loss of the entire amount invested. Accordingly, the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment. Past results of the Investment Manager, its principals, the Fund, FEG Absolute Access Fund or the Portfolio Fund Managers are not indicative of future results. An investment in the Fund involves substantial risks and special considerations. A discussion of the risks associated with an investment in the Fund can be found under “RISK FACTORS” on page 24.

Board of Directors
The Board of Directors of the Fund (the “Board of Directors” or the “Board”) has overall responsibility for the management and supervision of the Fund’s operations. FEG Absolute Access Fund’s Board of Directors (the “FEG Absolute Access Fund Board”), which, as of the date of the Prospectus, has the same composition as the Board, has overall responsibility for the management and supervision of the business operations of FEG Absolute Access Fund on behalf of FEG Absolute Access Fund’s members. A majority of the Directors of each of the Board and the FEG Absolute Access Fund Board is and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the Investment Company Act (“Independent Directors”). To the extent permitted by applicable law, the Board and the FEG Absolute Access Fund Board may each delegate any of its respective rights, powers and authority to, among others, the officers of the Fund or FEG Absolute Access Fund, as applicable, any committee of such board, or, in the case of FEG Absolute Access Fund, the Investment Manager (as defined below). For further information, please see “MANAGEMENT OF THE FUND AND FEG ABSOLUTE ACCESS FUND: The Board of Directors” on page 17.

The Investment Manager
Under the supervision of the FEG Absolute Access Fund Board and pursuant to an investment management agreement (the “Investment Management Agreement”), FEG Investors, LLC, a Delaware limited liability company and an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as FEG Absolute Access Fund’s investment manager (“Investment Manager”). The Investment Manager’s principal business address is 201 E. Fifth St., Suite 1600, Cincinnati, Ohio 45202. Its telephone number is 1-888-268-0333. As of March 31, 2017, the Investment Manager had approximately $454.76 million of assets under management.

The Investment Manager’s members are Fund Evaluation Group, LLC (“FEG”), InterOcean Capital, LLC (“InterOcean”), Mr. Gregory M. Dowling and Mr. J. Alan Lenahan. Messrs. Dowling and Lenahan are directors of Hedged Strategies and Investment Strategies, respectively, with FEG.

Sub-Adviser
Pursuant to a sub-advisory agreement with the Investment Manager and FEG Absolute Access Fund (the “Sub-Advisory Agreement”), InterOcean Capital, LLC (“InterOcean”), an investment adviser registered under the Advisers Act, will serve as FEG Absolute Access Fund’s Sub-Adviser (in such capacity, the “Sub-Adviser”). The Sub-Adviser’s principal business address is 980 North Michigan Ave., Suite 1780, Chicago, IL 60611. Its telephone number is 312-648-1720. The Sub-Adviser’s control persons are Jeffrey S. Camp, Rege S. Eisaman, and Forrest P. Sumlar. The Sub-Adviser participates by appointing a member of the Investment Manager’s investment policy committee (the “Investment Policy Committee”), thereby assisting in providing for oversight of FEG Absolute Access Fund’s investments, making Portfolio Fund Manager selection and termination recommendations and approving significant and strategic asset allocation changes.

Operating Agreement	Members in the Fund (“Members”) and their counsel are urged to carefully read the Operating Agreement, which is attached hereto and forms an integral part of this Prospectus.
Limited Liability	Investors invest with limited liability. A Member will not be liable to the Fund for any amount in excess of such Member’s capital contributions and profits, if any.
Units of Investment
Purchasing Units
Members may be admitted when permitted by the Board of Directors. Generally, Members will only be admitted as of the beginning of a calendar month but may be admitted at any other time in the discretion of the Board of Directors.

The minimum initial investment is $50,000 and additional contributions from existing Members may be made in a minimum amount of $25,000. The Fund may not accept initial investments of less than $25,000, except with respect to certain classes of investors (as, for example, with respect to key employees, officers or directors of the Fund, the Investment Manager, the Sub-Adviser or their affiliates). The minimum initial and subsequent subscription amounts may be reduced or waived as determined by the Board of Directors in its sole discretion.

A prospective investor must submit a completed subscription document on or prior to the acceptance date set by the Fund and notified to prospective investors. The Fund reserves the right to reject, in its sole discretion, any request to purchase Units of the Fund at any time. The Fund also reserves the right to suspend or terminate offerings of Units at any time. Additional information regarding the subscription process is set forth under “PURCHASING UNITS” below at page 50.

Eligibility Requirements
Each investor in the Fund must be an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended. The requirements for so qualifying are set forth in the Investor Questionnaire and Power of Attorney, and are discussed in the “INVESTOR QUALIFICATIONS” section of this Prospectus at page 51.

The foregoing requirements are regulatory minimums only. Each investor must have sufficient knowledge and experience in financial matters to evaluate the risks and merits of an investment in the Fund. Certain of the strategies applied by the Portfolio Fund Managers are leveraged, complex and involve substantial risks.

Only investors capable of understanding and bearing such risks should consider investing in Units.
Subscription Procedures
A properly completed Investor Questionnaire and Power of Attorney must be returned to the Fund at least 15 days before the beginning of the calendar month in order for the subscriber to be admitted as a Member of the Fund on the first day of that calendar month. Wire transfers (or good funds) must be received by the Fund’s bank by the 10th business day preceding the beginning of such calendar month. The Board of Directors may waive such deadlines in its sole discretion.

Taxes
Effective January 1, 2015, the Fund has elected to be treated as a corporation for federal income tax purposes, and it further elected to be treated for federal income tax purposes, and intends to qualify annually, as a RIC under the Code. FEG Absolute Access Fund has received an opinion of counsel that, for federal income tax purposes, it will be classified as a partnership and not as a corporation, and, based on a “facts and circumstances” analysis, will not be treated as a publicly traded partnership taxable as a corporation. As a partnership, FEG Absolute Access Fund will not be subject to federal income tax. Rather, each of the FEG Absolute Access Fund’s members, including the Fund, will be required to take into account, for federal income tax purposes, its allocable share of the FEG Absolute Access Fund’s items of income, gain, loss, deduction and credit.

Effective January 1, 2015, the Fund elected to be treated as a RIC under Subchapter M of Subtitle A, Chapter 1, of the Code. Prior to the election on January 1, 2015, the Fund operated as a partnership for U.S. federal income tax purposes. As a RIC, the Fund generally will not have to pay corporate-level U.S. federal income taxes on any net taxable income that it distributes to its Members from the Fund’s tax earnings and profits. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements.

For a discussion of qualification as a RIC, certain tax risks and considerations relating to an investment in the Fund see “FEDERAL INCOME TAX CONSIDERATIONS,” below at page 42.

Investors should consult their own tax advisers with respect to the specific federal, state, local, U.S. and non-U.S. tax consequences of the purchase, ownership and disposal of Units of the Fund and/or the filing requirements, if any, associated with the purchase, ownership and disposal of Units of the Fund.

Financial Terms
Organizational Expenses	FEG Investors, LLC paid the fees and expenses incurred in connection with the organization of the Fund and the Initial Closing.
Management Fee
Through its investment in FEG Absolute Access Fund, the Fund will bear a proportionate share of the Investment Management Fee (as defined below) paid by FEG Absolute Access Fund to the Investment Manager in consideration of the advisory and other services provided by the Investment Manager to FEG Absolute Access Fund. The Investment Manager receives from FEG Absolute Access Fund a monthly management fee (“Investment Management Fee”) equal to 1/12th of 0.85% of FEG Absolute Access Fund’s month-end net asset value, prior to reduction for the Investment Management Fee then being calculated (a 0.85% annual rate). The Investment Management Fee is paid monthly in arrears. The Investment Manager will pay the Sub-Adviser a monthly fee equal to 10% of any Investment Management Fee received by the Investment Manager from FEG Absolute Access Fund pursuant to the Investment Management Agreement as of the end of each calendar month. Effective May 11, 2015, the Sub-Adviser agreed to waive any unpaid past and future compensation that did or would exceed 10% of the adjusted income of the Investment Manager attributable to the services that the Investment Manager renders to the Fund.

The Fund’s Expenses
The Fund, and therefore the Fund’s investors, will bear all of its own operating expenses (including, without limitation, its offering expenses), and, through its investment in FEG Absolute Access Fund, a pro rata portion of the operating expenses of FEG Absolute Access Fund, including, but not limited to, the Investment Management Fee payable to the Investment Manager; all expenses that the FEG Absolute Access Fund Board reasonably determines to be incurred in connection with FEG Absolute Access Fund’s investment activities including, but not limited to, due diligence costs, Portfolio Fund Manager background checks, systems and travel costs (or a portion thereof) incurred by the Investment Manager (or its members) in connection with FEG Absolute Access Fund’s investment activities; any taxes to which FEG Absolute Access Fund is subject; the Portfolio Fund fees and expenses described below; regulatory fees; and interest charges.

In addition, except as described below, the Fund will bear all of its own ordinary operating and administrative expenses, which include, but are not limited to, administration fees paid to UMB Fund Services, Inc. (the “Administrator”); amounts due to persons not affiliated with the Investment Manager or Sub-Adviser for providing operating and administrative services, custody, legal, accounting, audit and tax services to the Fund or to the Investment Manager or Sub-Adviser with respect to the activities of the Fund; registration and filing fees; licensing fees, insurance expenses, costs of preparing, printing and mailing reports and other documents, including proxy materials, and the cost of the ongoing offering of the Units. The Fund will bear all of its extraordinary expenses, if any.

Expenses incurred in connection with the Fund’s status as a registered investment company, such as travel-related expenses and fees of members of the Board of Directors who are not affiliated with the Investment Manager, and reporting and filing costs will be borne by the Fund. For a further description of the Fund’s expenses, please see “FUND AND FEG ABSOLUTE ACCESS FUND EXPENSES,” below at page 23.

Portfolio Fund Fees and Expenses
The Portfolio Fund Managers will generally receive management fees, typically ranging between 1% and 3% per annum of FEG Absolute Access Fund’s assets under their management, as well as quarterly or annual incentive allocations typically ranging between 10% and 30% of any profits earned during the applicable calculation period. These incentive allocations are generally calculated on a “high water mark” basis, with incentive allocations only being payable on cumulative profits in excess of the previous quarter-end or year-end high. The Investment Manager does not participate in any of the fees or allocations paid to Portfolio Fund Managers.

Through its investment in FEG Absolute Access Fund, the Fund will bear its allocable portion of Portfolio Fund operating and administrative expenses.
Distribution and Servicing Fee
Pursuant to the conditions of an exemptive order issued by the SEC, the Fund has adopted a Distribution and Service Plan with respect to Class II Units and Class III Units in compliance with Rule 12b-1 under the Investment Company Act. Under the Distribution and Service Plan, the Fund may pay as compensation up to 0.40% and 1.00% on an annualized basis of the aggregate net assets of the Fund attributable to Class II Units and Class III Units, respectively, (the “Distribution and Servicing Fee”) to the Fund’s Distributor or other qualified recipients under the Distribution and Service Plan. The Distribution and Servicing Fee is paid out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. For purposes of determining the Distribution and Servicing Fee, net asset value will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Class I Units are not subject to the Distribution and Servicing Fee. See “THE DISTRIBUTION AND SERVICE PLAN” on page 22.

Liquidity
Fund Repurchases of Units
No Member will have the right to require the Fund to redeem its Units. Rather, the Board of Directors may, from time to time cause the Fund to offer to repurchase Units from Members. However, because all or substantially all of the Fund’s assets will be invested in FEG Absolute Access Fund, the Fund will generally find it necessary to liquidate a portion of its FEG Absolute Access Fund Units in order to satisfy repurchase requests. Because FEG Absolute Access Fund Units may not be transferred, the Fund may withdraw a portion of its FEG Absolute Access Fund Units only pursuant to repurchase offers by FEG Absolute Access Fund. Therefore, the Fund does not expect to conduct a repurchase offer for Units unless FEG Absolute Access Fund contemporaneously conducts a repurchase offer for FEG Absolute Access Fund Units.

The Investment Manager anticipates recommending to the FEG Absolute Access Fund Board that, under normal market circumstances, FEG Absolute Access Fund offer to repurchase Units from Members twice a year, effective as of June 30th and December 31st of each year. The repurchase amount will be determined by the FEG Absolute Access Fund Board in its complete and absolute discretion, but is expected to be no more than approximately 25% of FEG Absolute Access Fund’s outstanding Units. It is also anticipated that the Fund will generally conduct repurchase offers contemporaneously with repurchase offers conducted by FEG Absolute Access Fund. For a further discussion, please see “REPURCHASES OF UNITS,” below at page 51.

Mandatory Redemptions	The Board of Directors may cause the Fund to redeem the Units of a Member in accordance with the Operating Agreement, the 1940 Act and the rules thereunder.
Transferability
Members may not assign or otherwise transfer Units (except by operation of law) without the prior written consent of the Board of Directors and as provided in the Operating Agreement. Any attempt to sell or transfer Units without such prior approval is void.

Each transferring Member and transferee may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. See “TRANSFER OF UNITS,” below at page 53.

Distributions
The Fund intends to make distributions that may be taxed as ordinary income or capital gains. Generally, the distributions will not be taxable to investors that are tax-exempt entities or tax-qualified retirement plans, unless you financed the purchase of Units with borrowed funds.

Administration; Reporting
Administrator	UMB Fund Services, Inc.
Tax Year End	December 31.
Fiscal Year End	March 31.
Reporting
Members will receive individualized monthly unaudited statements with an estimated ending capital balance, quarterly performance commentary and audited annual financial statements.

Ernst & Young LLP will serve as the Fund’s independent registered public accounting firm.

Risks
Speculative, Leveraged Strategies
The investment program of the Fund attempts to reduce risk through diversification of FEG Absolute Access Fund’s Portfolio Fund Managers and Portfolio Funds. Nevertheless, prospective investors should recognize that many (if not all) Portfolio Funds selected by the Investment Manager implement speculative investment strategies that involve substantial risk of loss.

Prospective investors must meet the suitability requirements of the Fund, and the Units are suitable only for investors who fully understand and are willing and financially able to bear the risks associated with an investment in the Fund. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that the investment objectives of the Fund or the Portfolio Funds in which FEG Absolute Access Fund invests will be achieved.

The Fund is a speculative and illiquid investment that involves a high degree of risk. Investors must be prepared to lose all or substantially all of their investment in the Fund. The Fund’s performance may be volatile. The Fund’s portfolio (through its investment in FEG Absolute Access Fund) will likely consist of a limited number of Portfolio Funds resulting in potentially greater volatility and greater exposure to losses of any one Portfolio Fund than would be the case in a more broadly diversified fund of funds. Many Portfolio Funds use leveraged (and in certain cases highly leveraged) investment strategies. The use of leverage magnifies rates of return (both positive and negative). The Investment Manager has management authority over FEG Absolute Access Fund and is dependent upon the services of the Investment Manager’s principals. There will be no secondary market for the Units and none is expected to develop. Units may not be transferred without the prior written consent of the Board of Directors, which the Board of Directors may withhold in its absolute discretion. The Fund is subject to fees and expenses, which reduce any trading profits. The Portfolio Fund Managers’ receipt of performance-based fees may create an incentive for the Portfolio Fund Managers to make investments that are riskier or more speculative than would be the case in the absence of such performance-based fees. None of the Fund, FEG Absolute Access Fund or any Portfolio Fund is subject to the same regulatory requirements as mutual funds.

Conflicts of Interest	The Fund, the Board of Directors, the Investment Manager and Sub-Adviser are subject to actual and potential conflicts of interest. See “CONFLICTS OF INTEREST,” below at page 40.

FINANCIAL HIGHLIGHTS

The information contained in the table below for the fiscal years ended March 31, 2017, March 31, 2016, March 31, 2015, March 31, 2014, and March 31, 2013, sets forth selected information derived from the Fund’s financial statements. Financial statements for the fiscal years ended March 31 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report, along with the Fund’s financial statements and notes thereto, are incorporated by reference to the Fund’s annual report of the fiscal year ended March 31, 2017 previously filed on Form N-CSR on June 23, 2017 and are available upon request from the Fund. The information in the table below should be read in conjunction with each of those financial statements and the notes thereto.

FEG Absolute Access Fund I LLC

	Year Ended March 31, 2017	Year Ended March 31, 2016	Year Ended March 31, 2015	Year Ended March 31, 2014
Per Unit Operating Performances:(1)(2)
Net asset value per unit, beginning of year	$1,133.29	$1,189.27	$1,135.93	$1,062.22
Income (loss) from investment operations:
Net investment loss	(14.62)	(13.72)	(6.07)	$5.98
Net realized and unrealized gain (loss) on investments	68.75	(37.63)	59.41	79.69
Total change in per unit value from investment operations	54.13	(51.35)	53.34	73.71

Distributions paid from:
Net investment income	(8.71)	(2.35)	---	---
Net realized gains	---	(2.28)	---	---
Total distributions to shareholders	(8.71)	(4.63)	---	---

Net asset value per unit, end of year	$1,178.71	$1,133.29	$1,189.27	$1,135.93

		Year Ended March 31,
	2017	2016	2015	2014	2013
Ratios to average net assets:(3)
Total expenses	1.23%	1.27%	1.34%	1.56%	1.39%
Net investment loss	(1.22)%	(1.27)%	(1.34)%	(1.56)%	(1.39)%

Total Return	4.78%	(4.32)%	4.70%	6.94%	8.24%
Portfolio turnover	6.43%	12.33%	28.75%	17.93%	7.96%
Net assets end of year (000’s)	$334,920	$333,516	$321,325	$239,771	$159,565

(1)	Selected data is for a single unit outstanding throughout the year.
(2)	Effective April 1, 2013, the Fund was unitized.
(3)	The ratios include the Fund’s proportionate share of income and expenses allocated from FEG Absolute Access Fund LLC.

USE OF PROCEEDS

The proceeds from the sale of Units, not including the amount of the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in FEG Absolute Access Fund Units as soon as practicable after receipt of such proceeds by the Fund. Because the Fund will invest substantially all of its assets in FEG Absolute Access Fund, the Fund expects the assets to be promptly invested within three months after receipt by the Fund. The Fund expects that such proceeds will be invested by FEG Absolute Access Fund in accordance with the Fund’s and FEG Absolute Access Fund’s investment objective and strategies as soon as practicable after receipt of such proceeds by FEG Absolute Access Fund, consistent with market conditions and the availability of suitable investments. Such proceeds will be invested together with any interest earned in the Fund’s escrow account prior to the closing of the applicable offering. Delays in investing FEG Absolute Access Fund’s assets may occur (i) because of the time typically required to complete Portfolio Fund transactions (which may be considerable), (ii) because certain Portfolio Funds selected by the Investment Manager may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for Portfolio Fund Managers to invest the amounts committed by FEG Absolute Access Fund.

Pending the investment of the proceeds of any offering or any other available funds pursuant to the Fund’s and FEG Absolute Access Fund’s investment objective and strategies, a portion of such amounts, which may include a substantial portion of the proceeds of an offering, may be invested in short-term debt securities or money market funds. In addition, subject to applicable law, each of the Fund and FEG Absolute Access Fund may maintain a portion of its assets in cash or such short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which FEG Absolute Access Fund’s assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT OBJECTIVES AND STRATEGY

The Fund’s Investment Objectives

The Fund’s investment objective is to achieve capital appreciation in both rising and falling markets, although there can be no assurance that the Fund will achieve this objective. The Fund was formed to capitalize on the experience of the Investment Manager’s principals with evaluating and recommending to clients, non-traditional investment funds (i.e., hedge funds) by creating a fund-of-funds product which offers professional Portfolio Fund Manager due diligence, selection and monitoring, consolidated reporting, risk monitoring and access to Portfolio Fund Managers for a smaller minimum investment than would be required for direct investment. The Fund’s investment objective is not fundamental and may be changed by the Fund’s Board of Directors without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Units. The Fund’s Board of Directors will provide investors with at least 60 days’ notice prior to changing the Fund’s investment objective.

Investment Strategy Description

The Investment Manager’s investment policy committee (the “Investment Policy Committee”) allocates FEG Absolute Access Fund’s assets among a number of Portfolio Fund Managers, through investing FEG Absolute Access Fund assets in Portfolio Funds, and primarily invests with Portfolio Fund Managers who employ one or more of the absolute return strategies described below, although there is no material limitation on the nature of the strategies which the Portfolio Fund Managers may employ.

Absolute return managers, while often investing in the same asset classes as traditional investment managers, do so in a market neutral framework that attempts to arbitrage pricing discrepancies or other anomalies that are unrelated to general market moves. Absolute return strategies are designed to reduce exposure to the market risks that define the broad asset classes and therefore should be viewed as a separate absolute return or diversifying strategy category for asset allocation purposes. An allocation to absolute return strategies can add a potentially valuable element of diversification to a portfolio of traditional investments and can be used by investors as a way to manage the total market risk of their portfolios. Examples of individual strategies that generally fall into this absolute return category include merger arbitrage, fixed income arbitrage, equity market neutral, convertible arbitrage, relative value arbitrage and other event-driven strategies.

Merger Arbitrage: Buying and selling securities in companies being acquired or involved in a merger transaction. Generally, the Portfolio Fund Manager will take “long” positions in the target company and “short” the acquiring company to lock in the spread between the two valuations. Portfolio Fund Managers may use leverage to enhance potential returns.

Fixed Income Arbitrage: Taking offsetting “long” and “short” positions in related fixed income securities and their derivatives whose values are mathematically or historically interrelated but may be temporarily dislocated. Portfolio Fund Managers typically use a significant amount of leverage to increase returns.

Equity Market Neutral: Taking offsetting “long” and “short” positions in equity securities structured to neutralize the impact of any market movements and thus capture pure security selection skill. This strategy is often “equitized” by pairing it with exposure to an equity index to produce enhanced index returns.

Convertible Arbitrage: Buying “long” convertible bonds and selling “short” the related stock. The complex pricing relationship of convertibles allows for arbitrage managers to exploit the pricing inefficiencies between the bond value component and the embedded stock option component that comprise a convertible bond’s total value. Managers may further try to isolate specific pricing inefficiencies by hedging interest rate risk and credit risk through derivative securities.

Relative Value Arbitrage: Identifying and exploiting relative mispricings of related securities. Relative Value Arbitrage Portfolio Fund Managers may invest in a wide variety of security types. Typically, these situations exist due to financial stress, a complex capital structure or temporary dislocation in the markets.

Event-Driven: Investing in stocks or bonds of companies undergoing significant changes in their corporate life-cycle, including bankruptcy, restructuring, merger, acquisition, and spin-off of a division or subsidiary. Event-driven investing also encompasses merger arbitrage, distressed, and special situations investing.

Notwithstanding the foregoing, there is no limit on the types of investments the Portfolio Funds may make. Accordingly, the descriptions in this section cannot be comprehensive.

Due Diligence, Investment Process and Ongoing Monitoring

The Investment Manager’s Portfolio Fund Manager evaluation process attempts to identify superior Portfolio Fund Managers by evaluating each Portfolio Fund Manager based upon the following six attributes:

Conviction: Determining a Portfolio Fund Manager’s commitment to their investment philosophy and investors.

Consistency: Determining whether the Portfolio Fund Manager has applied a consistent investment philosophy in managing assets.

Pragmatism: Identifying that a Portfolio Fund Manager understands its competitive advantages and has the ability to generate returns.

Investment Culture: Evaluating the Portfolio Fund Manager’s institutional culture to determine whether it has a stable group of experienced, motivated professionals.

Risk Controls: Evaluating the Portfolio Fund Manager’s risk management processes for both the investment portfolio and investment operations.

Active Return: Determining whether the Portfolio Fund Manager has historically produced investment returns on an absolute basis.

Prior to allocating assets to a Portfolio Fund Manager, the Investment Manager conducts qualitative and quantitative diligence on potential Portfolio Fund Managers, which may include on-site visits (which generally include meetings with a Portfolio Fund Manager’s investment, operations and risk management professionals). The Investment Manager reviews and evaluates a Portfolio Fund Manager’s investment strategies and investment process, performance record, stability of organizational structure and team of investment professionals (including firm history and ownership, employee and client retention and turn-over) and fee structure. The Investment Manager seeks to understand the Portfolio Fund Manager’s sourcing and evaluation of investments, including the relationship of investments to each other in the portfolio and exit strategies with respect to such investments. The Investment Manager also seeks to understand the Portfolio Fund Manager’s “back office” operations, including its operating, valuation and reporting policies and procedures. The Investment Manager evaluates the checks and balances within a Portfolio Fund Manager’s “back office” operations as well as the responsibilities and qualifications of key professionals monitoring these operations. All initial Portfolio Fund Manager allocations are approved by the Investment Manager’s Investment Policy Committee. Once the Investment Manager allocates assets to a Portfolio Fund Manager, the Investment Manager begins the ongoing monitoring process, which includes receiving and reviewing performance updates and maintaining an ongoing continuing dialogue with the Portfolio Fund Manager.

The Investment Manager expects to limit the Fund’s exposure (through the Fund’s investment in FEG Absolute Access Fund) to any one Portfolio Fund to no more than 20% of the net asset value of the portfolio at the time of allocation. While this may be a considerably greater commitment to a single fund than most fund-of-funds would undertake, the Investment Manager believes that it is acceptable given the portfolio diversification it will initially require of Portfolio Funds, and the Investment Manager does not envision such a large commitment to any Portfolio Fund that did not possess such diversification. However, the Investment Manager is not subject to any formal diversification policies in managing FEG Absolute Access Fund’s assets.

The Investment Manager may terminate a Portfolio Fund Manager for a variety of reasons, which may include lack of performance, asset growth, style drift, decline of institutional controls and key personnel departures. The Investment Manager may also terminate a Portfolio Fund Manager to allocate assets to another Portfolio Fund Manager the Investment Manager considers a more attractive investment opportunity for FEG Absolute Access Fund.

All Portfolio Fund Manager terminations are approved by the Investment Manager’s Investment Policy Committee.

Leverage; Liquidity Facilities

The Portfolio Fund Managers will generally use leverage in their investment activities through trading stocks on margin, selling securities short, repurchase agreements, futures, swaps and other derivatives, bank borrowings, structured finance vehicles and other means. Generally, there is no limitation on the amount of leverage that may be utilized by the Portfolio Funds. In addition, the Fund and FEG Absolute Access Fund have the authority to borrow money directly, although the Investment Manager does not anticipate any direct borrowings except for cash management purposes such as providing liquidity for investments and repurchases.

Direct Trading; Cash Reserves

The Investment Manager may conduct certain direct (i.e., not through a Portfolio Fund Manager) trading activities for cash management, hedging or portfolio reallocation purposes. The Investment Manager does not expect such direct trading to constitute a significant portion of the Fund’s (through its investment in FEG Absolute Access Fund) investment activity.

The Investment Manager may maintain such cash reserves as it may from time to time deem to be appropriate and may invest and manage such cash reserves in U.S. Treasury securities and similar short-term instruments or accounts.

Futures Transactions

Each of the Fund and FEG Absolute Access Fund has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act of 1974, as amended (the “CEA”), and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA. In February 2012, the Commodity Futures Trading Commission (the “CFTC”) adopted certain regulatory changes that will subject the adviser of an investment company to registration as a Commodity Pool Operator (“CPO”) if the investment company is unable to comply with certain trading and marketing limitations.

With respect to investments in swap transactions, commodity futures, commodity options or certain other derivatives used for purposes other than bona fide hedging purposes, an investment company must meet one of the following tests under the amended regulations in order to claim an exemption from being considered a “commodity pool” or a CPO. First, the aggregate initial margin and premiums required to establish an investment company’s position in such investments may not exceed five percent (5%) of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments). Alternatively, the aggregate notional value of these positions, as determined at the time the most recent position was established, may not exceed 100% of the net asset value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets. In the event that either the Investment Manager or Sub-Adviser was required to register as a CPO, the disclosure and operations of the Fund would need to comply with all applicable CFTC regulations. Compliance with these additional registration and regulatory requirements would increase operational expenses. Other potentially adverse regulatory initiatives could also develop. A related CFTC proposal to harmonize applicable CFTC and SEC regulations could, if adopted, mitigate certain disclosure and operational burdens if CPO registration were required.

Additionally, the Investment Manager has filed for relief under CFTC Letter No. 12-38 from the Division of Swap Dealer and Intermediary Oversight. CFTC Letter No. 12-38 grants temporary no-action relief to CPOs of “fund of funds” that qualify for the exemption under CFTC Rule 4.5. The no-action relief exempts the Investment Manager from any requirement to register as a CPO through the later of June 30, 2013 or six months after the effective date of revised guidance (or the compliance date, if later) regarding the application of de minimis thresholds to fund of funds within the context of CFTC Rule 4.5. Upon the expiration of the no-action relief, the Investment Manager will register as a CPO, if required.

THE FUND IS A HIGHLY SPECULATIVE INVESTMENT AND IS NOT INTENDED AS A COMPLETE INVESTMENT PROGRAM. IT IS DESIGNED ONLY FOR SOPHISTICATED PERSONS WHO CAN BEAR THE ECONOMIC RISK OF THE LOSS OF THEIR INVESTMENT IN THE FUND AND WHO HAVE A LIMITED NEED FOR LIQUIDITY IN THEIR INVESTMENT. THERE CAN BE NO ASSURANCE THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE.

MANAGEMENT OF THE FUND AND FEG ABSOLUTE ACCESS FUND

The Board of Directors

The Fund’s Board of Directors has overall responsibility for the management and supervision of the Fund’s operations. The FEG Absolute Access Fund Board, which will initially have the same composition as the Board, has overall responsibility for the management and supervision of the business operations of FEG Absolute Access Fund on behalf of FEG Absolute Access Fund’s members. Each member of the Board and FEG Absolute Access Fund’s Board is deemed to be a “manager” under Delaware’s Limited Liability Company Act. A majority of Directors of each of the Board and FEG Absolute Access Fund Board is and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the Investment Company Act (“Independent Directors”).

The Directors who are not affiliated with the Investment Manager or Sub-Adviser will be entitled to remuneration from the Fund and to be reimbursed for their reasonable traveling, hotel and other expenses properly incurred in attending meetings of the Directors or any committee of the Directors or any general meeting held in connection with the business of the Fund.

The Operating Agreement provides that the Directors and the Investment Manager shall not be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of such person’s services to the Fund, unless it shall be determined by final judicial decision in a court of competent jurisdiction on the merits from which there is no further right to appeal that such loss is due to an act or omission of such person constituting willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such person’s office or as otherwise required by law. The Directors and the Investment Manager will also be indemnified by the Fund, subject to the standard of care set forth in the preceding sentence. The Operating Agreement also provides for an advancement of indemnification expenses. The rights of indemnification provided under the Operating Agreement shall not be construed so as to provide for indemnification of an indemnitee for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Operating Agreement to the fullest extent permitted by law.

The Investment Manager and Sub-Adviser

Under the supervision of the FEG Absolute Access Fund Board and pursuant to an Investment Management Agreement, FEG Investors, LLC, a Delaware limited liability company, serves as the Investment Manager to FEG Absolute Access Fund. The Investment Manager’s principal business address is 201 E. Fifth St., Suite 1600, Cincinnati, Ohio 45202. The Investment Manager’s telephone number is 1-888-268-0333.

The Investment Manager’s members are Fund Evaluation Group, LLC (“FEG”), InterOcean Capital, LLC (“InterOcean”), Mr. Gregory M. Dowling and Mr. J. Alan Lenahan. Messrs. Dowling and Lenahan are jointly and primarily responsible for the day-to-day portfolio management of FEG Absolute Access Fund. Mr. Dowling, Managing Principal and Director of Hedged Strategies, has been with FEG since 2004. Mr. Lenahan, Managing Principal and Director of Investment Strategies, has been with FEG since 2002. In managing the investment operations of FEG Absolute Access Fund, the Investment Manager has access to the research and portfolio management resources of FEG, although all FEG Absolute Access Fund asset allocation decisions will be made by the Investment Manager, subject to approval by the Investment Manager’s Investment Policy Committee.

Pursuant to a sub-advisory agreement with the Investment Manager and FEG Absolute Access Fund (the “Sub-Advisory Agreement”), InterOcean Capital, LLC (“InterOcean”), an investment adviser registered under the Advisers Act, will serve as FEG Absolute Access Fund’s Sub-Adviser (in such capacity, the “Sub-Adviser”). The Sub-Adviser’s principal business address 980 North Michigan Ave., Suite 1780, Chicago, IL 60611. Its telephone number is 312-648-1720. The Sub-Adviser’s control persons are Jeffrey S. Camp, Rege S. Eisaman, and Forrest P. Sumlar.

The Sub-Adviser participates by appointing a member of the Investment Manager’s investment policy committee (the “Investment Policy Committee”), thereby assisting in providing for oversight of FEG Absolute Access Fund’s investments, making Portfolio Fund Manager selection and termination recommendations and approving significant and strategic asset allocation changes.

InterOcean was formed in November 2005 to provide high net worth clients, family offices, and related entities with investment consulting services and innovative asset management strategies. The core team of InterOcean was formed in July of 1999 at the Montgomery Private Client Services Division of Banc of America Securities, and the group moved to Morgan Stanley in June of 2001. InterOcean utilizes asset management strategies available in the marketplace to achieve a client’s investment objectives. It complements these strategies with proprietary asset management strategies that are not generally provided by third party advisors and/or securities. InterOcean’s founders have been working with substantially the same client base for the last ten years. The firm was formed in 2005 and is independently owned and approximately 84% of the equity is held by employees. As of March 31, 2017, InterOcean had approximately $1.27 billion of assets under management and had fifteen employees.

The Fund’s SAI provides additional information about the Investment Policy Committee’s compensation, other accounts managed, and ownership of securities in the Fund.

The Investment Management Agreement

The Investment Management Agreement provides that the Investment Manager will provide portfolio management services, manage FEG Absolute Access Fund’s investing activities, assist FEG Absolute Access Fund generally in the conduct of its business, maintain or cause to be maintained necessary books and records of FEG Absolute Access Fund, and render services on behalf of FEG Absolute Access Fund (not otherwise provided by third parties) necessary for FEG Absolute Access Fund’s operations. Subject to the FEG Absolute Access Fund Board’s oversight, the Investment Manager has agreed, among other things, to make investment decisions and provide a program of continuous investment management for FEG Absolute Access Fund.

The Investment Management Agreement further provides that the Investment Manager will not be liable for, and shall be indemnified for, any error of judgment or mistake of law or for any loss suffered by FEG Absolute Access Fund in connection with matters to which such agreement relates, except a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Investment Manager in the performance of its duties or from reckless disregard by the Investment Manager of its obligations and duties under the Investment Management Agreement. The Investment Management Agreement also provides for an advancement of indemnification expenses. The rights of indemnification provided under the Investment Management Agreement shall not be construed as a waiver of any rights of FEG Absolute Access Fund under the federal securities laws or to provide for indemnification of an indemnitee for any liability which, under certain circumstances, impose liability even on persons that act in good faith to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Investment Management Agreement to the fullest extent permitted by law.

The Investment Management Agreement will continue in effect year to year, provided that the continuation of the Investment Management Agreement shall be specifically approved at least annually by the affirmative vote of a majority of the members of FEG Absolute Access Fund’s Board who are not parties to the Investment Management Agreement or interested persons (as defined in the Investment Company Act) of any party to the Investment Management Agreement, or of any entity regularly furnishing investment advisory services with respect to FEG Absolute Access Fund pursuant to an agreement with any party to the Investment Management Agreement, cast in person at a meeting called for the purpose of voting on such approval. The Investment Management Agreement may be terminated at any time without penalty, on 60 days’ written notice, by FEG Absolute Access Fund’s Board, by vote of holders of a majority of the outstanding voting securities of FEG Absolute Access Fund, or by the Investment Manager.

The Sub-Advisory Agreement

The Sub-Advisory Agreement provides that the Sub-Adviser will participate by appointing a member of the Investment Manager’s Investment Policy Committee, thereby assisting in providing for oversight of FEG Absolute Access Fund’s investments, making Portfolio Fund Manager selection and termination recommendations and approving significant and strategic asset allocation changes. The Sub-Adviser also (i) cooperates with and provides reasonable assistance to the Investment Manager, FEG Absolute Access Fund’s administrator, FEG Absolute Access Fund’s custodian, FEG Absolute Access Fund’s transfer agent and pricing agents and all other agents and representatives of FEG Absolute Access Fund and the Investment Manager; (ii) keeps all such persons fully informed as to such matters as they may reasonably deem necessary to the performance of their obligations to FEG Absolute Access Fund; (iii) provides prompt responses to reasonable requests made by such persons; and (iv) maintains necessary and appropriate interfaces with each such person so as to promote the efficient exchange of information.

The Sub-Advisory Agreement further provides that the Sub-Adviser, including each affiliate, shareholder, partner, member, officer, director, principal, employee, or agent of the Sub-Adviser, shall not be liable to the Investment Manager or to FEG Absolute Access Fund or to any of their members for any loss or damage occasioned by any act or omission in the performance of the Sub-Adviser’s services under the Sub-Advisory Agreement, unless it shall be determined by final judicial decision in a court of competent jurisdiction on the merits from which there is no further right to appeal that such loss is due to an act or omission of the Sub-Adviser constituting willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Sub-Adviser or as otherwise required by law.

The Sub-Advisory Agreement will continue in effect year to year, provided that such continuation of the Sub-Advisory Agreement shall be specifically approved at least annually by FEG Absolute Access Fund’s Board and by a vote of a majority of the Independent Directors, cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreement may be terminated at any time without penalty, by FEG Absolute Access Fund’s Board or a majority of the outstanding voting securities of FEG Absolute Access Fund, on 60 days’ written notice to the Investment Manager and the Sub-Adviser, or by the Investment Manager or Sub-Adviser on 60 days’ written notice to FEG Absolute Access Fund and the other party. The Sub-Advisory Agreement will terminate automatically upon the termination of the Investment Management Agreement.

INVESTMENT MANAGEMENT FEE

Through its investment in FEG Absolute Access Fund, the Fund bears a proportionate share of the investment management fee (the “Investment Management Fee”) paid by FEG Absolute Access Fund to the Investment Manager in consideration of the advisory and other services provided by the Investment Manager to FEG Absolute Access Fund. Pursuant to the Investment Management Agreement, FEG Absolute Access Fund will pay the Investment Manager the Investment Management Fee, which will be equal to 0.85% on an annualized basis of FEG Absolute Access Fund’s net assets as of each month-end. The Investment Management Fee will be paid to the Investment Manager out of FEG Absolute Access Fund’s assets and will decrease the net profits or increase the net losses of FEG Absolute Access Fund that are credited to or debited against each FEG Absolute Access Fund member’s capital account, thereby decreasing the net profits or increasing the net losses of the Fund. Net assets means the total value of all assets of FEG Absolute Access Fund, less an amount equal to all accrued debts, liabilities and obligations of FEG Absolute Access Fund. The Investment Management Fee is computed based on the net assets of FEG Absolute Access Fund as of the last day of each month, and is due and payable in arrears within five business days after the end of the month. The Investment Manager will pay the Sub-Adviser a monthly fee equal to 10% of any Investment Management Fee received by the Investment Manager from FEG Absolute Access Fund pursuant to the Investment Management Agreement as of the end of each calendar month. Effective May 11, 2015, the Sub-Adviser agreed to waive any unpaid past and future compensation that did or would exceed 10% of the adjusted income of the Investment Manager attributable to the services that the Investment Manager renders to the Fund. A discussion regarding the basis for the FEG Absolute Access Fund Board’s most recent approval of the Investment Management Agreement and Sub-Advisory Agreement is available in FEG Absolute Access Fund’s annual report for the fiscal year ended March 31, 2017.

THE ADMINISTRATOR

Each of the Fund and FEG Absolute Access Fund has retained UMB Fund Services, Inc. to serve as the Fund’s administrator (the “Administrator”). The Administrator, a subsidiary of UMB Financial Corporation (NASDAQ: UMBF), is located in Media, Pennsylvania. The Administrator will provide such services to the Fund pursuant to an administration agreement between the Fund and the Administrator, and to FEG Absolute Access Fund pursuant to an administration agreement between FEG Absolute Access Fund and the Administrator (each such agreement, an “Administration Agreement,” and together, the “Administration Agreements”). The Administrator will perform general administrative tasks for the Fund and FEG Absolute Access Fund, including but not limited to the keeping of financial accounting books and member records. In consideration for these services, the Fund will pay the Administrator a monthly administration fee of up to 0.08% on an annualized basis of the net assets of the Fund (subject to a minimum of up to $2,000 per month) as of each month-end (the “Fund Administration Fee”). In addition, FEG Absolute Access Fund will pay the Administrator a monthly administration fee of up to 0.08% on an annualized basis of the net assets of FEG Absolute Access Fund (subject to a minimum of up to $5,000 per month) (prior to reduction for any Investment Management Fee) as of each month-end (the “FEG Absolute Access Fund Administration Fee”, and together with the Fund Administration Fee, the “Administration Fees”). The Fund will bear a proportionate share of the FEG Absolute Access Fund Administration Fee as a result of the Fund’s investment in FEG Absolute Access Fund. Each Administration Fee will be paid to the Administrator out of the assets of the Fund or FEG Absolute Access Fund, as applicable, and therefore will decrease the net profits or increase the net losses of the Fund. The Fund or FEG Absolute Access Fund, as applicable, will also reimburse and pay the Administrator for certain out-of-pocket expenses provided to such fund, and pay the Administrator a fee for transfer agency and regulatory administration services.

THE DISTRIBUTOR

Foreside Fund Services, LLC (the “Distributor”), whose principal business address is Three Canal Plaza, Suite 100, Portland, Maine 04101, acts as distributor to the Fund on a best-efforts basis, subject to various conditions, pursuant to a distribution agreement (the “Distribution Agreement”) between the Fund and the Distributor.

Units are offered subject to the following maximum sales charges of the subscription amount:

Class I Units	0.00%
Class II Units	0.00%
Class III Units	3.00%

Front-End Sales Charges – Class III Units

The offering price of Class III Units is the NAV next calculated after the Fund receives your request, plus the front-end sales charge.

Your Sales Charge as a Percentage of Offering Price*	Your Sales Charge as a Percentage of Your Net Investment	Dealer’s Concession as a Percentage of Offering Price
3.00%	3.09%	3.00%

*	The sales charge will be deducted out of the Member’s subscription amount, and will not constitute part of a Member’s capital contribution to the Fund or part of the assets of the Fund.

You may be able to buy Units without a sales charge (i.e. “load-waived”) when you are:

•	reinvesting dividends or distributions;

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services;

•	a current or former Director of the Fund;

•
an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings and any dependent of the employee, as defined in section 152 of the Code) of the Investment Manager or its affiliates or of a broker-dealer authorized to sell Units of the Fund;

•	purchasing Units through the Investment Manager;

•	purchasing Units through a special arrangement to accept payment in kind; or

•	purchasing units through a financial services firm (such as a broker-dealer, investment adviser or financial institution that has a special arrangement with the Fund.

The Distributor is also responsible for selecting and entering into sub-distribution agreements with brokers and dealers in connection with the offering of Units and for negotiating the terms of any such arrangements, pursuant to which the Distributor may pay some or all of any sales charge to such third parties. Any monies not paid out by the Distributor is retained by the Distributor and used for distribution-related expenses only and not kept as profit.

Neither the Distributor nor any other party is obligated to purchase any Units from the Fund. There is no minimum aggregate number of Units required to be purchased.

The Investment Manager and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into sub-distribution agent agreements with the Distributor) from time to time in connection with the sale of Units and/or the services provided to Unit holders. These payments will be made out of the Investment Manager’s and/or its affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Units over other investment options.

Pursuant to the Distribution Agreement, the Distributor is solely responsible for the costs and expenses incurred in connection with (i) its qualification as a broker-dealer under state or federal laws, and (ii) the promotion of the offering of Units. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities.

The Fund is indirectly subject to a Financial Industry Regulatory Authority (“FINRA”) cap on compensation paid to FINRA member firms. The cap includes any sales load and distribution and servicing fee. The maximum compensation payable to all FINRA firms from whatever source (in the aggregate) participating in the offering will be 7.25% of the Fund’s offering proceeds in accordance with NASD (now known as FINRA) Rule 2830.

THE DISTRIBUTION AND SERVICE PLAN

The Fund has adopted a Distribution and Service Plan which allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class II Units and Class III Units. Under the Distribution and Service Plan, the Fund may pay as compensation up to 0.40% and 1.00% on an annualized basis of the aggregate net assets of the Fund attributable to Class II Units and Class III Units, respectively (the “Distribution and Servicing Fee”) to the Fund’s Distributor or other qualified recipients. Payment of the Distribution and Servicing Fee is governed by the Distribution and Service Plan, which, pursuant to the conditions of an exemptive order issued by the SEC, has been adopted by the Fund with respect to Class II Units and Class III Units in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Servicing Fee is paid out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. Class I Units are not subject to the Distribution and Servicing Fee.

The Distribution and Servicing Fee to be paid to the Distributor for distribution of each class of Units under the Distribution and Service Plan is as follows:

Class	Distribution and Service Fee
Class I	None
Class II	0.40%
Class III	1.00%

From time to time, the Investment Manager, from its own resources, may provide additional compensation to certain selling agents that sell or arrange for the sale of shares of the Fund to the extent not prohibited by laws or the rules of any self-regulatory agency, such as FINRA. Such compensation provided by the Investment Manager may include financial assistance to selling agents that enable the Investment Manager to participate in and/or present at selling agent-sponsored conferences or seminars, sales or training programs for invited registered representatives and other selling agent employees, selling agent entertainment and other selling agent-sponsored events, and travel expenses, including lodging incurred by registered representatives and other employees in connection with prospecting, retention and due diligence trips. The Investment Manager makes payments for entertainment events it deems appropriate, subject to the Investment Manager’s internal guidelines and applicable law. These payments may vary depending upon the nature of the event.

The Investment Manager has entered into a marketing agreement with the Distributor whereby personnel of the Distributor will be paid transaction-based compensation for the sale of Units. Compensation paid to the registered representatives of the Distributor under the marketing agreement will be paid by the Investment Manager to the Distributor, generally as a percentage of the Investment Manager’s annual revenue on Units of the Fund that are sold by the registered representative and does not represent a payment by Members out of the value of their Units. Under the Securities Activities and Services Agreement, registered representatives of the Distributor shall solicit potential investors, distribute marketing materials, subscription and other materials and otherwise service or assist in the offering of Units. The Distributor will also review all proposed advertising materials and sales literature for compliance with applicable laws and regulations prior to the use by its registered representatives.

The following table summarizes the compensation structure described above:

Services	Class I Units	Class II Units	Class III Units
Distribution Services Agreement – Distribution Services (1)	0.0075% (4)	0.0075% (4)	0.0075% (4)
Securities Activities and Services Agreement – Registered Representative Services (2)	Annual Fee (4)	Annual Fee (4)	Annual Fee (4)
Marketing Agreement – Services (3)	Registered representative compensation based on individual sales (4)	Registered representative compensation based on individual sales (4)	Registered representative compensation based on individual sales (4)

(1)
The Distributor is compensated by the Investment Manager (and not the Fund) for providing certain distribution services to the extent the Fund is not authorized to so compensate the Distributor, including out-of-pocket expenses. Under the Distribution Services Agreement, the Distributor shall be paid an annual fee of $18,000. Over the initial three-year period of the Offering, fees paid to the Distributor by the Investment Manager shall not exceed $54,000 and the total out-of-pocket expenses paid to the Distributor shall not exceed $15,000.

(2)
The Distributor is compensated by the Investment Manager (and not the Fund) for providing registered representative registration and compliance services to the Investment Manager. The Distributor will be paid a fee of $7,500 per year, for a total of $22,500 over the initial three-year period of this offering, plus expenses, which will not exceed $25,000 over the initial three-year period of this offering, plus a compensation-related fee, which will not exceed $5,513 over the initial three-year period of this offering.

(3)
Registered representatives of the Distributor will be compensated by the Investment Manager (and not the Fund) for the sale of Units. The maximum compensation received by the Distributor to be paid out to registered representatives is $551,250 over the initial three-year period of this offering.

(4)	Paid by the Investment Manager and not the Fund.

THE CUSTODIAN

All Fund and FEG Absolute Access Fund assets other than interests in Portfolio Funds (which are not in certificate form and are maintained on the records of the Portfolio Fund) are maintained in the name of the Fund and FEG Absolute Access Fund with the following qualified custodian: UMB Bank, N.A. (the “Custodian”), which serves as custodian to the Fund and FEG Absolute Access Fund. The Investment Manager may maintain Fund and FEG Absolute Access Fund assets with additional custodians, replace one or more of the foregoing custodians, or cease to utilize the services of one or more custodians at any time. The Custodian’s principal business address is 1010 Grand Boulevard, Kansas City, Missouri 64106. The Custodian is an affiliate of the Administrator.

FUND AND FEG ABSOLUTE ACCESS FUND EXPENSES

The Fund and FEG Absolute Access Fund will pay all of its own expenses other than those that the Investment Manager or an affiliate of the Investment Manager assumes, if any. The expenses of the Fund (whether borne directly, or indirectly through, and in proportion to, the Fund’s interest in FEG Absolute Access Fund) include, but are not limited to, any fees and expenses in connection with the offering and issuance of Units and FEG Absolute Access Fund Units; all fees and expenses directly related to portfolio transactions and positions for the Fund’s and FEG Absolute Access Fund’s accounts such as direct and indirect expenses associated with FEG Absolute Access Fund’s investments, and enforcing the Fund’s and FEG Absolute Access Fund’s rights in respect of such investments; quotation or valuation expense; the Investment Management Fee and the Administration Fees; brokerage commissions; interest and fees on any borrowings by the Fund and FEG Absolute Access Fund; professional fees (including, without limitation, expenses of consultants, experts and specialists); research expenses; fees and expenses of outside legal counsel (including fees and expenses associated with the review of documentation for prospective investments by FEG Absolute Access Fund); accounting, auditing and tax preparation expenses; fees and expenses in connection with repurchase offers and any repurchases or redemptions of Units and FEG Absolute Access Fund Units; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, sub-custodian, transfer agent, and registrar, and any other agent of the Fund and FEG Absolute Access Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s or FEG Absolute Access Fund’s transaction with any custodian or other agent engaged by the Fund or FEG Absolute Access Fund, as applicable; bank services fees; costs and expenses relating to any amendment of the Operating Agreement, FEG Absolute Access Fund’s Limited Liability Company Operating Agreement (the “FEG Absolute Access Fund Operating Agreement”) or other organizational documents of the Fund or FEG Absolute Access Fund; expenses of preparing, amending, printing, and distributing Prospectuses and SAIs (and any supplements or amendments thereto), reports, notices, other communications to Members or FEG Absolute Access Fund’s members, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Members’ or FEG Absolute Access Fund members’ meetings, including solicitation of proxies in connection therewith; expenses of corporate data processing and related services; member recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board and the FEG Absolute Access Fund Board who are not employees of the Investment Manager or its affiliates; insurance premiums; extraordinary expenses such as litigation expenses; and all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund or FEG Absolute Access Fund. The Fund or FEG Absolute Access Fund may need to sell portfolio securities to pay fees and expenses, which would cause the Fund to realize taxable gains.

RISK FACTORS

An investment in the Fund is speculative and involves a high degree of risk. There can be no assurance that the Fund’s objective will be achieved or that Members will not incur losses. Prospective Members should consider the following in determining whether an investment in the Fund is suitable for them.

General

Non-Diversified Status

The Fund and FEG Absolute Access Fund are “non-diversified” under the Investment Company Act. That means that the Fund and FEG Absolute Access Fund are not subject to limitations under the Investment Company Act on the percentage of their assets that may be invested in the securities of any one issuer, market segment or Portfolio Fund. The Fund’s and FEG Absolute Access Fund’s net asset values may therefore experience greater volatility than those of investment companies that are subject to such limitations. This policy gives the Fund and FEG Absolute Access Fund more flexibility to invest in the obligations of a single borrower or issuer than if they were “diversified” funds.

Industry Concentration Risk

Portfolio Funds generally are not subject to industry concentration restrictions on their investments and, in some cases, may invest 25% or more of the value of their total assets in a single industry or group of related industries. Although the Fund does not believe it is likely to occur given the nature of its investment program, it is possible that, at any given time, the assets of Portfolio Funds in which the Fund (through its investment in FEG Absolute Access Fund) has invested will, in the aggregate, be invested in a single industry or group of related industries constituting 25% or more of the value of their combined total assets. However, because these circumstances may arise, the Fund (through its investment in FEG Absolute Access Fund) is subject to greater investment risk to the extent that a significant portion of its assets may at some times be invested, indirectly through investments in the Portfolio Funds, in the securities of issuers engaged in similar businesses that are likely to be affected by the same market conditions and other industry-specific risk factors. Portfolio Funds are not generally required to provide current information regarding their investments to their investors (including the Fund and FEG Absolute Access Fund). Thus, the Fund, FEG Absolute Access Fund and the Investment Manager may not be able to determine at any given time whether or the extent to which Portfolio Funds, in the aggregate, have invested 25% or more of their combined assets in any particular industry. FEG Absolute Access Fund will consider the concentration of underlying Portfolio Funds when determining compliance with its concentration policy.

Closed-End Fund; Limited Liquidity

Each of the Fund and FEG Absolute Access Fund is a non-diversified, closed-end management investment company designed primarily for long-term investors, and is not intended to be a trading vehicle. You should not invest in the Fund if you need a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on net asset value. In order to be able to meet daily redemption requests, mutual funds are subject to more stringent liquidity requirements than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its net assets in illiquid securities. The Investment Manager believes that unique investment opportunities exist in the market for Portfolio Funds. However, these investments are often illiquid, and an open-end fund’s ability to make such investments is limited.

Reporting Requirements

Members who beneficially own more than 5% or 10% of the Fund’s Units may be subject to certain requirements under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. These include requirements to file certain reports with the SEC. The Fund has no obligation to file such reports on behalf of such Members or to notify Members that such reports are required to be made. Members who may be subject to such requirements should consult with their legal advisors.

Units Not Listed

The Fund does not intend to list the Units for trading on any national securities exchange. There is no secondary trading market for Units, and none is expected to develop. The Units are, therefore, not readily marketable. Because the Fund is a closed-end investment company, the Units will not be redeemable at the option of Members and they will not be exchangeable for units of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Units and the underlying investments of the Fund. Also, because the Units will not be listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Members unless called for under the provisions of the Investment Company Act.

Legal, Tax and Regulatory Risks

Legal, tax and regulatory changes could occur during the term of the Fund which may materially adversely affect the Fund. For example, the regulatory and tax environment for derivative instruments in which Portfolio Fund Managers may participate is evolving, and changes in the regulation or taxation of derivative instruments may materially adversely affect the value of derivative instruments held by the Fund (through its investment in FEG Absolute Access Fund) and the ability of the Fund and FEG Absolute Access Fund to pursue its investment strategies. Similarly, the regulatory environment for leveraged investors and for hedge funds generally is evolving, and changes in the direct or indirect regulation of leveraged investors or hedge funds may materially adversely affect the ability of the Fund and FEG Absolute Access Fund to pursue its investment objective or strategies.

In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law on July 21, 2010. The Dodd-Frank Act significantly revises and expands the rulemaking, supervisory and enforcement authority of federal bank, securities and commodities regulators. The implementation of the Dodd-Frank Act requires the adoption of various regulations and the preparation of reports by various agencies over a period of time. It is unclear how these regulators will exercise these revised and expanded powers and whether they will undertake rulemaking, supervisory or enforcement actions that would adversely affect the Fund or investments made by the Fund. There can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not significantly reduce the profitability of the Fund. The implementation of the Dodd-Frank Act could adversely affect the Fund by increasing transaction and/or regulatory compliance costs. On December 11, 2015, the SEC proposed a regulation that, if adopted, would change the regulation of the use of derivatives and financial commitment transactions by registered investment companies. The nature of any final regulations is uncertain at this time, but the Fund and Portfolio Fund Managers may have difficulty adjusting their investment portfolios and strategies in order to comply with such regulations. In addition, greater regulatory scrutiny may increase the Fund’s and the Investment Manager’s exposure to potential liabilities. Increased regulatory oversight can also impose administrative burdens on the Fund and the Investment Manager, including, without limitation, responding to examinations or investigations and implementing new policies and procedures.

Conflicts of Interest

The Investment Manager, as well as the Portfolio Fund Managers, are subject to certain potentially material conflicts of interest. See “CONFLICTS OF INTEREST” below at page 40.

Changes in United States Law

If there are any changes in the laws of the United States under which the Fund is organized, so as to result in the inability of the Fund operate as set forth in this Prospectus, there may be substantial effect on the Members. Such changes could also result in the inability of the Fund to operate on a going-forward basis, resulting in the Fund being liquidated.

Market Risk

General Economic Conditions

The success of any investment activity is affected by general economic conditions, which may affect the level and volatility of interest rates and the extent and timing of investor participation in the markets for both equities and interest sensitive instruments. Unexpected volatility or illiquidity in the markets in which the Fund (directly or indirectly) holds positions could impair the Fund’s ability to carry out its business or cause it to incur losses.

Highly Volatile Markets

Price movements of forwards, futures and other derivative contracts in which a Portfolio Fund’s assets (and therefore the Fund’s assets) may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges.

Lack of Liquidity in Markets

The markets for some securities and derivatives that may be traded by the Portfolio Funds have limited liquidity and depth. This lack of depth could be a disadvantage to the Fund and FEG Absolute Access Fund, both in the realization of the prices that are quoted and in the execution of orders at desired prices.

Illiquidity of Underlying Investments

The Portfolio Funds in which FEG Absolute Access Fund invests are unregistered and interests therein are subject to legal or other restrictions on transfer. It may be impossible for FEG Absolute Access Fund to withdraw its interests in such Portfolio Funds when desired or to realize their fair value in the event of such withdrawals. Certain Portfolio Funds may permit withdrawals only on a semi-annual, annual, or less frequent basis or be subject to “lock-ups” (where investors are prohibited from withdrawing their capital for a specified period following investment in such fund) and/or “gates” (where withdrawal at any given withdrawal date is restricted to a specified percentage of such Portfolio Fund’s assets). The Investment Manager has no control over the liquidity of the Portfolio Funds and depends on the Portfolio Fund Managers to provide valuations as well as liquidity in order to process repurchases. Members must recognize that under certain circumstances, repurchases may be materially restricted or delayed due to Portfolio Fund illiquidity.

Some of the Portfolio Funds may hold a portion of their assets in “side pockets,” which are sub-accounts within the Portfolio Funds in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the Portfolio Fund’s other assets until some type of realization event occurs. Side pockets thus have restricted liquidity, potentially extending over a much longer period than the typical liquidity an investment in the Portfolio Funds may provide. Should FEG Absolute Access Fund seek to liquidate its investment in a Portfolio Fund that maintains these side pockets, FEG Absolute Access Fund might not be able to fully liquidate its investment without delay, which could be considerable. In such cases, until FEG Absolute Access Fund is permitted to fully liquidate its interest in the Portfolio Fund, the value of its investment in such Portfolio Fund could fluctuate based on adjustments to the fair value of the side pocket as determined by the Portfolio Fund Manager. In addition, if a Portfolio Fund establishes a side pocket prior to FEG Absolute Access Fund’s investing in the Portfolio Fund, FEG Absolute Access Fund may not be exposed to the performance of the Portfolio Fund’s assets held in the side pocket.

The complicated and often protracted process of withdrawing from hedge funds could hinder FEG Absolute Access Fund’s ability to repurchase FEG Absolute Access Fund Units from its members in a timely manner, as well as FEG Absolute Access Fund’s ability to adjust its Portfolio Fund allocations. It could also cause FEG Absolute Access Fund to become unbalanced in the event FEG Absolute Access Fund withdraws from its more liquid Portfolio Funds to fund FEG Absolute Access Fund’s repurchases or expenses. Also, to the extent that a material portion of Portfolio Funds suspend the calculation of net asset value, the Investment Manager may be unable to calculate the Fund’s or FEG Absolute Access Fund’s net asset value.

In certain cases, other investors in the Portfolio Funds may have preferential withdrawal rights as compared to FEG Absolute Access Fund, the exercise of which could materially adversely affect the Fund’s investment (through its investment in FEG Absolute Access Fund) in such Portfolio Funds.

Trading Suspensions

Securities or commodities exchanges typically have the right to suspend or limit trading in any instrument traded on the exchanges. A suspension could render it impossible for a Portfolio Fund to liquidate positions and thereby expose the Fund (through its investment in FEG Absolute Access Fund) to losses.

Corporate Mismanagement

Many of the strategies implemented by the Portfolio Funds rely on the financial information made available by the issuers in which the Portfolio Funds invest. The Investment Manager has no ability to independently verify the financial information disseminated by the thousands of issuers in which the Portfolio Funds invest and is dependent upon the integrity of both the management of these issuers and the financial reporting process in general. Recent events have demonstrated the material losses which investors such as the Fund (through its investment in FEG Absolute Access Fund) can incur as a result of corporate mismanagement, fraud and accounting irregularities.

Strategy Risk

Use of Multiple Portfolio Fund Managers

The Portfolio Fund Managers trade independently of each other and may take positions for the Portfolio Funds that “compete” with each other for execution or that expose the Fund (through its investment in FEG Absolute Access Fund), indirectly, to positions that offset each other. As long as Portfolio Fund Managers hold positions that offset those held by other Portfolio Fund Managers, the Fund (through its investment in FEG Absolute Access Fund) will as a whole be unable to recognize any gain or loss on such open positions, while at the same time incurring brokerage commissions in respect of each of the offsetting positions and paying advisory fees.

Allocations Among Portfolio Fund Managers

The Investment Manager may, in its sole discretion, from time to time, change the percentage of FEG Absolute Access Fund assets allocated to each Portfolio Fund Manager, including allocations to new Portfolio Fund Managers. Allocation changes are likely to occur because of performance differences among the Portfolio Fund Managers and as a result of FEG Absolute Access Fund receiving additional capital contributions from its members during periods when certain Portfolio Fund Managers may not be accepting additional funds (for example, because of capacity restrictions). In that case, the additional capital would be allocated to Portfolio Fund Managers accepting additional funds or to new Portfolio Fund Managers. There is no assurance that any of the Portfolio Fund Managers FEG Absolute Access Fund may utilize will accept additional capital from FEG Absolute Access Fund. The Fund’s success (through its investment in FEG Absolute Access Fund) may depend, therefore, not only on the initial Portfolio Fund Managers and the Investment Manager’s ability to allocate FEG Absolute Access Fund assets successfully among those Portfolio Fund Managers, but also on the Investment Manager’s ability to identify new Portfolio Fund Managers.

Most Portfolio Funds accept new subscriptions on an infrequent basis. As a result, FEG Absolute Access Fund may not always be able to invest its assets in the Portfolio Funds it selects for initial investment or reallocation of FEG Absolute Access Fund assets on a particular date or in a particular month. Under these circumstances, or for cash management purposes, the Investment Manager may invest FEG Absolute Access Fund assets in Portfolio Funds, other collective investment vehicles or derivative instruments designed to track the returns of a particular index, a particular group of Portfolio Fund Managers or Portfolio Fund Managers that employ a particular investment strategy. There can be no assurance that any such Portfolio Fund, collective investment vehicle or derivative instrument will be available for investment at times and on terms the Investment Manager deems appropriate for investment by FEG Absolute Access Fund or that such a Portfolio Fund, collective investment vehicle or derivative instrument will be able to track the desired returns. In addition, there will be additional costs associated with this type of indirect investment.

Concentration in Allocations to Portfolio Fund Managers

FEG Absolute Access Fund’s assets will likely be allocated among a more limited number of Portfolio Funds than is typical for a more broadly diversified fund of funds. FEG Absolute Access Fund’s more concentrated allocations to Portfolio Fund Managers may result in greater performance volatility and will increase the Fund’s (through its investment in FEG Absolute Access Fund) exposure to the losses of any single Portfolio Fund.

Portfolio Fund Manager Risk

There is always the risk that a Portfolio Fund Manager could divert or abscond with the assets invested by the Fund (through its investment in FEG Absolute Access Fund), fail to follow agreed upon investment strategies, provide false reports of operations or engage in other misconduct. The Portfolio Fund Managers with whom FEG Absolute Access Fund intends to invest are generally private and have not registered the Portfolio Funds they manage, and may not have registered their investment advisory operations, under U.S. federal or state securities laws or similar laws in non-U.S. jurisdictions.

Limited Information Regarding Portfolio Fund Managers

Although the Investment Manager receives detailed information from each Portfolio Fund Manager regarding the Portfolio Fund Manager’s historical performance and investment strategy, the Investment Manager generally will not be given access to information regarding the actual investments made by the Portfolio Fund Managers. At any given time, the Investment Manager generally will not know the composition of Portfolio Fund portfolios with respect to the degree of hedged or directional positions, the extent of concentration risk or exposure to specific markets. In addition, the Investment Manager may not learn of significant structural changes, such as personnel, manager withdrawals or capital growth, until after the fact.

Certain Portfolio Funds may be managed by investment advisers which have managed hedge funds for only a relatively short period of time (“Emerging Portfolio Fund Managers”). The previous experience of Emerging Portfolio Fund Managers is typically in trading proprietary accounts of financial institutions or managing unhedged accounts of institutional money managers or other investment firms. Because Emerging Portfolio Fund Managers do not have direct experience in managing private Portfolio Funds, including experience with financial, legal or regulatory considerations unique to private Portfolio Fund management, and there is generally less information available on which to base an opinion of such Emerging Portfolio Fund Managers’ investment and management expertise, investments with Emerging Portfolio Fund Managers may be subject to greater risk and uncertainty than investments with more experienced Portfolio Fund Managers.

Past Performance; Trading Method Changes

There can be no assurance that any trading strategies will produce profitable results and the past performance of a Portfolio Fund Manager’s trading strategies is not necessarily indicative of its future profitability. Furthermore, Portfolio Fund Managers’ trading methods are dynamic and change over time, thus a Portfolio Fund Manager will not always use the same trading method in the future that was used to compile past performance histories. In addition, because the Investment Manager will not have access to information concerning the positions being taken by some of the Portfolio Fund Managers, the risk of an undisclosed but material change in a Portfolio Fund Manager’s strategy may be difficult, if not impossible, to detect.

Investments in Portfolio Funds

While the Fund (through its investment in FEG Absolute Access Fund) generally expects to invest in Portfolio Funds organized as pooled investment vehicles such as private limited partnerships and offshore corporations rather than Portfolio Funds organized as managed accounts (although FEG Absolute Access Fund has authority to invest in managed accounts), the Investment Manager will have no control of the trading policies or strategies of such entities and will not have the same ability as with separate accounts to react quickly to changing investment circumstances due to the limited liquidity of these types of investments.

Inability to Vote

To the extent that FEG Absolute Access Fund owns less than 5% of the voting securities of each Portfolio Fund, it may be able to avoid that any such Portfolio Fund is deemed an “affiliated person” of FEG Absolute Access Fund for purposes of the Investment Company Act (which designation could, among other things, potentially impose limits on transactions with the Portfolio Funds, both by FEG Absolute Access Fund and other clients of the Investment Manager). To limit its voting interest in certain Portfolio Funds, FEG Absolute Access Fund may enter into contractual arrangements under which FEG Absolute Access Fund irrevocably waives its rights (if any) to vote its interests in a Portfolio Fund. These voting waiver arrangements may increase the ability of FEG Absolute Access Fund and other clients of the Investment Manager to invest in certain Portfolio Funds. However, to the extent FEG Absolute Access Fund contractually forgoes the right to vote the securities of a Portfolio Fund, FEG Absolute Access Fund will not be able to vote on matters that require the approval of such Portfolio Fund’s investors, including matters which may be adverse to FEG Absolute Access Fund’s and the Fund’s interests. FEG Absolute Access Fund currently owns less than 5% of each Portfolio Fund and is therefore not waiving voting rights.

There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the Investment Company Act with respect to affiliated transactions could apply in certain situations where FEG Absolute Access Fund owns less than 5% of the voting securities of a Portfolio Fund. If FEG Absolute Access Fund is considered to be affiliated with a Portfolio Fund, transactions between FEG Absolute Access Fund and such Portfolio Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the Investment Company Act notwithstanding that FEG Absolute Access Fund has entered into a voting waiver arrangement.

Other Accounts of Portfolio Fund Managers

The Portfolio Fund Managers have ultimate responsibility for making trading decisions with respect to the assets allocated to them. The Portfolio Fund Managers have various levels of experience. The Portfolio Fund Managers may also manage other accounts (including other accounts in which the Portfolio Fund Managers may have an interest) that could increase the level of competition for the same trades that the Portfolio Fund might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security or futures contract at a price indicated by a Portfolio Fund Manager’s strategy. Furthermore, any given Portfolio Fund Manager may have financial or other incentives to favor other accounts over that of FEG Absolute Access Fund. The Portfolio Fund Managers and their principals, in managing accounts other than those of FEG Absolute Access Fund, may employ trading methods, policies and strategies that differ from those under which FEG Absolute Access Fund operates. Therefore, the results of FEG Absolute Access Fund’s trading may differ from those of the other accounts traded by the Portfolio Fund Managers.

Competition

The securities business is extremely competitive, and many of the major participants in the business are large investment banking firms with greater financial resources, larger research staffs and more securities traders than will be available to the Fund, FEG Absolute Access Fund and the Portfolio Funds. Investment activity by other larger firms may also tend to narrow the spread between the price at which a security may be purchased by a Portfolio Fund and the price it receives upon consummation of a transaction.

Increased Competition in Alternative Asset Investments

In recent years there has been a marked increase in the number of, and flow of capital into, investment vehicles established in order to implement alternative asset investment strategies, including the strategies implemented by FEG Absolute Access Fund and the Fund. While the precise effect cannot be determined, such increase may result in greater competition for investment opportunities or may result under certain circumstances in increased price volatility, decreased liquidity or lower returns with respect to certain positions.

Importance of Individual Personnel

Some of the Portfolio Fund Managers selected by the Investment Manager may be dependent upon a single individual or a select group of individuals. If that person’s services or the services of those persons became unavailable, the Portfolio Fund Manager could no longer operate effectively. The Investment Manager is not dependent upon the services of any single individual, but would be materially adversely affected by the loss of certain persons’ services.

Limited Operating History of Portfolio Fund Managers

Some of the Portfolio Fund Managers with which the Fund may invest (through its investment in FEG Absolute Access Fund) have short performance records upon which to evaluate such Portfolio Fund Managers’ longer term or future performance potential.

Equity Securities Investing

The Portfolio Fund Managers’ investments in equity securities may involve substantial risks and may be subject to wide and sudden fluctuations in market value, with resulting fluctuations in the relevant Portfolio Fund’s profits and losses in such investments.

Portfolio Funds may take long and short positions in equities and if such positions are net long, such Portfolio Funds could incur significant losses in the event of a substantial decline in a given stock market. Further, the equities trading approach utilized by certain Portfolio Fund Managers could cause a Portfolio Fund’s performance to lag behind market indices in the event of sharply rising markets. Utilizing Portfolio Fund Managers that employ hedged equities strategies entails the risk that, while most Portfolio Fund Managers are skilled in the selection of long investments, some may not fully understand the complexity and risks of short sales. In addition, many hedged equity funds are very small businesses, which makes monitoring their growth and soundness particularly important.

Certain Portfolio Fund Managers may focus on micro cap and small cap companies. While these smaller companies may have significant potential for growth, they may also be higher risk investments. Small, start-up companies often lack the capability to diversify, a wide customer base, extensive manufacturing capability or experience and access to capital markets, which factors may severely limit their ability to grow. Hence, the business risk associated with investing in these companies is considerable. Any convertible debentures issued by small companies are likely to be lower-rated or non-rated securities, which generally involve more credit risk than debentures in the higher rating categories and generally include some speculative characteristics, including uncertainties or exposure to adverse business, financial or economic conditions that could lead to inadequate capacity to meet timely interest and principal payments. Moreover, since smaller companies often are underfollowed by large investment houses, whose research is relied upon by many traditional asset managers, small cap stocks typically are not traded by institutional investors and thus involve a relative lack of liquidity.

Portfolio Fund Managers that focus upon particular market sectors may select investments that are subject to more rapid changes in value than would be the case with investments that are diversified among industries, companies and types of securities.

Although certain of the Portfolio Fund Managers will hedge their market exposure, such hedging may provide little or no protection against significant losses. Moreover, certain Portfolio Fund Managers may implement purely speculative strategies.

Fixed-Income Securities

Portfolio Funds may invest in bonds or other fixed-income securities. Fixed-income securities are subject to the risk of an issuer’s ability to meet principal and interest payments on the obligation in a timely manner (credit risk), and are also subject to price volatility due to such factors as interest-rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (market risk). With bonds and other fixed-income securities, a rise in interest rates typically causes a fall in values, while a fall in interest rates typically causes an increase in values. Bonds and other fixed-income securities generally involve less market risk than stocks, but the bonds of certain companies may be riskier than the stocks of others. The risk of bonds can vary significantly depending upon factors such as the financial condition of the issuer and the length of time to the maturity of the bond.

Distressed Securities

Portfolio Funds may invest in “distressed” securities, which are claims and obligations of domestic and foreign entities which are experiencing significant financial or business difficulties. Investments may include loans, loan participations, trade claims held by trade or other creditors, stocks, partnership interests and similar financial instruments, executory contracts and options or participations therein not publicly traded. A Portfolio Fund may lose a substantial portion or all of its investment in a distressed environment or may be required to accept cash or securities with a value less than such Portfolio Fund’s investment. Among the risks inherent in investments in entities experiencing significant financial or business difficulties is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by state and federal laws relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the bankruptcy court’s discretionary power to disallow, subordinate or disenfranchise particular claims. The market prices of such instruments are also subject to abrupt and erratic market movements and above average price volatility, and the spread between the bid and asked prices of such instruments may be greater than normally expected. In trading distressed securities, litigation is sometimes required. Such litigation can be time-consuming and expensive, and can frequently lead to unpredicted delays or losses. Moreover, to the extent that a Portfolio Fund invests in distressed sovereign debt obligations, it will be subject to additional risks and considerations not present in private distressed securities, including the uncertainties involved in enforcing and collecting debt obligations against sovereign nations, which may be affected by world events, changes in U.S. foreign policy and other factors outside of the control of the Portfolio Fund Manager.

High-Yield Securities

Portfolio Funds may invest in “high yield” bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (sometimes referred to as “junk bonds”), or in comparable non-rated securities. Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominately speculative with respect to the issuer’s capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of these securities.

Convertible Securities

Portfolio Funds may invest in convertible securities, which are securities that may be exchanged or converted into a predetermined number of the issuer’s underlying shares or the shares of another company, or securities that are indexed to an unmanaged market index, at the option of the holder during a specified time period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, stock purchase warrants, zero-coupon bonds or liquid-yield option notes, stock index notes, mandatories, or a combination of the features of these securities. Prior to conversion, convertible securities have the same general characteristics as non-convertible debt securities. As with all debt securities, the market value of convertible securities tends to decline as interest rates increase and conversely, increases as interest rates decline. Convertible securities, however, also appreciate when the underlying common stock appreciates, and conversely, depreciate when the underlying common stock depreciates.

Options

The Portfolio Funds may buy and sell options on securities and stock indices. The writer of a covered call option assumes the risk of a decline in the market price of the underlying security to a level below the purchase price of the underlying security, less the premium received on the call option. The writer of a covered call option also gives up the opportunity for gain on the underlying security above the exercise price of the call. In addition, the writer of a call option that is not covered assumes the additional risk that it will be required to satisfy its obligation to the buyer of the call option by making an open-market purchase of the underlying securities on unfavorable terms. The buyer of a put or call option assumes the risk of losing the premium invested in the option.

Forward Contracts

The Portfolio Funds may trade forward contracts. Such forward contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. None of the SEC, the CFTC or any banking authority regulates trading in such forward contracts. In addition, there is no limitation on the daily price movements of forward contracts traded. In its forward trading, a Portfolio Fund will be subject to the risk of the failure of, or the inability or refusal to perform with respect to its forward contracts by, the counterparties with which the Portfolio Fund trades.

Futures Contracts

Certain Portfolio Fund Managers may trade futures. Futures prices can be highly volatile. Because of the low margin deposits normally required in futures trading, an extremely high degree of leverage is typical of a futures trading account. As a result, a relatively small price movement in a futures contract may result in substantial losses to the investor. Like other leveraged investments, a futures transaction may result in substantial losses to the investor. Commodity exchanges limit fluctuations in commodity futures contract prices during a single day. During a single trading day no trades may be executed at prices beyond the “daily limit.” Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can be neither taken nor liquidated unless Portfolio Fund Managers are willing to effect trades at or within the limit.

Non-U.S. Securities

The Fund (through its investment in FEG Absolute Access Fund) may invest, directly or indirectly, in investment entities located in or managed from countries other than the U.S. Such investments may be subject to greater risk than investments in U.S. entities due to various political considerations, U.S. and foreign tax problems, currency controls, the fluctuation of currency exchange rates, the lack of, or different, regulations applicable to such investments as compared to U.S. investments and other factors.

Certain Portfolio Funds may invest in securities of non-U.S. issuers. Non-U.S. investments involve certain special risks, including (i) political or economic instability; (ii) the unpredictability of international trade patterns; (iii) the possibility of foreign governmental actions such as expropriation, nationalization or confiscatory taxation; (iv) the imposition or modification of currency controls; (v) price volatility; (vi) the imposition of withholding taxes on dividends, interest and gains; and (vii) different bankruptcy laws and practice. As compared to U.S. entities, non-U.S. entities generally disclose less financial and other information publicly and are subject to less stringent and less uniform accounting, auditing and financial reporting standards. Also, it may be more difficult to obtain and enforce legal judgments against non-U.S. entities than against U.S. entities.

Volatile Markets

The prices of securities and derivative instruments, including futures and options prices, may be volatile. Price movements of securities, forward contracts, futures contracts and other derivative contracts in which Portfolio Funds may invest are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary and exchange control programs and policies of governments; and U.S. and international political and economic events and policies. In addition, governments from time to time intervene, directly and/or by regulation, in certain markets, particularly those in currencies and interest rate related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds also are subject to the risk of the failure of any of the exchanges on which their positions trade or of their clearinghouses.

Emerging Market Investing

The Fund (through its investment in FEG Absolute Access Fund) may invest in Portfolio Funds that allocate assets in securities in emerging markets. The value of emerging market investments may be drastically affected by political developments in the country of issuance. In addition, the existing governments in the relevant countries could take actions that could have a negative impact on the Portfolio Fund, including nationalization, expropriation, imposition of confiscatory taxation or regulation or imposition of withholding taxes on interest payments. The economies of many of the emerging market countries are still in the early stages of modern development and are subject to abrupt and unexpected change. In many cases, governments retain a high degree of direct control over the economy and may take actions having sudden and widespread effects. Also, many emerging market country economies have a high dependence on a small group of markets or even a single market. Emerging market countries tend to have periods of high inflation and high interest rates as well as substantial volatility in interest rates. The value of emerging market debt can be expected to be extremely sensitive to changes in interest rates worldwide and, in particular, in the country of the relevant issuer. Emerging market debt issuers and their obligations are not generally rated by any credit rating agency, and a significant proportion of such issuers and obligations would likely fall in the lowest rating category if they were rated. In certain cases, the structures used to make trades in emerging market securities may be complex, entail significant counterparty exposure and/or involve legal uncertainty under local law.

Use of Derivatives

Portfolio Fund Managers may trade in various derivatives markets (e.g., swaps and over-the-counter options and asset-backed securities). The prices of these instruments are volatile, market movements are difficult to predict and financing sources and related interest rates are subject to rapid change. Most of these instruments are not traded on exchanges but rather through an informal network of banks and dealers and the Fund (through its investment in FEG Absolute Access Fund) will be fully subject to the risk of counterparty default. These banks and dealers have no obligation to make markets in these instruments and can apply essentially discretionary margin and credit requirements (and thus in effect force a Portfolio Fund to close out positions). The markets for certain derivatives are frequently characterized by limited liquidity, and these instruments may also be subject to increased illiquidity during periods of unusual price volatility or instability, market illiquidity or credit distress. Substantial risks are also involved in borrowing and lending against such instruments.

Short Selling

The Portfolio Funds may sell securities short. Short selling exposes the seller to potentially unlimited losses due to the lack of an upper limit on the price to which a security may rise. Also, there can be no assurance that the securities necessary to cover a short position will be available for purchase.

Use of Leverage

The investment strategies utilized by the Portfolio Fund Managers may from time to time require the use of substantial leverage. Such leverage may be achieved through, among other methods, borrowing funds, purchases of securities on margin and the use of options, futures, forward contracts, repurchase and reverse repurchase agreements and swaps. The use of leverage magnifies the degree of risk. Furthermore, although neither the Fund nor FEG Absolute Access Fund expects to incur indebtedness as part of its investment strategy, each of the Fund and FEG Absolute Access Fund does reserve the right to borrow for cash management purposes (such as providing liquidity for investments and withdrawals).

Recently, banks and dealers have substantially curtailed financing activities and increased collateral requirements, forcing many hedge funds to liquidate positions. Any increased collateral requirements of banks, dealers, or other counterparties may adversely impact the profit potential of the Portfolio Funds and therefore the Fund. There can be no assurance that the Portfolio Funds will be able to obtain adequate financing to pursue their investment program and achieve their objectives.

Use of Credit Facilities

The Fund and FEG Absolute Access Fund may utilize credit facilities from time to time for short-term money management purposes in connection with the receipt of subscription proceeds, withdrawal requests, or reallocations. Such credit facilities may be provided to the Fund at prevailing market rates by unaffiliated third parties. When a credit facility is utilized, the Fund is subject to greater risk of loss than if it were not utilizing a credit facility. Moreover, the Fund incurs additional interest and other expenses with respect to the use of such facilities. Any credit facility provider that permits the Fund to borrow may require a security interest in any Fund assets as collateral for such credit facility and therefore (i) may be permitted to register such assets in the name of the credit facility provider or its nominee rather than in the Fund’s name (subject to limited exceptions), and (ii) may be permitted (subject to the same withdrawal limitations applying to any investment held in the Fund’s name) to require the withdrawal of any or all interests held by it as collateral, after default by the Fund pursuant to the agreement with such credit facility provider.

Counterparty and Settlement Risk

To the extent that a Portfolio Fund invests in structured products, derivative or synthetic instruments, or other over-the-counter transactions or in non-U.S. securities, in certain circumstances, that Portfolio Fund may be subject to credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those entailed in exchange-traded transactions which generally are backed by clearing organization guarantees, daily marking-to-market and settlement and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections and expose the parties to the risk of counterparty default. It is expected that all securities and other assets deposited with a Portfolio Fund’s prime brokers will be clearly identified as being assets of that Portfolio Fund, however, these assets may not always be segregated, and there may be practical or time problems associated with enforcing that Portfolio Fund’s rights to its assets in the case of an insolvency of any such party. Furthermore, to the extent a Portfolio Fund enters into over-the-counter agreements, such as swaps, the Portfolio Fund’s counterparties hold the Portfolio Fund’s assets on a non-segregated basis and the Portfolio Fund will be exposed to credit risk with regard to such counterparties.

FEG Absolute Access Fund invests in Portfolio Funds that it does not control. Therefore, it cannot control the counterparties engaged by the Portfolio Funds. However, the Investment Manager does monitor counterparty exposures for each Portfolio Fund Manager. Such monitoring includes, but is not limited to, monitoring of credit default spreads, equity prices and credit ratings. The investment Manager also has active dialogues with each Portfolio Fund Manager regarding their counterparty management process. If the Investment Manager believes there is cause for concern in any particular situation, it could take various actions, including, without limitation, reducing exposure to such Portfolio Fund Manager, or withdrawing from the Portfolio Fund.

Strategy Risk

The Fund (through its investment in FEG Absolute Access Fund) will be subject to strategy risk. Strategy risk is associated with the failure or deterioration of an entire strategy (such that most or all Portfolio Fund Managers in the strategy suffer significant losses). Strategy specific losses can result from excessive concentration by multiple Portfolio Fund Managers in the same investment or broad events that adversely affect particular strategies (e.g., illiquidity within a given market). Many of the strategies to be employed by the Fund (through its investment in FEG Absolute Access Fund) are speculative and involve substantial risk of loss.

Merger Arbitrage Strategies

 Merger arbitrage investments generally could incur significant losses when anticipated merger or acquisition transactions are not consummated. There is typically asymmetry in the risk/reward payout of mergers – the losses that can occur in the event of deal break-ups can far exceed the gains to be had if deals close successfully. For instance, mark-to-market losses can occur intra-month even if a particular deal is not breaking-up and such losses may or may not be recouped upon successful consummation of such deal. Further, the consummation of mergers, tender offers and exchange offers can be prevented or delayed by a variety of factors, including: (i) regulatory and antitrust restrictions; (ii) political motivations; (iii) industry weakness; (iv) stock-specific events; (v) failed financings; and (vi) general market declines.

Merger arbitrage strategies also depend for success on the overall volume of merger activity, which has historically been cyclical in nature. During periods when merger activity is low, it may be difficult or impossible to identify opportunities for profit or to identify a sufficient number of such opportunities to provide diversification among potential merger transactions.

Merger arbitrage strategies are also subject to the risk of overall market movements. To the extent that a general increase or decline in equity values affects the stocks involved in a merger arbitrage position differently, the position may be exposed to loss. At any given time, arbitrageurs can become improperly hedged by accident or in an effort to maximize risk-adjusted returns. This can lead to inadvertent market-related losses.

Relative Value Strategies

While certain Portfolio Fund Managers may use “market neutral” or “relative value” hedging or arbitrage strategies, this in no respect should be taken to imply that the Fund’s investments with such Portfolio Fund Managers (through its investment in FEG Absolute Access Fund) will be without risk. Substantial losses may be recognized on “hedge” or “arbitrage” positions, and illiquidity and default on one side of a position can effectively result in the position being transformed into an outright speculation. Every market neutral or relative value strategy involves exposure to some second order risk of the market, such as the implied volatility in convertible bonds or warrants, the yield spread between similar term government bonds or the price spread between different classes of stock for the same underlying firm. Further, many “market neutral” Portfolio Fund Managers employ limited directional strategies which expose such Portfolio Fund Managers to certain market risk.

Convertible-Securities Strategies

Convertible-securities arbitrage strategies generally involves acquiring convertible securities and selling short a corresponding amount of the underlying equity security, although this relationship may be reversed. There are many associated risks that can affect the results of this strategy, including, but not limited to, the following: (i) dramatically rising interest rates or escalating market volatility may adversely affect the relationship between securities; (ii) convertible securities tend to be significantly less liquid and have wider bid/offer spreads, making it more difficult to enter and profitably exit such trades; (iii) convertible arbitrage involves an inherently imperfect and dynamic hedging relationship and must be adjusted from time to time (the failure to make timely or appropriate adjustments may limit profitability or lead to losses); (iv) convertible arbitrage involves selling securities short; and (v) the prices of the securities involved may be materially adversely affected by a material change in the dividend policy of the underlying common equity, changes in the issuer’s credit rating or unexpected merger or other extraordinary transactions affecting the convertible security or common equity.

Event Strategies

The success of event strategies depends on the successful prediction of whether various corporate events will occur or be consummated. The consummation of mergers, exchange offers, tender offers and other similar transactions can be prevented or delayed, or the terms changed, by a variety of factors. If a proposed transaction appears likely not to be consummated or in fact is not consummated or is delayed, the market price of the securities purchased by a Portfolio Fund Manager may decline sharply and result in losses to the Fund (through its investment in FEG Absolute Access Fund). In many transactions, the Fund (through its investment in FEG Absolute Access Fund) will not be “hedged” against market fluctuations.

Portfolio Fund Managers may invest in securities of issuers in weak financial condition, experiencing poor operating results, having substantial financial needs or negative net worth, facing special competitive or product obsolescence problems, or issuers that are involved in bankruptcy or reorganization proceedings. Investments of this type involve substantial financial business risks that can result in substantial or total losses. Among the problems involved in investments in troubled issuers is the fact that it frequently may be difficult to obtain information as to the conditions of such issuers. The market prices of such securities are also subject to abrupt and erratic market movements and above average price volatility, and the spread between the bid and asked prices of such securities may be greater than normally expected. It may take a number of years for the market price of such securities to reflect their intrinsic value. It is anticipated that some of the portfolio securities of the Portfolio Fund Managers may not be widely traded, and that Portfolio Fund Managers’ positions in such securities may be substantial in relation to the market for the securities. In addition, there is no minimum credit standard that is a prerequisite to Portfolio Fund Managers’ investment in any security. The debt securities in which Portfolio Fund Managers are permitted to invest may be rated lower than investment grade and hence may be considered to be “junk bonds” or distressed securities.

Concentrated Investing

Certain Portfolio Fund Managers may focus their investment activities in certain industry sector or market segments. The investment portfolio of such a Portfolio Fund Manager may be subject to more rapid changes in value than would be the case if the portfolio maintained a wide diversification among industries, companies and types of securities.

Although certain of the Portfolio Fund Managers may hedge their market exposure, such hedging may provide no protection against significant losses. Moreover, certain Portfolio Fund Managers may implement purely speculative strategies.

Litigation and Enforcement Risk

Certain Portfolio Fund Managers using control investing strategies may face increased litigation risk. Such Portfolio Fund Managers’ investment activities may include activities that are hostile in nature and subject the Portfolio Funds to the risks of becoming involved in litigation by third parties. This risk may be greater where such Portfolio Fund Managers exercise control or significant influence over a company’s direction. The expense of defending against claims and paying any amounts pursuant to settlements or judgments would be indirectly borne by the Fund (through its investment in FEG Absolute Access Fund) through its investments in such Portfolio Funds. Further, ownership of companies over certain threshold levels involves additional filing requirements and substantive regulation on such owners, and if the Portfolio Fund Managers fail to comply with all of these requirements, the Portfolio Funds managed by them may be forced to disgorge profits, pay fines or otherwise bear losses or other costs from such failure to comply.

In addition, there have been a number of widely reported instances of violations of securities laws through the misuse of confidential information. Such violations may result in substantial liabilities for damages caused to others, for the disgorgement of profits realized and for penalties. Investigations and enforcement proceedings are ongoing and it is possible that Portfolio Fund Managers selected for FEG Absolute Access Fund may be charged with involvement in such violations. Furthermore, if the entity in which the Fund invested (through its investment in FEG Absolute Access Fund) engaged in such violations, the Fund could be exposed to losses.

Long-Term Strategies

Certain of the strategies used by the Portfolio Funds involve the acceptance of short-term losses in order to achieve higher long-term profit. This may negatively influence the value of these Portfolio Funds during the limited period of time that a Member’s Units are outstanding.

Illiquid Investments

Portfolio Funds may make investments which are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices, if any, of such investments tend to be more volatile and a Portfolio Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. Moreover, securities in which a Portfolio Fund may invest include those that are not listed on a stock exchange or traded in an over-the-counter market. As a result of the absence of a public trading market for these securities, they may be less liquid than publicly traded securities. A Portfolio Fund may encounter substantial delays in attempting to sell non-publicly traded securities. Although these securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid by the Portfolio Fund. Further, companies whose securities are not publicly traded are not subject to the disclosure and other investor protection requirements which would be applicable if their securities were publicly traded.

Turnover

Some of the investment strategies a Portfolio Fund may employ may require a high volume of trading. Therefore, turnover and brokerage commissions may be greater than for other investment entities of similar size.

Fund Structure Risk

Performance Fees Payable to the Portfolio Fund Managers

Portfolio Fund Managers compensated with performance fees may tend to incur more risk than those who receive fixed fees. In addition, the performance fees paid to the Portfolio Fund Managers generally will be calculated on a basis that includes unrealized appreciation and may consequently be greater than if such compensation was based solely on realized gains.

Generally, the Portfolio Fund Managers’ compensation will be determined separately for each year or shorter period; whenever possible and unless otherwise provided, agreements will be obtained to carry forward losses to subsequent years in determining the fee for such years. Also, performance fees may be paid to Portfolio Fund Managers who show net profits, even though the Fund (through its investment in FEG Absolute Access Fund), as a whole, incurs a net loss.

Special Tax Risks

Due to the master-feeder structure and the nature of the investments in hedge funds of the FEG Absolute Access Fund, special tax risks regarding the ability of the Fund to qualify as a RIC are associated with an investment in the Fund. See “FEDERAL INCOME TAX CONSIDERATIONS” below at page 42.

Underlying Portfolio Fund Investments; Limited Liquidity

Among the principal disadvantages and risks inherent in a fund of funds structure are the restrictions imposed on the asset allocation flexibility and risk control capability of the manager of the fund of funds as a result of the limited liquidity of the underlying portfolio funds in which the former invests. The Fund (through its investment in FEG Absolute Access Fund) could be unable to withdraw its capital from Portfolio Funds for some months after the Investment Manager has determined that the Portfolio Fund Manager operating such entity has begun to deviate from its announced trading policies and strategy. Certain Portfolio Funds may restrict withdrawals through the use of “lock-ups,” “gates” or by suspending withdrawals, especially during periods of market disruption, preventing the Fund (through its investment in FEG Absolute Access Fund) from withdrawing. Moreover, because FEG Absolute Access Fund generally expects to invest in Portfolio Funds organized as pooled investment vehicles such as private limited partnerships and offshore corporations rather than Portfolio Funds organized as managed accounts (although the Fund has the authority to invest in managed accounts), the Investment Manager will have no control over the trading policies or strategies of such entities and will not have the same ability as with separate accounts to react quickly to changing investment circumstances due to the limited liquidity of these types of investments.

Managed Account Allocations

The Fund may place assets (through its investment in FEG Absolute Access Fund) with a number of Portfolio Fund Managers through opening managed accounts rather than investing in pooled investment funds. Managed accounts expose the Fund (through its investment in FEG Absolute Access Fund) to theoretically unlimited liability, and it is possible, given the leverage at which certain of the Portfolio Fund Managers trade, that the Fund could lose more in a managed account directed by a particular Portfolio Fund Manager than if the Fund had instead allocated (through its investment in FEG Absolute Access Fund) to such Portfolio Fund Manager’s Portfolio Fund. The Investment Manager may attempt to insulate FEG Absolute Access Fund and the Fund from such risk by allocating assets through a limited liability company or other limited liability vehicle, but it may not always be possible to do so and the Investment Manager may elect not to do so.

Limited Liquidity

A Member’s repurchase rights are limited as described below under “REPURCHASES OF UNITS.” In addition, investments held by a Portfolio Fund may be illiquid. Such illiquidity may prevent that Portfolio Fund and, as a result, the Fund (through its investment in FEG Absolute Access Fund) from fulfilling redemption requests or from making prompt payment of repurchase funds. In addition, Units are not freely transferable. There is no market for the Units and none is expected to develop. Consequently, Members will not be able readily to liquidate their investments. See also “TRANSFER OF UNITS” below at page 53.

Layering of Fees

The Fund’s expenses, including the expenses of FEG Absolute Access Fund, such as the Investment Manager’s Investment Management Fee, and the compensation of the Portfolio Fund Managers (usually based both on a percentage of assets managed as well as on performance) and a portion of the expenses of the Portfolio Funds, will result in three levels of fees and greater expense than would be associated with direct investments.

“Soft Dollar” Payments

In selecting brokers, banks and dealers to effect portfolio transactions, Portfolio Fund Managers may consider such factors as price, the ability of the brokers, banks and dealers to effect transactions, their facilities, reliability and financial responsibility, as well as any products or services provided, or expenses paid, by such brokers, banks and dealers. Products and services may include research items used by the Portfolio Fund Managers in making investment decisions, and expenses may include general overhead expenses of the Portfolio Fund Managers. Such “soft dollar” benefits may cause Portfolio Fund Managers to execute a transaction with a specific broker, bank or dealer even though it may not offer the lowest transaction fees.

No Participation in Management

Members, as such, will not be entitled to participate in the management of the Fund or the conduct of its business. Such authority is vested solely in the Board of Directors.

Lack of Regulation under the Investment Company Act

The Portfolio Fund Managers with whom the Fund invests (through its investment in FEG Absolute Access Fund) generally will not be registered as investment companies under the Investment Company Act and, therefore, the Fund will not be entitled to the various protections afforded by the Investment Company Act with respect to its investments in Portfolio Funds. Accordingly, the provisions of the Investment Company Act, which, among other things, require investment companies to have securities held in custody at all times in segregated accounts and regulate the relationship between the investment company and its asset management, are not applicable to an investment in the Portfolio Funds. Unlike registered investment companies, such as the Fund, the Portfolio Funds are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Investment Manager to monitor whether the holdings of the Portfolio Funds cause the Fund (through its investment in FEG Absolute Access Fund) to be above specified levels of ownership in certain asset classes. Although the Fund (through its investment in FEG Absolute Access Fund) expects to receive information from each Portfolio Fund Manager regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information. A Portfolio Fund Manager may use proprietary investment strategies that are not fully disclosed to its investors and may involve risks under some market conditions that are not anticipated by the Fund. In addition, many Portfolio Fund Managers will not be registered as investment advisers under the Advisers Act in reliance on certain exemptions from registration under the act. In such cases, Portfolio Fund Managers will not be subject to various disclosure requirements and rules that would apply to registered investment advisers.

Regulatory Change

The regulation of the U.S. and non-U.S. securities and futures markets, investment funds such as FEG Absolute Access Fund and the Fund and investment advisers such as the Investment Manager and Sub-Adviser has undergone substantial change in recent years, and such change is expected to continue for the foreseeable future. The effect of regulatory change on FEG Absolute Access Fund and the Fund, while impossible to predict, could be substantial and adverse.

Custody Risk

Institutions, such as brokerage firms, banks or Portfolio Funds have custody of the Portfolio Funds’ assets. Often these assets are not registered in a Portfolio Fund’s name. Bankruptcy or fraud at one of these institutions could impair the operational capabilities or the capital position of the Portfolio Fund. The Investment Manager has no control over the institutions with which the Portfolio Funds enter into transactions.

Brokers and other financial institutions have custody of Portfolio Fund investments and do not register these assets in the name of the Portfolio Fund. Consequently, the bankruptcy of any such broker or financial institution might have a greater adverse effect on the Portfolio Fund than would be the case if the assets were registered in the Portfolio Fund’s name. In addition, the banks from which FEG Absolute Access Fund or the Fund may borrow money could in certain circumstances force a liquidation of FEG Absolute Access Fund’s or the Fund’s positions. A forced liquidation could result in substantial losses.

Contingent Liabilities

The Operating Agreement authorizes the Board of Directors to establish reserves for unknown or contingent liabilities as the Board of Directors in its sole discretion deems advisable.

Reliability of Valuations

The Fund’s interest in a Portfolio Fund in which it invests (through its investment in FEG Absolute Access Fund) is generally valued at an amount equal to the Fund’s interest in the Portfolio Fund, as determined pursuant to the instrument governing such Portfolio Fund, and reported by the respective Portfolio Fund Manager. As a general matter, the governing instruments of the Portfolio Fund provide that any securities or investments that are illiquid, not traded on an exchange or in an established market, or for which no value can be readily determined, are assigned such fair value as the respective Portfolio Fund Managers may determine in their judgment based on various factors. Such factors include, but are not limited to, dealer quotes or independent appraisals. Such valuations may not be indicative of what actual fair market value would be in an active, liquid or established market.

Estimates

FEG Absolute Access Fund and the Fund have limited ability to assess the accuracy of the valuations received from the Portfolio Funds. Furthermore, the net asset values received by FEG Absolute Access Fund and the Fund from such Portfolio Funds are typically estimates only and, unless materially different from actual values, are generally not subject to revision. Revisions in financial statements by certain Portfolio Funds could require revision of FEG Absolute Access Fund’s and the Fund’s financial statements.

The net asset value of repurchases will be calculated on the basis of estimates. Any correction to these estimates will be reflected at the time of the correction; the net asset value at which repurchases are made generally will not be restated. In unusual circumstances, the adjustments to the estimated net asset value could be significant, resulting in either the repurchasing or the continuing Members incurring economic loss.

The Investment Manager’s Investment Management Fee may also be calculated on the basis of estimates and, if so, also will not be restated to reflect adjustments, if any, in subsequent periods.

______________________

THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE EXPLANATION OF RISKS INVOLVED WITH AN INVESTMENT IN THE FUND. PROSPECTIVE MEMBERS SHOULD READ THIS ENTIRE PROSPECTUS AS WELL AS THE OPERATING AGREEMENT AND CONFER WITH THEIR RESPECTIVE INVESTMENT, TAX AND LEGAL ADVISERS BEFORE DECIDING WHETHER TO INVEST IN THE FUND. IN ADDITION, AS THE FUND DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS.

CONFLICTS OF INTEREST

The following inherent and potential conflicts of interest exist in respect of the Fund.

Other Activities

The Investment Manager, Sub-Adviser, their members, and their personnel are required to devote so much of their time to the activities of FEG Absolute Access Fund and the Fund as may be reasonably required to further the business affairs and activities of FEG Absolute Access Fund and the Fund. The Investment Manager, Sub-Adviser, their members, and their personnel are involved in other business ventures and may organize or become involved in other business ventures in the future. Neither FEG Absolute Access Fund, the Fund nor any of their members will share in the risks or rewards of the Investment Manager, Sub-Adviser, their members, and their personnel deriving from such other ventures. However, such other ventures will compete for the time and attention of such persons and might create other conflicts of interest. Neither the Operating Agreement nor the FEG Absolute Access Fund Operating Agreement require the Investment Manager, Sub-Adviser, their members, and their personnel to devote any particular amount of time to FEG Absolute Access Fund or the Fund.

Management of Other Accounts

Portfolio Fund Managers trade for accounts other than FEG Absolute Access Fund and may have an incentive to favor those accounts over FEG Absolute Access Fund as they may have investments in those accounts or receive greater compensation for managing them than they do for managing FEG Absolute Access Fund’s investment. The Investment Manager’s allocation policy provides that generally all investment opportunities will be allocated pro rata to appropriate and suitable accounts, including FEG Absolute Access Fund.

Allocation of Investment Opportunities

The Investment Manager, Sub-Adviser or their members may operate now or organize in the future investment vehicles similar to FEG Absolute Access Fund or the Fund which may invest in similar or different investments. The Investment Manager or Sub-Adviser may select many of the same Portfolio Funds for FEG Absolute Access Fund and the other investment vehicles it manages. However, certain Portfolio Funds may not accept investments from both FEG Absolute Access Fund and the other investment vehicles. In such event, the Investment Manager and Sub-Adviser intend to give priority to investment vehicles that have already allocated assets to such Portfolio Funds. If no investment vehicle managed by the Investment Manager or Sub-Adviser has allocated assets to such Portfolio Funds, the Investment Manager or Sub-Adviser will determine in its discretion which investment vehicles, including FEG Absolute Access Fund, will invest with such Portfolio Funds. In selecting Portfolio Funds for certain investment vehicles, the Investment Manager’s allocation policy provides that generally all opportunities will be allocated pro rata to appropriate and suitable accounts, including FEG Absolute Access Fund. The Investment Manager and Sub-Adviser anticipate that there will be differences in the Portfolio Fund line-ups and allocations among the investment vehicles, including FEG Absolute Access Fund. The ultimate decision as to which Portfolio Funds to use for which investment vehicles, including FEG Absolute Access Fund, and the allocations among them will be determined in the Investment Manager’s and Sub-Adviser’s discretion.

Proprietary Trading by the Investment Manager, Sub-Adviser, Portfolio Fund Managers, their Principals and their Employees

The Investment Manager, Sub-Adviser, Portfolio Fund Managers and their respective members, principals and employees may trade securities and commodity interests for their own accounts. Such proprietary trading may be in competition with FEG Absolute Access Fund and may be conducted at brokerage commission rates substantially lower than rates charged FEG Absolute Access Fund or Portfolio Funds or other accounts managed by Portfolio Fund Managers. Members will not be permitted to inspect the proprietary trading records of the Investment Manager, Sub-Adviser, Portfolio Fund Managers or their respective principals or employees.

Selection of Brokers

The Portfolio Fund Managers generally select brokers and dealers to effect transactions on behalf of FEG Absolute Access Fund. The Portfolio Fund Managers are not required to obtain the lowest brokerage commission rates or combine or arrange orders to obtain the lowest brokerage commission rates on FEG Absolute Access Fund brokerage business. In placing brokerage business, the Portfolio Fund Managers may, as a general matter, consider the full range and quality of the services provided by the broker including, among other things, the value of any research and other services provided (whether directly or through a third party and regardless of whether FEG Absolute Access Fund is the direct or indirect beneficiary of such research or other services) as well as execution capabilities, commission rates, financial responsibility and responsiveness. See “BROKERAGE ARRANGEMENTS” below at page 41.

Selling Agent Compensation

In addition to any compensation paid by the Fund, the Investment Manager, Sub-Adviser and/or their affiliates may make payments to selected affiliated or unaffiliated third parties from time to time in connection with the distribution of FEG Absolute Access Fund Units and/or the servicing of FEG Absolute Access Fund members and/or FEG Absolute Access Fund. These payments will be made out of the Investment Manager’s, Sub-Adviser’s and/or affiliates’ own assets and will not represent an additional charge to FEG Absolute Access Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of FEG Absolute Access Fund Units over other investment options. Contact your financial intermediary for details about revenue sharing payments it receives or may receive.

Promoting the Investment Manager’s Interests

Prospective Members must realize that FEG Absolute Access Fund and the Fund has each been organized, in part, to provide an allocation opportunity to existing advisory clients of the Investment Manager’s members. Accordingly, the Investment Manager and its members will have a conflict of interest in recommending an allocation to FEG Absolute Access Fund or the Fund upon which the Investment Manager (and, indirectly, its members) will earn fees.

Members’ Acknowledgment of Conflicts

The Investment Manager and Sub-Adviser will discuss the above conflicts of interest with any prospective or existing investor upon request. These activities and conflicts of interest are explicitly acknowledged and consented to by each Member in the Investor Questionnaire and Power of Attorney as a necessary condition to the Member’s admission to the Fund. Consent to the foregoing is an integral part of the consideration of each Member being admitted to the Fund.

BROKERAGE ARRANGEMENTS

The Portfolio Fund Managers use a variety of securities and commodities brokers and dealers, some of which may be affiliated with certain of the Portfolio Fund Managers. The Investment Manager and Sub-Adviser assume no responsibility for the actions or omissions of any broker or dealer selected by a Portfolio Fund Manager.

Section 28(e) of the Securities Exchange Act of 1934, as amended, provides a “safe harbor” to investment managers who direct their trading to particular brokers, in effect exchanging a portion of the commission revenue generated by their accounts for investment research and related services. Conduct outside of the safe harbor afforded by Section 28(e) is subject to the traditional standards of fiduciary duty under state and federal law. Certain of the Portfolio Funds’ “soft dollar” arrangements will not conform to the safe harbor of Section 28(e). However, the Investment Manager and Sub-Adviser are specifically authorized to select Portfolio Fund Managers that direct Portfolio Fund brokerage to firms which furnish or pay for quotation and/or electronic office equipment, recordkeeping and clerical services, office space, data, research and travel and entertainment expenses utilized or incurred by such Portfolio Fund Managers.

In the case of all Portfolio Fund Managers that trade securities, their securities brokerage arrangements must, in general, meet the requirements of “best price and execution,” provided that if a Portfolio Fund Manager determines in good faith that the amount of commissions charged by a broker is reasonable in relation to the value of the brokerage, research products or services and other property, products and services provided by such broker, such Portfolio Fund Manager may cause the Portfolio Fund managed by it to pay commissions to such broker in an amount greater than the amount another broker might charge.

Certain brokers for the Portfolio Funds may make cash payments to the Portfolio Funds or discharge the Portfolio Funds’ obligations to third parties. Under such arrangements, a Portfolio Fund may pay commissions to a broker that are greater than the amount another broker might charge.

The Investment Manager and Sub-Adviser will review the “soft dollar” arrangements employed by prospective Portfolio Fund Managers in determining whether to allocate FEG Absolute Access Fund assets to them. The Investment Manager and Sub-Adviser are authorized to consent on behalf of FEG Absolute Access Fund to “soft dollar” arrangements which fall outside of the Section 28(e) “safe harbor,” which restricts the use of “soft dollars” to the payment for research that provides “lawful and appropriate assistance” to the Portfolio Fund Manager in the performance of his investment decision-making responsibilities, provided that the Investment Manager and Sub-Adviser believe in good faith that placing FEG Absolute Access Fund assets with such Portfolio Fund Manager is in, or not opposed to, the best interests of FEG Absolute Access Fund.

Each Member, by executing the Investor Questionnaire and Power of Attorney relating to the acquisition of Units, will specifically authorize the Fund to allocate assets (through its investment in FEG Absolute Access Fund) to Portfolio Funds which engage in the foregoing “soft dollar” commission arrangements.

OUTSTANDING SECURITIES

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Fund or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class I Units	Unlimited	$0	$335,838,511.14
Class II Units	Unlimited	$0	$10
Class III Units	Unlimited	$0	$0
As of April 30, 2017.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States tax considerations relevant under current law, which may be subject to change in the future. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the discussion below is not intended as a substitute for careful tax planning. Except where otherwise indicated, the summary assumes you are a U.S. citizen or resident or otherwise subject to U.S. federal income tax. You should consult your tax adviser for further information regarding federal, state, local and/or foreign tax consequences relevant to your specific situation.

The discussion of the federal tax consequences in this Prospectus are based on the Internal Revenue Code (the “Code”) and the regulations issued under it, and court decisions and administrative interpretations as in effect on the date of this Prospectus. Future legislative or administrative changes or court decisions may significantly alter the statements included herein, and any such changes or decisions may be retroactive.

Taxation of Master Fund

The FEG Absolute Access Fund LLC (the “Master Fund”) intends to be treated as a partnership for U.S. federal income tax purposes for as long as it has at least two members. As a result, the Master Fund will itself not be subject to U.S. federal income tax. Rather, each of the Master Fund’s members, including the Fund, will be required to take into account, for U.S. federal income tax purposes, its allocable share of the Master Fund’s items of income, gain, loss, deduction and credit, which in turn will be treated as earning its allocable share of items of income, gain, loss, deduction and credit from any underlying investments in Portfolio Funds that are classified for U.S. federal income tax purposes as partnerships.

Taxation of the Fund

The Fund has elected to be treated, and intends to qualify for each taxable year, as a regulated investment company (“RIC”) under Subchapter M of Subtitle A, Chapter 1, of the Code. As a RIC, the Fund generally is exempt from federal tax on its net investment income and realized capital gains that it distributes to shareholders. To qualify for treatment as a RIC, the Fund must meet three important tests each year.

First, the Fund must derive with respect to each taxable year at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, other income derived with respect to its business of investing in stock, securities, or currencies or net income derived from interests in qualified publicly traded partnerships (the “90% Gross Income Test”).

Second, generally, at the close of each quarter of its taxable year, at least 50% of the value of the Fund’s assets must consist of cash and cash items, U.S. government securities, securities of other RICs and securities of other issuers as to which the Fund has not invested more than 5% of the value of its total assets in securities of the issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of the issuer, and no more than 25% of the value of the Fund’s total assets may be invested in the securities of (1) any one issuer (other than U.S. government securities and securities of other RICs), (2) two or more issuers that the Fund controls and which are engaged in the same or similar trades or businesses, or (3) one or more qualified publicly traded partnerships (the “Asset Diversification Test”).

Third, the Fund must distribute an amount equal to at least the sum of 90% of its investment company taxable income (net investment income and the excess of net short-term capital gain over net long-term capital loss) before taking into account any deduction for dividends paid, and 90% of its tax-exempt income, if any, for the year (the “Distribution Requirement”).

The Fund intends to comply with all three of the RIC requirements and to make sufficient distributions each year to avoid the incurrence of federal tax by the Fund. If the Fund were to fail to make sufficient distributions, it could be liable for corporate income tax and for excise tax in respect of the shortfall or, if the shortfall is large enough, the Fund could be disqualified as a RIC. The Fund reserves the right to distribute less than all of its taxable income and net capital gain and pay any corresponding excise tax and corporate income tax (for instance, because it lacks the information that it needs from a particular Portfolio Fund to determine its income attributable to that Portfolio Fund). Furthermore, due to the nature of the Master Fund’s investments in hedge funds, distributions from the Portfolio Funds may be subject to certain restrictions specified in the Portfolio Fund’s governing documents. The Master Fund may be required to effect a withdrawal from the Portfolio Funds in order for the Fund to satisfy the Distribution Requirement or the Master Fund or the Fund may be required to borrow money.

For purposes of determining whether the Fund satisfies the 90% Gross Income Test, the character of the Fund’s allocable share of items of income, gain and loss derived through the Master Fund and any Portfolio Fund that is also classified as a partnership for U.S. federal income tax purposes (other than a qualified publicly traded partnership) generally will be determined as if the Fund realized such tax items directly. Similarly, for purposes of determining whether the Fund satisfies the Asset Diversification Test, the Fund intends to look through the Master Fund to the underlying Portfolio Funds, and to further look through to the assets held by any Portfolio Fund that is classified as a partnership for U.S. federal income tax purposes (other than a qualified publicly traded partnership). A safe harbor look-through rule exists for certain master-feeder structures permitting the feeder fund to look through to the investments of the master fund for purposes of satisfying the Asset Diversification Test. Among other requirements, the feeder fund must be an open-end management investment company under the Investment Company Act of 1940 electing to be treated as a RIC that is (i) continuously offered pursuant to a public offering as defined in section 4 of the Securities Act of 1933, (ii) regularly traded on an established securities market or (iii) held by or for no fewer than 500 persons at all times during the taxable year. Where the requirements of the safe harbor are not met, no direct authority exists permitting look-through treatment. Nonetheless, the Fund believes that it should be permitted to look through to the assets of the Master Fund, and to further look through to the assets of each of the Portfolio Funds that are partnerships for federal income tax purposes for purposes of satisfying the Asset Diversification Test.

Thus, the Fund’s ability to satisfy the 90% Gross Income Test and the Asset Diversification Test requirements should depend upon the character of the Master Fund’s income and assets and, in turn, on the character of the income and assets of the Portfolio Funds in which the Master Fund invests that are partnerships for federal income tax purposes. The Master Fund intends to invest its assets so that the Fund will satisfy the 90% Gross Income Test and the Asset Diversification Test.

Each of the 90% Gross Income Test, the Asset Diversification Test and the Distribution Requirement requires the Fund to obtain detailed, timely and accurate information from the Portfolio Funds in which the Master Fund invests. To facilitate the information-gathering process, the Fund retains an independent third-party service provider to mediate, in certain respects, the interaction with the Portfolio Funds. The primary roles of the third-party service provider are to collect and aggregate information with respect to the Portfolio Funds’ holdings, to test the Fund’s compliance with the Asset Diversification Test each quarter and with the 90% Gross Income Test, and to enable the Fund to comply with the Distribution Requirement. The Investment Manager also has established internal policies and procedures for monitoring the compliance process, but nonetheless relies in substantial part on the service provider.

It is anticipated that some of the Portfolio Funds in which the Master Fund invests that are non-U.S. entities may not provide the above information concerning their income and assets that would be needed by the Fund if those Portfolio Funds are to be treated on a flow-through basis. To the extent that is the case, the Fund anticipates that any such Portfolio Funds will instead be treated as foreign corporations for U.S. federal income tax purposes and as “passive foreign investment companies” (“PFICs”). In that case, the Fund and the Master Fund intend, to the extent possible, to elect to report such investments on a “qualified electing fund” (“QEF”) basis, under which the Fund will recognize ordinary income and long-term capital gains from the Portfolio Fund on a flow-through basis each year. A QEF election can be made only for a Portfolio Fund that agrees to provide the required information regarding its ordinary income and capital gains each year and to comply with certain other IRS requirements for QEF status. For any Portfolio Funds that are PFICs for which a QEF election is not possible, the Fund intends generally to elect to report on a “mark to market” basis, under which all unrealized appreciation with respect to the investment will be taken into account each year as ordinary income for the Fund.

If before the end of any quarter of its taxable year, the Fund believes that it may fail the Asset Diversification Test, the Master Fund may seek to take certain actions to avert such a failure. The Master Fund may try to acquire additional interests in Portfolio Funds to bring itself into compliance with the Asset Diversification Test. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult for the Master Fund to pursue because the Master Fund may redeem its interest in a Portfolio Fund only at certain times specified by the governing documents of the particular fund. While relevant provisions of the Code also afford the Fund a 30-day period after the end of the relevant quarter in which to cure certain failures of the Asset Diversification Test by disposing of non-diversified assets, the constraints on the Master Fund’s ability to effect a withdrawal from a Portfolio Fund referred to above may limit utilization of this cure period. In the event of a diversification failure, in general, the Fund will also be considered to have met the Asset Diversification Test if either (i) in the case of a “de minimis” failure (as defined in the Code), the Fund, through the Master Fund, disposes of the non-diversified assets within six months of the end of the relevant quarter; or (ii) in the case of any other failure, the failure is due to reasonable cause (and not willful neglect), the Fund provides a schedule of the assets causing the failure, the Fund, through the Master Fund, disposes of the non-diversified assets within six months of the end of the relevant quarter (or otherwise comes into compliance with the Asset Diversification Test), and the Fund pays a tax equal to the greater of $50,000 or the amount of income generated by the non-diversified assets during the period the Asset Diversification Test was failed multiplied by the highest corporate tax rate. Due to the constraints on the Master Fund’s ability to effect a redemption from a Portfolio Fund referred to above, there can be no assurance that, if the Fund fails to satisfy the Asset Diversification Test, it will be able to avail itself of the six-month cure period.

If for any taxable year the Fund were not to qualify as a RIC, all its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to shareholders. In that event, taxable shareholders would recognize dividend income on distributions to the extent of the Fund’s current and accumulated earnings and profits, and corporate shareholders could be eligible for the dividends-received deduction.

The Code imposes a nondeductible 4% excise tax on RICs that fail to distribute each year an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses). The Fund intends to make sufficient distributions or deemed distributions each year to avoid liability for this excise tax.

Tax Treatment of Fund Investments

The tax principles applicable to transactions in certain financial instruments, such as futures contracts and options, that may be engaged in by the Master Fund and by the Portfolio Funds, and investments in PFICs, are complex and, in some cases, uncertain. The tax consequences of such transactions and investments will pass through to the Fund and may cause the Fund to recognize taxable income prior to the receipt of cash, thereby requiring the Fund to liquidate other positions, or to borrow money, so as to make sufficient distributions to shareholders to avoid corporate-level tax. Moreover, some or all of the taxable income recognized may be ordinary income or short-term capital gain, so that the distributions may be taxable to shareholders as ordinary income.

In addition, in the case of any shares of a PFIC in which the Master Fund or a Portfolio Fund invests, the Fund may be liable for corporate-level tax on any ultimate gain or distributions on the shares if the Master Fund fails to make an election to recognize income annually during the period of its ownership of the shares of the PFIC.

Loss Carryforwards

As of December 31, 2016, the end of the Fund’s most recent taxable year, the Fund had a short-term capital loss carryforward of $2,426,779 and a long-term capital loss carryforward of $806,070 which may be carried forward indefinitely.

Fund Distributions

The Fund intends to distribute each year substantially all of its taxable income, including its net capital gain (the excess of net long-term capital gain over net short-term capital loss). Except as otherwise noted below, you will generally be subject to federal income tax on Fund distributions to you regardless whether they are paid in cash or reinvested in additional Units. Fund distributions attributable to short-term capital gains and net investment income will generally be taxable to you as ordinary income, except as discussed below.

Distributions attributable to the net capital gain of the Fund generally are taxable to you as long-term capital gain, regardless of how long you have held your Units. The maximum long-term capital gain rate applicable to individuals, estates and trusts is currently 23.8% (which includes a 3.8% Medicare tax).

To the extent distributions paid by the Fund to non-corporate shareholders are attributable to dividends from U.S. corporations and certain “qualified” foreign corporations, such distributions may be eligible for taxation as “qualified dividend income” taxed at long-term capital gain rates, provided certain holding period and other requirements are satisfied by the Master Fund, a Portfolio Fund, the Fund and the shareholder, as applicable. A portion of distributions attributable to investments in U.S. corporations paid by the Fund to shareholders who are corporations may also qualify for the dividends-received deduction for corporations, provided certain holding period and other requirements are satisfied by the Master Fund, a Portfolio Fund, the Fund and the shareholder, as applicable.

Distributions from the Fund will generally be taxable to you in the taxable year in which they are paid, with one exception. Distributions declared by the Fund in October, November or December and paid in January of the following year are taxed as though they were paid on December 31. You will be notified annually of the tax status of distributions to you.

Investment income that may be received by the Master Fund from sources within foreign countries may be subject to foreign taxes withheld at the source. If more than 50% of the value of the total assets of the Fund consists of stocks and securities (including debt securities) of foreign corporations at the close of a taxable year, the Fund may elect, for federal income tax purposes, to treat certain foreign taxes paid by the Master Fund, a Portfolio Fund or the Fund, including generally any withholding and other foreign income taxes, as paid by the Fund’s shareholders. If the Fund makes this election, the amount of those foreign taxes will be included in the Fund’s shareholders’ income pro rata (in addition to taxable distributions actually received by them), and each such shareholder will be entitled either (1) to credit that proportionate amount of taxes against U.S. federal income tax liability as a foreign tax credit, subject to applicable limitations, or (2) to take that amount as an itemized deduction. If the Fund is not eligible or chooses not to make this election, the Fund will be entitled to deduct any such foreign taxes in computing the amounts it is required to distribute.

You should note that if you purchase Units just before a distribution, the purchase price will reflect the amount of the upcoming distribution, but you will be taxed on the entire amount of the distribution received, even though, as an economic matter, the distribution simply constitutes a return of capital. This adverse tax result is known as “buying into a dividend.”

Expenses

As long as the Fund is not continuously offered pursuant to a public offering, regularly traded on an established securities market or does not have at least 500 shareholders at all times during the taxable year, certain expenses incurred by the Fund that if paid by an individual would be deductible only as “miscellaneous itemized deductions” are generally not deductible as expenses by the Fund, but instead are treated as dividends to shareholders. Each shareholder will be deemed to receive a dividend in an amount equal to the shareholder’s allocable share of the Fund’s expenses and then having paid those expenses directly. For non-corporate taxpayers, the expenses will generally be itemized deductions and must be aggregated with certain other “miscellaneous itemized deductions” and may be deducted only to the extent those aggregate expenses exceed 2% of the taxpayer’s adjusted gross income. Additionally itemized deductions will be reduced as a taxpayer’s income exceeds certain thresholds. Finally such expenses are generally not deductible in computing the alternative minimum tax for non-corporate taxpayers.

Sales and Exchanges

Upon the sale or other disposition of Units (other than repurchases, which are described below), a shareholder will generally realize capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Units sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Units. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Units have been held for more than twelve months. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.

Any loss realized on Units held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the Units. Additionally, any loss realized on a disposition of Units of the Fund may be disallowed under “wash sale” rules to the extent the Units disposed of are replaced with other Units of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of, such as pursuant to a dividend reinvestment in Units of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Units acquired.

The repurchase of Units by the Fund generally will be a taxable transaction for U.S. federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of Units generally will be treated as a sale or exchange if the receipt of cash by the shareholder results in a “complete redemption” of the shareholder’s interest in the Fund or is “substantially disproportionate” or “not essentially equivalent to a dividend” with respect to the shareholder. In determining whether any of these tests have been met, Units actually owned and Units considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a shareholder will generally recognize capital gain or loss (which will be treated in the same manner as described above) equal to the difference between the amount of cash received by the shareholder and the adjusted tax basis of the Units repurchased.

If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a repurchase of Units will be taxable to the shareholder as a dividend to the extent of such shareholder’s allocable share of the Fund’s current and accumulated earnings and profits. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder’s adjusted tax basis in the Units sold), and any amount in excess of the shareholder’s adjusted tax basis would constitute taxable capital gain. Any remaining tax basis in the Units repurchased by the Fund will be transferred to any remaining Units held by such shareholder. In addition, if a repurchase of Units is treated as a dividend to the tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such repurchase.

The Fund (or relevant broker or financial adviser) is required to compute and report to the Internal Revenue Service (“IRS”) and furnish to Fund shareholders cost basis information when such Units are sold or redeemed.

The Fund has elected to use the First In, First Out (“FIFO”) method, unless you instruct the Fund to use a different IRS-accepted cost basis method, or choose to specifically identify your Units at the time of each sale or redemption. If your account is held by your broker or other financial adviser, they may select a different cost basis method. In these cases, please contact your broker or other financial adviser to obtain information with respect to the available methods and elections for your account. You should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on your federal and state income tax returns. Fund shareholders should consult with their tax advisers to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the cost basis reporting requirements apply to them.

Reportable Transactions

Pursuant to the Treasury regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Investors should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Units of the Fund.

IRAs and Other Tax-Qualified Plans

One major exception to the preceding tax principles is that distributions on, and sales and redemptions of, Units held in an IRA (or other tax qualified plan) will not be currently taxable unless such Units were acquired with borrowed funds.

Backup Withholding

The Fund may be required in certain cases to withhold and remit to the IRS a percentage of taxable dividends or gross proceeds realized upon sale payable to shareholders who have failed to provide a correct tax identification number in the manner required, who are subject to withholding by the IRS for failure to properly include on their return payments of taxable interest or dividends, or who have failed to certify to the Fund that they are not subject to backup withholding when required to do so or that they are “exempt recipients.” The current backup withholding rate is 28%.

U.S. Tax Treatment of Foreign Shareholders

Generally, nonresident aliens, foreign corporations and other foreign investors are subject to 30% withholding tax on dividends paid by a U.S. corporation, although the rate may be reduced for an investor that is a qualified resident of a foreign country with an applicable tax treaty with the United States (provided that the shareholder furnishes the Fund with a properly completed Form W-8BEN or W-8BEN-E, as applicable, to establish entitlement for these treaty benefits). In the case of a RIC such as the Fund, however, certain categories of dividends are exempt from the 30% withholding tax. These generally include dividends attributable to the Fund’s net capital gains (the excess of net long-term capital gains over net short-term capital loss), dividends attributable to the Fund’s interest income from U.S. obligors and dividends attributable to net short-term capital gains of the Fund.

Foreign shareholders will generally not be subject to U.S. tax on gains realized on the sale or redemption of Units in the Fund, except that a nonresident alien individual who is present in the United States for 183 days or more in a calendar year will be taxable on such gains and on capital gain dividends from the Fund.

In contrast, if a foreign investor conducts a trade or business in the United States and the investment in the Fund is effectively connected with that trade or business, then the foreign investor’s income from the Fund will generally be subject to U.S. federal income tax at graduated rates in a manner similar to the income of a U.S. citizen or resident.

In addition to normal withholding tax obligations, the Fund will generally be required to withhold 30% tax on certain payments to foreign entities that do not provide a Form W-8BEN-E that evidences their compliance with, or exemption from, specified information reporting requirements under the Foreign Account Tax Compliance Act.

All foreign investors should consult their own tax advisers regarding the tax consequences in their country of residence of an investment in the Fund.

State and Local Taxes

You may also be subject to state and local taxes on distributions, sales and redemptions. State income taxes may not apply, however, to the portions of the Fund’s distributions, if any, that are attributable to interest on U.S. government securities or interest on securities of the particular state or localities within the state in which you live. You should consult your tax adviser regarding the tax status of distributions in your state and locality.

In addition, although the Fund expects to qualify as a RIC and to be relieved of all or substantially all federal income taxes, depending upon the extent of its activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of such states or localities.

ERISA CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code impose certain requirements on employee benefit plans to which ERISA applies (“ERISA Plans”), certain other plans (such as IRAs and Keogh plans) that, although not subject to ERISA, are subject to certain similar rules of the Code (such ERISA Plans and such other plans, collectively, “Plans”) and those persons who are fiduciaries with respect to such Plans. In accordance with ERISA’s general fiduciary standards, before investing in the Fund, an ERISA Plan fiduciary should determine whether such an investment is permitted under the governing Plan instruments and is appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio. Moreover, ERISA and the Code require that certain reporting and disclosure be made with respect to Plan assets, that Plan assets be held in trust, and that the indicia of ownership of ERISA Plan assets generally be maintained within the jurisdiction of the district courts of the United States. Thus, a Plan fiduciary considering an investment in the Fund should consult with its legal counsel concerning all the legal implications of investing in the Fund, especially the issues discussed in the following paragraphs.

Unless statutory or administrative exemptions are available, Section 406 of ERISA and Section 4975 of the Code prohibit a broad range of transactions involving Plan assets and persons who have certain specified relationships to a Plan (“parties in interest” within the meaning of ERISA and “disqualified persons” within the meaning of the Code) and impose additional prohibitions on parties in interest and disqualified persons who are Plan fiduciaries. These prohibitions also apply with respect to any entity whose assets consist of Plan assets by reason of Plans’ direct or indirect investment in the entity. Certain prospective Plan investors may currently maintain relationships with the Investment Manager, Sub-Adviser, and/or entities that are affiliated with the Fund or FEG Absolute Access Fund, and, as a result, one or more of such entities may be deemed to be a “party in interest” or “disqualified person” with respect to (including a fiduciary of) any such prospective Plan investor.

Because the Fund and FEG Absolute Access Fund will each be registered as an investment company under the Investment Company Act, the assets of the Fund and FEG Absolute Access Fund will not be deemed to constitute Plan assets.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA and Section 414(d) of the Code) or “non-electing” (within the meaning of Section 410(d) of the Code) church plans (as defined in Section 3(33) of ERISA and Section 414(e) of the Code) are not subject to the requirements of ERISA and the Code discussed above but may be subject to materially similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the Fund. Accordingly, any such governmental plans and church plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the Fund.

THE FUND’S SALE OF UNITS TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE INVESTMENT MANAGER, SUB-ADVISER OR ANY OF THEIR AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE UNITS, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

BY ITS PURCHASE OF THE UNITS BY A PLAN, EACH OF THE PLAN INTEREST HOLDERS WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT (A) THE INVESTMENT BY SUCH PLAN INTEREST HOLDER IN THE FUND IS PRUDENT FOR THE PLAN (TAKING INTO ACCOUNT ANY APPLICABLE LIQUIDITY AND DIVERSIFICATION REQUIREMENTS OF ERISA), (B) THE INVESTMENT IN THE FUND IS PERMITTED UNDER ERISA, THE CODE, OTHER APPLICABLE LAW AND THE GOVERNING PLAN DOCUMENTS, (C) NEITHER THE INVESTMENT MANAGER, SUB-ADVISER, NOR ANY OF THEIR AFFILIATES HAS ACTED AS A FIDUCIARY UNDER ERISA OR THE CODE WITH RESPECT TO SUCH PURCHASE, (D) NO ADVICE PROVIDED BY THE INVESTMENT MANAGER, SUB-ADVISER OR ANY OF THEIR AFFILIATES HAS FORMED A PRIMARY BASIS FOR ANY INVESTMENT DECISION BY SUCH PLAN INTEREST HOLDER IN CONNECTION WITH SUCH PURCHASE, AND (E) THE PURCHASE, HOLDING AND DISPOSITION OF THE UNITS WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR ANY MATERIALLY SIMILAR PROVISIONS OF OTHER LAW FOR WHICH AN EXEMPTION IS NOT AVAILABLE.

ACCESS TO INFORMATION

The office of the Investment Manager is located at 201 E. Fifth St., Suite 1600, Cincinnati, Ohio 45202 and its telephone number is 1-888-268-0333. Prospective investors and their representatives are invited to review any materials available to the Investment Manager relating to the Fund, the operations of the Fund, this offering, the background, experience and investing history of the principals and affiliates of the Investment Manager and any other matters relating to this offering; and the officers of the Investment Manager will answer inquiries from prospective investors and their representatives relating thereto. All such materials will be made available at any mutually convenient location at any reasonable hour after reasonable prior notice. The Investment Manager will afford prospective investors and their representatives the opportunity to obtain any additional information necessary to verify the accuracy of any representations or information set forth in this Prospectus to the extent that the Fund or the Investment Manager possesses such information or can acquire it without unreasonable effort or expense. Such review is limited by the confidentiality of personal information relating to Members.

Due to the financial sophistication of the persons to whom this offering is directed, this Prospectus sets forth certain information material to evaluating the merits of an investment in the Fund in summary form only.

The Fund’s most recent audited annual and unaudited quarterly financial statements (if any) will be provided to prospective investors upon request.

NO PROSPECTIVE INVESTOR SHOULD SUBSCRIBE FOR UNITS WHO IS NOT SATISFIED THAT EITHER SUCH PROSPECTIVE INVESTOR OR A REPRESENTATIVE HAS ASKED FOR AND RECEIVED ALL INFORMATION NECESSARY TO EVALUATE THE RISKS AND MERITS OF AN INVESTMENT IN THE FUND. NO PERSON SHOULD INVEST IN THE FUND WHO CANNOT AFFORD THE RISKS OF AN INVESTMENT, INCLUDING THE LOSS OF ALL OR SUBSTANTIALLY ALL OF THE INVESTMENT.

DESCRIPTION OF UNITS

The Fund is authorized to offer three separate classes of Units designated as Class I Units, Class II Units, and Class III Units. As of the date of this Prospectus, Class I and Class II Units are the only classes of the Fund’s Units currently issued and outstanding. While the Fund presently intends to offer three classes of Units, it may offer other classes of Units as well in the future. Each class of Units will have differing characteristics, particularly in terms of the sales charges that Members in that class may bear, and the distribution and service fees that each class may be charged. From time to time, the Board of the Fund may create and offer additional classes of Units, or may vary the characteristics of Class I, Class II and Class III Units described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Units; (5) differences in any dividends and net asset values resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund’s repurchase offers will be made to all of its classes of Units at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values resulting from differences in fees under a distribution and/or service plan or in class expenses.

PURCHASING UNITS

The completed Investor Questionnaire and Power of Attorney should be returned to the Fund and the Administrator at least 15 days before the beginning of the calendar month in order for the subscriber to be admitted as a Member of the Fund on the first day of that calendar month. Wire transfers must be received by the Fund’s bank by the 10th business day preceding the beginning of such calendar month. The Board of Directors may waive these deadlines in its sole discretion.

In order to invest in the Fund, an investor must (1) date, complete and execute one copy of the Investor Questionnaire and Power of Attorney, and (2) deliver or mail the executed Investor Questionnaire and Power of Attorney (and deliver a wire transfer in the full amount of the subscription, to the Fund’s bank) to the Investment Manager at FEG Investors, LLC, 201 E. Fifth St., Suite 1600, Cincinnati, Ohio 45202. Prospective investors should contact the Investment Manager to arrange to make their investments. The minimum subscription amount is for $50,000 with respect to Class I Units, $50,000 with respect to Class II Units, and $50,000 with respect to Class III Units and additional contributions from existing Members may be made in a minimum amount of $25,000 with respect to Class I Units, $25,000 with respect to Class II Units, and $25,000 with respect to Class III Units. The Fund may not accept minimum initial investments of less than $25,000, except with respect to certain classes of investors (as, for example, with respect to key employees, officers or directors of the Fund, the Investment Manager, the Sub-Adviser or their affiliates). The minimum initial and subsequent subscription amounts may be reduced or waived as determined by the Board of Directors in its sole discretion. Wire transfer information is available from the Investment Manager upon request.

The Investment Manager will examine the Investor Questionnaire and Power of Attorney of each prospective investor to determine the subscriber’s suitability and eligibility to invest in the Fund. The Board of Directors may reject any subscription in its sole discretion. If the subscription is rejected, any monies received will be returned.

As part of the Fund’s responsibility for the prevention of money laundering, the Board of Directors, the Investment Manager and/or their affiliates may require a detailed verification of a Member’s identity, any beneficial owner underlying the account and the source of the payment. In the event of delay or failure by the subscriber or Member to produce any information required for verification purposes, the Board of Directors may refuse to accept a subscription (or may cause the mandatory repurchase of a Member’s capital account).

Each subscriber and Member shall be required to make such representations to the Fund as the Fund, the Board of Directors or the Investment Manager shall require in connection with such anti-money laundering programs, including without limitation, representations to the Fund that such subscriber or Member is not a prohibited country, territory, individual or entity listed on the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) website and that it is not directly or indirectly affiliated with, any country, territory, individual or entity named on an OFAC list or prohibited by any OFAC sanctions programs. Such Member shall also represent to the Fund that amounts contributed by it to the Fund were not directly or indirectly derived from activities that may contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations.

INVESTOR QUALIFICATIONS

Each prospective investor in the Fund will be required to certify that it is a U.S. person for federal income tax purposes and an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended. A natural person must generally have a net worth of $1,000,000 or more. For purposes of determining net worth, (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the proposed investment, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the proposed investment exceeds the amount outstanding 60 days before such date, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the proposed investment shall be included as a liability. A company must generally have total assets in excess of $5,000,000. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in the Fund will appear in subscription documents that must be completed by each prospective investor. Existing Members who wish to request to purchase additional Units will be required to qualify as “Eligible Investors” and to complete an additional investor certification prior to the additional purchase.

REPURCHASES OF UNITS

No Member has the right to require the Fund to redeem its Units. The Board of Directors of the Fund, from time to time and in its complete and absolute discretion, may determine, within the bounds of the Federal Securities laws, to cause the Fund to offer to repurchase Units from Members pursuant to written requests by Members on such terms and conditions as it may determine. However, because all or substantially all of the Fund’s assets will be invested in FEG Absolute Access Fund, the Fund will generally find it necessary to liquidate a portion of its FEG Absolute Access Fund Units in order to satisfy repurchase requests. Because FEG Absolute Access Fund Units may not be transferred, the Fund may withdraw a portion of its FEG Absolute Access Fund Units only pursuant to repurchase offers by FEG Absolute Access Fund. Therefore, the Fund does not expect to conduct a repurchase offer for Units unless FEG Absolute Access Fund contemporaneously conducts a repurchase offer for FEG Absolute Access Fund Units.

The Investment Manager expects that it will recommend to the FEG Absolute Access Fund Board that FEG Absolute Access Fund offer to repurchase Units from Members twice a year, effective as of June 30th and December 31st. The repurchase amount will be determined by the FEG Absolute Access Fund Board in its complete and absolute discretion, but is expected to be no more than approximately 25% of FEG Absolute Access Fund’s outstanding Units. It is also anticipated that the Fund will generally conduct repurchase offers contemporaneously with repurchase offers conducted by FEG Absolute Access Fund.

FEG Absolute Access Fund will make repurchase offers, if any, to all holders of FEG Absolute Access Fund Units, including the Fund). The Fund does not expect to make a repurchase offer that is larger than the portion of FEG Absolute Access Fund’s corresponding repurchase offer expected to be available for acceptance by the Fund. Consequently, the Fund will conduct repurchase offers on a schedule and in amounts that will depend on FEG Absolute Access Fund’s repurchase offers.

Subject to the considerations described above, the aggregate value of Units to be repurchased at any time will be determined by the Board in its sole discretion, and such amount may be stated as a percentage of the value of the Fund’s outstanding Units. Therefore, the Fund may determine not to conduct a repurchase offer at a time that FEG Absolute Access Fund conducts a repurchase offer. The Fund may also elect to repurchase less than the full amount that a Member requests to be repurchased. If a repurchase offer is oversubscribed by Members, the Fund will repurchase only a pro rata portion of the Units tendered by each Member.

In determining whether FEG Absolute Access Fund should offer to repurchase FEG Absolute Access Fund Units from members pursuant to written requests, the FEG Absolute Access Fund Board will consider, among other things, the recommendation of the Investment Manager. The FEG Absolute Access Fund Board or the Board also may consider the following factors, among others, in determining whether to repurchase FEG Absolute Access Fund Units or Units and the amount of FEG Absolute Access Fund Units or Units therein to be repurchased: (i) in the case of the Board, whether FEG Absolute Access Fund is making a contemporaneous repurchase offer for FEG Absolute Access Fund Units, and the aggregate value of FEG Absolute Access Fund Units FEG Absolute Access Fund is offering to repurchase; (ii) the liquidity of the assets of the applicable fund; (iii) the investment plans and working capital requirements of the applicable fund; (iv) the relative economies of scale with respect to the size of the applicable fund; (v) the history of the applicable fund in repurchasing units; (vi) the conditions in the securities markets and economic conditions generally; and (vii) the anticipated tax consequences of any proposed repurchases of units.

The Operating Agreement and the FEG Absolute Access Fund Operating Agreement each provide that the respective entity will be dissolved if any member that has submitted a written request, in accordance with the terms of the applicable Operating Agreement, to tender all of such member’s Units or FEG Absolute Access Fund Units, as applicable, for repurchase by the applicable fund has not been given the opportunity to so tender within a period of two (2) years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). Such a dissolution of FEG Absolute Access Fund would likely result in a determination to dissolve the Fund.

When the Board of Directors determines that the Fund will offer to repurchase Units (or portions of Units), written notice will be provided to Members that describes the commencement date of the repurchase offer, and specifies the date on which repurchase requests must be received by the Fund (the “Repurchase Request Deadline”). FEG Absolute Access Fund is expected to employ substantially similar procedures in connection with the repurchase of FEG Absolute Access Fund Units.

For Members tendering all of their Units, Units will be valued for purposes of determining their repurchase price as of a date approximately 95 days after the Repurchase Request Deadline (the “Full Repurchase Valuation Date”). The amount that a Member who is tendering all of its Units may expect to receive on the repurchase of such Member’s Units will be the value of the Member’s capital account determined on the Full Repurchase Valuation Date, and the Fund will generally not make any adjustments for final valuations based on adjustments received from the Portfolio Funds, and the withdrawing Member (if such valuations are adjusted upwards) or the remaining Members (if such valuations are adjusted downwards) will bear the risk of change of any such valuations.

Members who tender a portion of their Units (defined as a specific dollar value in their repurchase request), and which portion is accepted for repurchase by the Fund, will receive such specified dollar amount. For Members tendering all of their Units, the value of such Units being repurchased will be determined on the Full Repurchase Valuation Date. Within fifteen days of the Repurchase Request Deadline, each Member whose Units has been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value such Member’s capital account (or portion thereof) being repurchased, determined as of the Full Repurchase Valuation Date (after giving effect to all allocations to be made as of that date to such Member’s capital account). The note will entitle the Member to be paid within 30 days after the Full Repurchase Valuation Date, or ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Portfolio Funds (through the Fund’s investment in FEG Absolute Access Fund), whichever is later (either such date, a “Payment Date”). Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Units held by such Member, such Member shall receive (i) a non-interest bearing, non-transferable promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Full Repurchase Valuation Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit, which is expected to be completed within 60 days after the end of the Fund’s fiscal year. The note will be held by the Administrator on the Member’s behalf. Upon written request by a Member to the Administrator, the Administrator will mail the note to the Member at the address of the Member as maintained in the books and records of the Fund.

In the event that a Member requests a repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Board of Directors may require payment of a repurchase fee payable to the Fund in an amount equal to 2% of the repurchase price, which fee is intended to compensate the Fund for expenses related to such repurchase. Contributions shall be treated on a “first-in, first-out basis.” Otherwise, the Fund does not intend to impose any charges on the repurchase of Units.

If Members request that the Fund repurchase a greater number of Units than the repurchase offer amount as of the Repurchase Request Deadline, as determined by the Board of Directors in its complete and absolute discretion, the Fund shall repurchase the Units pursuant to repurchase requests on a pro rata basis, disregarding fractions, according to the portion of the Units requested by each Member to be repurchased as of the Repurchase Request Deadline.

A Member who tenders some but not all of the Member’s Units for repurchase will be required to maintain a minimum capital account balance of $50,000 with respect to Class I Units, $50,000 with respect to Class II Units and $50,000 with respect to Class III Units. The Fund reserves the right to reduce the amount to be repurchased from a Member so that the required capital account balance is maintained.

TRANSFER OF UNITS

No person shall become a substituted Member of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Units held by Members may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or dissolution of such Member; or (ii) under extremely limited circumstances, with the consent of the Board (which may be withheld for any reason in its sole and absolute discretion).

If any transferee does not meet such investor eligibility requirements as may be required by the Board, the Fund reserves the right to redeem its Units. If the Board does not consent to a transfer by operation of law, the Fund shall redeem the Units from the Member’s successor. The Board generally will not consent to a transfer unless the transfer is: (i) one in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Member (e.g., gifts and contributions to family entities) or (ii) to members of the transferring Member’s immediate family (siblings, spouse, parents, or children). The foregoing permitted transferees will not be allowed to become substituted Members without the consent of the Board, which may be withheld in its sole and absolute discretion. Each transferring Member and transferee agrees to pay all expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with any transfer.

By subscribing for Units, each Member agrees to indemnify and hold harmless the Fund, the Board, the Investment Manager, the Sub-Adviser, FEG Absolute Access Fund or each other Member, and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Member in violation of the Operating Agreement or any misrepresentation made by that Member in connection with any such transfer.

Each transferring Member shall indemnify and hold harmless the Fund, the Board, the Investment Manager, the Sub-Adviser, FEG Absolute Access Fund or each other Member and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from: (i) any transfer made by such Member in violation of the Operating Agreement; and (ii) any misrepresentation by such Member in connection with any such transfer.

The FEG Absolute Access Fund Operating Agreement has terms regarding transfers of FEG Absolute Access Fund Units by FEG Absolute Access Fund’s members that are substantially similar to those described above.

CALCULATION OF NET ASSET VALUE; VALUATION

Each of the Fund and FEG Absolute Access Fund will calculate its net asset value as of the close of business on the last business day of each calendar month and the last day of each Fiscal Period. In determining its net asset value, each of the Fund and FEG Absolute Access Fund will value its investments as of such month-end or as of the end of such Fiscal Period, as applicable. The net asset value of the Fund and FEG Absolute Access Fund will equal the value of the total assets of the Fund and FEG Absolute Access Fund, respectively, less all of each entity’s respective liabilities, including accrued fees and expenses, each determined as of the date the Fund’s and FEG Absolute Access Fund’s net asset value is calculated.

Because the Fund intends to invest all or substantially all of its assets in FEG Absolute Access Fund, the value of the assets of the Fund will depend on the value of its pro rata interest in FEG Absolute Access Fund Units. The Investment Manager will oversee the valuation of the Fund’s investments on behalf of the Fund and the valuation of FEG Absolute Access Fund Units on behalf of FEG Absolute Access Fund. The Board and FEG Absolute Access Fund Board have approved valuation procedures for the Fund and FEG Absolute Access Fund, which are in substance identical (the “Valuation Procedures”).

The Valuation Procedures provide that FEG Absolute Access Fund will value its investments in Portfolio Funds at fair value. In accordance with these procedures, fair value as of each month-end or as of the end of each Fiscal Period, as applicable, ordinarily will be the value determined as of such date by each Portfolio Fund in accordance with the Portfolio Fund’s valuation policies and reported at the time of FEG Absolute Access Fund’s valuation. As a general matter, the fair value of FEG Absolute Access Fund’s interest in a Portfolio Fund will represent the amount that FEG Absolute Access Fund could reasonably expect to receive from a Portfolio Fund if FEG Absolute Access Fund’s interest was redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that FEG Absolute Access Fund believes to be reliable. In the event that a Portfolio Fund does not report a month-end value to FEG Absolute Access Fund on a timely basis, FEG Absolute Access Fund will determine the fair value of such Portfolio Fund based on the most recent final or estimated value reported by the Portfolio Fund, as well as any other relevant information available at the time FEG Absolute Access Fund values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values are expected to reasonably reflect market values of securities for which market quotations are available or fair value as of FEG Absolute Access Fund’s valuation date.

Prior to FEG Absolute Access Fund investing in any Portfolio Fund, the Investment Manager will conduct a due diligence review of the valuation methodologies utilized by the Portfolio Fund, which as a general matter will utilize market values when available, and otherwise will utilize principles of fair value that the Investment Manager reasonably believes to be consistent, in all material respects, with those used by FEG Absolute Access Fund in valuing its own investments. Although the procedures approved by the FEG Absolute Access Fund Board provide that the Investment Manager will review the valuations provided by the Portfolio Fund Managers to the Portfolio Funds, none of the FEG Absolute Access Fund Board, the Board or the Investment Manager will be able to confirm independently the accuracy of valuations provided by such Portfolio Fund Managers (which are unaudited).

The Valuation Procedures require the Investment Manager to consider all relevant information reasonably available at the time FEG Absolute Access Fund values its portfolio. The Investment Manager will consider such information, and may conclude in certain circumstances that the information provided by the Portfolio Fund Manager does not represent the fair value of FEG Absolute Access Fund’s interests in the Portfolio Fund. Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds will typically make available net asset value information to holders which will represent the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Portfolio Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the FEG Absolute Access Fund Board, the Investment Manager will consider whether it is appropriate, in light of all relevant circumstances, to value such interests at the net asset value as reported by the Portfolio Fund Manager at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. In accordance with U.S. generally accepted accounting principles and industry practice, FEG Absolute Access Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Portfolio Fund. In other cases, as when a Portfolio Fund imposes extraordinary restrictions on redemptions, when other extraordinary circumstances exist, or when there have been no recent transactions in Portfolio Fund interests, FEG Absolute Access Fund may determine that it is appropriate to apply a discount to the net asset value of the Portfolio Fund. Any such decision will be made in good faith, and subject to the review and supervision of the FEG Absolute Access Fund Board.

The valuations reported by the Portfolio Fund Managers, upon which FEG Absolute Access Fund calculates its month-end net asset value and the net asset value of each FEG Absolute Access Fund Units, may be subject to later adjustment or revision, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Portfolio Funds may be audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of FEG Absolute Access Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Members who had their Units repurchased prior to such adjustments and received their repurchase proceeds, subject to the ability of the Fund to adjust or recoup the repurchase proceeds received by Members under certain circumstances as described in “REPURCHASES OF UNITS.” As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or revisions to the net asset value of a Portfolio Fund adversely affect the Fund’s (through the Fund’s investment in FEG Absolute Access Fund) net asset value, the outstanding Units may be adversely affected by prior repurchases to the benefit of Members who had their Units repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Units and to the detriment of Members who previously had their Units repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Units. New Members may be affected in a similar way. See “RISKS: Fund Structure Risk—Reliability of Valuations.”

The procedures approved by the Board and FEG Absolute Access Fund Board provide that, where deemed appropriate by the Investment Manager and consistent with the Investment Company Act, investments in Portfolio Funds may be valued at cost. Cost will be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when FEG Absolute Access Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, FEG Absolute Access Fund’s investment will be revalued in a manner that the Investment Manager, in accordance with procedures approved by the FEG Absolute Access Fund Board, determines in good faith best reflects approximate market value. The FEG Absolute Access Fund Board will be responsible for ensuring that the valuation procedures utilized by the Investment Manager are fair to FEG Absolute Access Fund and consistent with applicable regulatory guidelines.

To the extent the Fund or FEG Absolute Access Fund holds securities or other instruments that are not investments in Portfolio Funds, the Fund or FEG Absolute Access Fund, as applicable, will generally value such assets as described below. Securities traded on one or more of the U.S. national securities exchanges, the NASDAQ Stock Market or any foreign stock exchange will be valued at the last sale price or the official closing price on the exchange or system where such securities are principally traded for the business day as of which such value is being determined. If no sale or official closing price of particular securities are reported on a particular day, the securities will be valued at the closing bid price for securities held long, or the closing ask price for securities held short, or if a closing bid or ask price, as applicable, is not available, at either the exchange or system-defined closing price on the exchange or system in which such securities are principally traded. Over-the-counter securities not quoted on the NASDAQ Stock Market will be valued at the last sale price on the applicable valuation day or, if no sale occurs, at the last bid price, in the case of securities held long, or the last ask price, in the case of securities held short, at the time net asset value is determined. Equity securities for which no prices are obtained under the foregoing procedures, including those for which a pricing service supplies no exchange quotation or a quotation that is believed by the Investment Manager not to reflect the market value, will be valued at the bid price, in the case of securities held long, or the ask price, in the case of securities held short, supplied by one or more dealers making a market in those securities or one or more brokers, in accordance with the Valuation Procedures.

Fixed-income securities with a remaining maturity of 60 days or more for which accurate market quotations are readily available will normally be valued according to dealer-supplied bid quotations or bid quotations from a recognized pricing service (e.g., FT Interactive Data Corp., Merrill Lynch, J.J. Kenny, Bloomberg, Reuters or Standard & Poor’s). Fixed-income securities for which market quotations are not readily available or are believed by the Investment Manager not to reflect market value will be valued based upon broker-supplied quotations in accordance with the Valuation Procedures, provided that if such quotations are unavailable or are believed by the Investment Manager not to reflect market value, such fixed-income securities will be valued at fair value in accordance with the Valuation Procedures, which may include the utilization of valuation models that take into account spread and daily yield changes on government securities in the appropriate market (e.g., matrix pricing). High quality investment grade debt securities (e.g., treasuries, commercial paper, etc.) with a remaining maturity of 60 days or less are valued by the Investment Manager at amortized cost, which the Board and the FEG Absolute Access Fund Board have determined to approximate fair value. All other instruments held by FEG Absolute Access Fund will be valued in accordance with the Valuation Procedures.

If no price is obtained for a security in accordance with the foregoing, because either an external price is not readily available or such external price is believed by the Investment Manager not to reflect the market value, the Investment Manager will make a determination in good faith of the fair value of the security in accordance with the Valuation Procedures. In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Investment Manager or the FEG Absolute Access Fund Board, as applicable, will reevaluate its fair value methodology to determine, what, if any, adjustments should be made to the methodology.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Fund or FEG Absolute Access Fund is determined. When such events materially affect the values of securities held by the Fund or FEG Absolute Access Fund or their liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Board or the FEG Absolute Access Fund Board.

The Investment Manager and its affiliates act as investment advisers to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Investment Manager or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund or FEG Absolute Access Fund. Consequently, the fees charged to the Fund or FEG Absolute Access Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of FEG Absolute Access Fund, including the Investment Management Fee, are accrued on a monthly basis on the day net asset value of FEG Absolute Access Fund is calculated and taken into account for the purpose of determining such net asset value. Similarly, expenses of the Fund are accrued on a monthly basis on the day net asset value of the Fund is calculated and taken into account for the purpose of determining such net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on FEG Absolute Access Fund’s net asset value and the Fund if the judgments of the FEG Absolute Access Fund Board, the Board, the Investment Manager, or the Portfolio Fund Managers regarding appropriate valuations should prove incorrect. Also, Portfolio Fund Managers will generally only provide determinations of the net asset value of Portfolio Funds on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of FEG Absolute Access Fund, and therefore the net asset value of the Fund, more frequently.

MISCELLANEOUS

Limited Liability Company Operating Agreement

The Fund’s Operating Agreement contains detailed provisions regarding, among other matters, management of the Fund and the authority of the Board of Directors; meetings, if any, of Members; indemnification of the Directors and the Investment Manager; and Transfer of Units and withdrawal of capital from the Fund. The Operating Agreement also gives the Board of Directors broad authority to amend the Operating Agreement in any manner that is not materially adverse to the Members, including making any amendment necessary or appropriate, in the discretion of the Board of Directors, to effect the Fund’s registration under the Investment Company Act. Prospective investors are urged to read carefully the Fund’s Operating Agreement, and investors will represent in the Fund’s Investor Questionnaire and Power of Attorney to having done so.

Privacy Policy

The Investment Manager and Sub-Adviser understand and respect the privacy of non-public personal information that they receive from their clients, including the Members in the Fund. The following Privacy Policy applies to the Investment Manager’s and Sub-Adviser’s relationship with a Member if such Member is an individual.

Recognition of Expectation of Privacy. A Member regards his personal information as his, and so do the Investment Manager and Sub-Adviser. The Investment Manager and Sub-Adviser do not sell or share client information with third parties not associated with services or activities of the Investment Manager or Sub-Adviser (except as allowed by law).

Information the Investment Manager and Sub-Adviser Collect. The Investment Manager and Sub-Adviser may collect personal, non-public information from a variety of sources:

—Information which the Investment Manager and Sub-Adviser receive from a Member and on contractual agreements or client information/application forms, such as a Member’s name, address, phone number, taxpayer or social security number, occupation, date of birth and income.

—Information about a Member’s transactions with the Investment Manager or Sub-Adviser, their affiliated companies and others, such as account balances, investment assets and the purchase and sale of securities.

Maintenance of Information. The Investment Manager and Sub-Adviser have internal procedures designed to maintain accurate records concerning a Member’s personal information. Should a Member ever believe that the Investment Manager’s or Sub-Adviser’s records contain inaccurate, incomplete or non-current information, please notify the Investment Manager or Sub-Adviser. The Investment Manager or Sub-Adviser will respond to requests to correct the information in a timely manner.

Information the Investment Manager or Sub-Adviser Share. The Investment Manager or Sub-Adviser may disclose information to nonaffiliated third parties as allowed by law. For example, this may include a lawful order or requirement of a court or governmental authority having competent jurisdiction, including subpoena or other legal process.

Information Security. The Investment Manager and Sub-Adviser restrict access to non-public personal information to those employees who need to know that information in order to provide the Investment Manager’s and Sub-Adviser’s products and services to Members. The Investment Manager and Sub-Adviser maintain physical, electronic and procedural safeguards that comply with federal standards to guard non-public personal information.

If a Member withdraws all of his capital account in the Fund, the Investment Manager and Sub-Adviser will continue to adhere to the policies and practices described in this Privacy Policy. The Investment Manager and Sub-Adviser reserve the right to amend this Privacy Policy from time to time. The Members will be notified in the event the Investment Manager or Sub-Adviser amends this policy.

Legal and Accounting Matters

Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103, serves as counsel to the Fund and FEG Absolute Access Fund.

Ernst & Young LLP will serve as the Fund’s independent registered public accounting firm. Ernst & Young LLP also serves as the independent registered public accounting firm for FEG Absolute Access Fund.

TABLE OF CONTENTS OF SAI

THE FUND	1
INVESTMENT POLICIES AND PRACTICES	1
FUNDAMENTAL POLICIES	1
ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF FEG ABSOLUTE ACCESS FUND AND THE PORTFOLIO FUNDS AND RELATED RISKS	3
OTHER POTENTIAL RISKS	16
BOARD OF DIRECTORS AND OFFICERS	17
CODES OF ETHICS	22
INVESTMENT MANAGEMENT AND OTHER SERVICES	22
BROKERAGE	27
CONFLICTS OF INTEREST	28
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL	30
CUSTODIAN AND ADMINISTRATOR	30
DISTRIBUTOR	31
VOTING	31
ANTI-MONEY LAUNDERING	32
PROXY VOTING POLICIES AND PROCEDURES	32
CONTROL PERSONS AND PRINCIPAL HOLDERS	32
FINANCIAL STATEMENTS	33
APPENDIX A: PROXY VOTING POLICY AND PROCEDURES	A-1

FEG ABSOLUTE ACCESS FUND I LLC

STATEMENT OF ADDITIONAL INFORMATION

Dated July 28, 2017

c/o FEG Investors, LLC
201 E. Fifth St., Suite 1600
Cincinnati, Ohio 45202

Limited Liability Company Units

1-888-268-0333

This Statement of Additional Information (“SAI”) is not an offering memorandum.  This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of FEG Absolute Access Fund I LLC (the “Fund”) dated July 28, 2017, as it may be further amended or supplemented from time to time.  A copy of the Prospectus may be obtained without charge by contacting the Fund at the telephone number or address set forth above.

This SAI is not an offer to sell units of limited liability company interest in the Fund (“Units”) and is not soliciting an offer to buy the Units in any state where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

Units are distributed by Foreside Fund Services, LLC (the “Distributor”). The Fund’s Prospectus, which is dated July 28, 2017, provides basic information investors should know before investing. This SAI is intended to provide additional information regarding the activities and operations of the Fund and should be read in conjunction with the Prospectus.

TABLE OF CONTENTS

Page

THE FUND	1
INVESTMENT POLICIES AND PRACTICES	1
FUNDAMENTAL POLICIES	1
ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF FEG ABSOLUTE ACCESS FUND AND THE PORTFOLIO FUNDS AND RELATED RISKS	3
OTHER POTENTIAL RISKS	16
BOARD OF DIRECTORS AND OFFICERS	17
CODES OF ETHICS	22
INVESTMENT MANAGEMENT AND OTHER SERVICES	22
BROKERAGE	27
CONFLICTS OF INTEREST	28
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL	30
CUSTODIAN AND ADMINISTRATOR	30
DISTRIBUTOR	31
VOTING	31
ANTI-MONEY LAUNDERING	32
PROXY VOTING POLICIES AND PROCEDURES	32
CONTROL PERSONS AND PRINCIPAL HOLDERS	32
FINANCIAL STATEMENTS	33
APPENDIX A: PROXY VOTING POLICY AND PROCEDURES	A-1

-i-

THE FUND

The Fund is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company.  The Fund invests all or substantially all of its assets in ownership Units of interest in FEG Absolute Access Fund (“FEG Absolute Access Fund”). FEG Absolute Access Fund is a Delaware limited liability company registered under the Investment Company Act as a non-diversified, closed-end management investment company.

Prior to January 1, 2015, the Fund invested all or substantially all of its assets in the FEG Absolute Access TEI Fund LDC (the “Offshore Fund”), a Cayman Islands limited duration company with the same investment objective as the Fund, which then invested in FEG Absolute Access Fund, as described below.  As of January 1, 2015, the Offshore Fund was dissolved, resulting in the Fund investing directly in FEG Absolute Access Fund (as described below), with three separate share classes (the “Reorganization”).

The Units will be offered during an initial public offering and in a continuous offering thereafter.  Prior to January 11, 2016, Units were offered on a private placement basis.  The Fund offers three separate classes of Units designated as Class I Units (the “Class I Units”), Class II Units (the “Class II Units”), and Class III Units (the “Class III Units”).  While the Fund presently intends to offer three classes of Units, it may offer other classes of Units as well in the future.

INVESTMENT POLICIES AND PRACTICES

The investment objective of the Fund and FEG Absolute Access Fund, in which the Fund will invest all or substantially all of its assets, as well as the principal investment strategies of FEG Absolute Access Fund and the principal risks associated with such investment strategies, are set forth in the Prospectus.  Certain additional information regarding the investment program of the Fund and FEG Absolute Access Fund is set forth below.

FUNDAMENTAL POLICIES

The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund.  At the present time the Units are the only outstanding voting securities of the Fund.  As defined by the Investment Company Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the members of the Fund (a “Member”), duly called, (i) of 67% or more of the Units present at such meeting, if the holders of more than 50% of the outstanding Units are present in person or represented by proxy or (ii) of more than 50% of the outstanding Units, whichever is less.

The FEG Absolute Access Fund has adopted substantially similar fundamental policies to those of the Fund, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of FEG Absolute Access Fund, which are its units limited liability company interest (the “FEG Absolute Access Fund Units”), in the case of FEG Absolute Access Fund.  No other policy is a fundamental policy of the Fund or FEG Absolute Access Fund, except as expressly stated.  Within the limits of the fundamental policies of the Fund and FEG Absolute Access Fund, the management of the Fund and FEG Absolute Access Fund has reserved freedom of action.  The Fund may not:

1.
Issue any senior security, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the Securities and Exchange Commission (the “SEC”) or any other applicable authority, which may be in the form of exemptive relief.

2.
Borrow money, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority.  This investment restriction does not apply to borrowings from affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority, which may be in the form of exemptive relief.

1

3.
Underwrite the securities of other issuers, except insofar as the Fund may be deemed to be an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities.

4.
Make loans, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements in a manner consistent with the investment policies of the Fund, or as otherwise permitted under the Investment Company Act.  This investment restriction does not apply to loans to affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.  Such permission may be in the form of exemptive relief.

5.
Purchase, hold, or deal in real estate, except that the Fund may invest in securities that are secured by real estate, including, without limitation, mortgage-related securities, or that are issued by companies that invest or deal in real estate or real estate investment trusts, and may hold and dispose of real estate acquired by the Fund as a result of the ownership of securities or other permitted investments.

6.
Except as permitted by the Investment Company Act, which may be in the form of exemptive relief, invest in commodities and commodity contracts, except that the Fund (i) may purchase and sell non-U.S. currencies, options, swaps, futures and forward contracts, including those related to indexes, options and options on indexes, as well as other financial instruments and contracts that are commodities or commodity contracts, (ii) may also purchase and sell commodities if acquired as a result of ownership of securities or other instruments, and (iii) may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

7.
Invest 25% or more of the value of its total assets in the securities of issuers engaged in any single industry, except that U.S. government securities and repurchase agreements collateralized by U.S. government securities may be purchased without limitation.  This investment restriction does not apply to investments by the Fund or FEG Absolute Access Fund in Portfolio Funds (as defined below) or the Fund’s investment in FEG Absolute Access Fund (or in another comparable investment pool).  The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries. Each of the Fund and FEG Absolute Access Fund will not invest 25% or more of its assets in a Portfolio Fund that it knows concentrates its assets in a single industry.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.  The Fund’s and FEG Absolute Access Fund’s investment policies and restrictions do not apply to the activities and the transactions of the Portfolio Funds. The Fund will consider the concentration of underlying Portfolio Funds when determining compliance with its concentration policy.

The investment objective of the Fund is not a fundamental policy of the fund.  The Fund may change its investment objective by approval of the Board of Directors of the Fund (the “Board”) without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Units.  Similarly, the investment objective of FEG Absolute Access Fund is not a fundamental policy of FEG Absolute Access Fund and may be changed by the Board of Directors of FEG Absolute Access Fund (the “Absolute Access Fund Board”) without the vote of a majority of outstanding FEG Absolute Access Fund Units.

2

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF FEG
ABSOLUTE ACCESS FUND AND THE PORTFOLIO FUNDS AND RELATED RISKS

As discussed in the Prospectus, the Fund intends to pursue its investment objective by investing all or substantially all of its assets in FEG Absolute Access Fund.  FEG Absolute Access Fund in turn intends to pursue its investment objective by allocating its capital among a number of independent investment advisers (“Portfolio Fund Managers”) acting through pooled investment vehicles and/or managed accounts (collectively, “Portfolio Funds”).  This section provides additional information about various types of investments and investment techniques that may be employed by Portfolio Funds in which FEG Absolute Access Fund invests, or by FEG Absolute Access Fund.  Many of the investment techniques described in this section may be based in part on the existence of a public market for the relevant securities.  To that extent, such investments and techniques are not expected to represent the principal investments or techniques of the majority of the Portfolio Funds, or of FEG Absolute Access Fund; however, there is no limit on the types of investments the Portfolio Funds may make and certain Portfolio Funds may use such investments or techniques extensively.  Similarly, there are few limits on the types of investments FEG Absolute Access Fund may make. Accordingly, the descriptions in this section cannot be comprehensive.  Any decision to invest in the Fund should take into account (i) the possibility that the Portfolio Funds may make virtually any kind of investment, (ii) that FEG Absolute Access Fund has similarly broad latitude in the kinds of investments it may make (subject to the fundamental policies described above), and (iii) that all such investments will be subject to related risks, which can be substantial.

Equity Securities

FEG Absolute Access Fund’s and/or a Portfolio Fund’s portfolio may include investments in common stocks, preferred stocks, and convertible securities of U.S. and foreign issuers.  FEG Absolute Access Fund and/or a Portfolio Fund also may invest in depositary receipts relating to foreign securities.

The Portfolio Fund Managers’ investments in equity securities may involve substantial risks and may be subject to wide and sudden fluctuations in market value, with resulting fluctuations in the relevant Portfolio Fund’s profits and losses in such investments.

Portfolio Funds may take long and short positions in equities, and if such positions are net long, such Portfolio Funds could incur significant losses in the event of a substantial decline in a given stock market.  Further, the equities trading approach utilized by certain Portfolio Fund Managers could cause a Portfolio Fund’s performance to lag behind market indices in the event of sharply rising markets. Utilizing Portfolio Fund Managers that employ hedged equities strategies entails the risk that, while most Portfolio Fund Managers are skilled in the selection of long investments, some may not fully understand the complexity and risks of short sales.  In addition, many hedged equity funds are very small businesses, which makes monitoring their growth and soundness particularly important.

Certain Portfolio Fund Managers may focus on micro cap and small cap companies.  While these smaller companies may have significant potential for growth, they may also be higher risk investments.  Small, start-up companies often lack the capability to diversify, a wide customer base, extensive manufacturing capability or experience and access to capital markets, which factors may severely limit their ability to grow.  Hence, the business risk associated with investing in these companies is considerable.  Any convertible debentures issued by small companies are likely to be lower-rated or non-rated securities, which generally involve more credit risk than debentures in the higher rating categories and generally include some speculative characteristics, including uncertainties or exposure to adverse business, financial or economic conditions that could lead to inadequate capacity to meet timely interest and principal payments.  Moreover, since smaller companies often are underfollowed by large investment houses, whose research is relied upon by many traditional asset managers, small cap stocks typically are not traded by institutional investors and thus involve a relative lack of liquidity.

Portfolio Fund Managers that focus upon particular market sectors may select investments that are subject to more rapid changes in value than would be the case with investments that are diversified among industries, companies and types of securities.

Although certain of the Portfolio Fund Managers will hedge their market exposure, such hedging may provide little or no protection against significant losses.  Moreover, certain Portfolio Fund Managers may implement purely speculative strategies.

3

Common Stock

Common stock or other common equity issued by a corporation or other entity generally entitles the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claims of shareholders, after making required payments to holders of the entity’s preferred stock and other senior equity.  Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stock

Preferred stock or other preferred equity generally has a preference as to dividends and, in the event of liquidation, to an issuer’s assets, over the issuer’s common stock or other common equity, but it ranks junior to debt securities in an issuer’s capital structure.  Preferred stock generally pays dividends in cash or additional shares of preferred stock at a defined rate but, unlike interest payments on debt securities, preferred stock dividends are generally payable only if declared by the issuer’s board of directors.  Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid.  Preferred stock may also be subject to optional or mandatory redemption provisions.

Convertible Securities

Convertible securities are bonds, debentures, notes, preferred stock, stock purchase warrants, zero-coupon bonds or liquid-yield option notes, stock index notes, mandatories, or a combination of the features of these securities, or other securities that may be converted into or exchanged for a specified amount of common equity of the same or a different issuer within a specified period of time at a specified price or based on a specified formula.  In many cases, a convertible security entitles the holder to receive interest or a dividend that is generally paid or accrued until the convertible security matures or is redeemed, converted, or exchanged.  Convertible securities have unique investment characteristics in that they generally: (i) have higher yields (i.e., rates of interest or dividends) than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock into which they are convertible due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is primarily a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (determined by reference to the security’s anticipated worth, at market value, if converted into the underlying common stock).  The investment value of a convertible security is influenced by changes in interest rates, with investment value typically declining as interest rates increase and increasing as interest rates decline.  The credit standing of the issuer and other factors may also increase or decrease the convertible security’s value.  If the conversion value is low relative to the investment value, the convertible security is valued principally by reference to its investment value.  To the extent the value of the underlying common stock approaches or exceeds the conversion value, the convertible security will be valued increasingly by reference to its conversion value.  Generally, the conversion value decreases as the convertible security approaches maturity. Where no market exists for a convertible security and/or the underlying common stock, such investments may be difficult to value. A public convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

A convertible security may in some cases be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.  If a convertible security is called for redemption, the holder will generally have a choice of tendering the security for redemption, converting it into common stock prior to redemption, or selling it to a third party.  Any of these actions could have a material adverse effect and result in losses to FEG Absolute Access Fund and, therefore, the Fund.

4

Foreign Investments

Investments outside of the United States or denominated in foreign currencies require consideration of certain risks typically not associated with investing in U.S. securities or property.  Such risks include, among other things, trade balances and imbalances and related economic policies, unfavorable currency exchange rate fluctuations, imposition of exchange control regulation by the United States or foreign governments, price volatility, United States and foreign withholding taxes, limitations on the removal of funds or other assets, policies of governments with respect to possible nationalization of their industries, political difficulties, including expropriation of assets, different bankruptcy laws and practice, confiscatory taxation and economic or political instability in foreign nations. There may be less publicly available information about certain foreign companies than would be the case for comparable companies in the United States and certain foreign companies may not be subject to accounting, auditing and financial reporting standards and requirements comparable to or as uniform as those of United States companies.  Securities markets outside the United States, while growing in volume, have for the most part substantially less volume than U.S. markets, and many securities traded on these foreign markets are less liquid and their prices more volatile than securities of comparable U.S. companies.  Transaction costs of investing outside the United States are generally higher than in the United States.  Higher costs result because of the cost of converting a foreign currency to U.S. dollars, the payment of fixed brokerage commissions on some foreign exchanges, the imposition of transfer taxes or transaction charges by non-U.S. exchanges and confiscatory taxation.  In addition, settlement of trades in some non-U.S. markets is slower, less systematic and more subject to failure than in U.S. markets. There is generally less government supervision and regulation of exchanges, brokers and issuers than there is in the United States and there is greater difficulty in taking appropriate legal action in non-U.S. courts.

Emerging Market Investments

The Fund (through its investment in FEG Absolute Access Fund) may invest in Portfolio Funds that allocate assets in securities in emerging markets.  The value of emerging market investments may be drastically affected by political developments in the country of issuance.  In addition, the existing governments in the relevant countries could take actions that could have a negative impact on the Portfolio Fund, including nationalization, expropriation, imposition of confiscatory taxation or regulation or imposition of withholding taxes on interest payments.  The economies of many of the emerging market countries are still in the early stages of modern development and are subject to abrupt and unexpected change.  In many cases, governments retain a high degree of direct control over the economy and may take actions having sudden and widespread effects.  Also, many emerging market country economies have a high dependence on a small group of markets or even a single market. Emerging market countries tend to have periods of high inflation and high interest rates as well as substantial volatility in interest rates.  The value of emerging market debt can be expected to be extremely sensitive to changes in interest rates worldwide and, in particular, in the country of the relevant issuer.  Emerging market debt issuers and their obligations are not generally rated by any credit rating agency, and a significant proportion of such issuers and obligations would likely fall in the lowest rating category if they were rated.   In certain cases, the structures used to make trades in emerging market securities may be complex, entail significant counterparty exposure and/or involve legal uncertainty under local law.

Fixed-Income Securities

A Portfolio Fund may invest in fixed-income securities.  Investment in these securities may offer opportunities for income and capital appreciation, and may also be used for temporary defensive purposes and to maintain liquidity.

Fixed-income securities are obligations of the issuer to make payments of principal and/or interest on future dates, and include, among other securities: bonds, notes, and debentures issued by corporations; debt securities issued or guaranteed by the U.S. government or one of its agencies or instrumentalities or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable, or floating rates of interest, and may include zero coupon obligations.  Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, and general market liquidity (i.e., market risk).  With bonds and other fixed-income securities, a rise in interest rates typically causes a fall in values, while a fall in interest rates typically causes an increase in values.  Bonds and other fixed-income securities generally involve less market risk than stocks, but the bonds of certain companies may be riskier than the stocks of others.  The risk of bonds can vary significantly depending upon factors such as the financial condition of the issuer and the length of time to the maturity of the bond.

5

A Portfolio Fund may invest in both investment grade and non-investment grade debt securities.  Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization in one of the four highest rating categories or, if not rated by such a rating organization, have been determined to be of comparable quality.  Non-investment grade debt securities (commonly known as “junk bonds”) are securities that have received a rating of below investment grade or have been given no rating, and are considered by one or more rating organizations to be of questionable credit strength.  Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default.  Non-investment grade debt securities generally offer higher yields than are available from investment grade debt securities, but involve greater risk.  The returns of debt securities may also be subject to: (i) adverse changes in general economic conditions; (ii) changes in the financial condition of their issuers; (iii) changes in interest rates; and (iv) changes in market liquidity.  During periods of economic downturns or rising interest rates, issuers of securities rated below investment grade or comparable unrated securities are more likely to experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default.  In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.  Non-investment grade debt securities have historically experienced greater default rates than investment grade securities.  In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of these securities.

Bank Loans and Participations

A Portfolio Fund may invest, directly or indirectly, in bank loans or participations in bank loans (collectively, “bank loans”), either of which may become non-performing for a variety of reasons. Such non-performing bank loans may require substantial workout negotiations or restructuring in the event of a default or bankruptcy, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of the bank loan. In addition, bank loans are generally subject to liquidity risks since bank loans are traded in an “over-the-counter” market.

Bank loans, like most other debt obligations, are subject to the risk of default. While all investments involve some amount of risk, bank loans generally involve less risk than equity instruments of the same issuer because the payment of principal of and interest on debt instruments is a contractual obligation of the issuer that, in most instances, takes precedence over the payment of dividends, or the return of capital, to the issuer’s shareholders. However, in the event of the bankruptcy, receivership, or other insolvency proceeding of a borrower, a Portfolio Fund could experience delays or limitations with respect to its ability to collect the principal of and interest on the bank loan and with respect to its ability to realize the benefits of the collateral securing the bank loan, if any.

Although a Portfolio Fund may invest in bank loans that will be fully collateralized with assets with a market value that, at the time of acquisition, equals or exceeds the principal amount of the bank loan, the value of the collateral may decline below the principal amount of the bank loan subsequent to the Portfolio Fund’s investment in such bank loan. In addition, to the extent that collateral consists of stock of the borrower or its subsidiaries or affiliates, the Portfolio Fund will be subject to the risk that this stock may decline in value, may be relatively illiquid, or may lose all or substantially all of its value, causing the bank loan to be undercollateralized. Bank loans are also subject to the risk of default of scheduled interest or principal payments. In the event of a failure to pay scheduled interest or principal payments on bank loans held by a Portfolio Fund, the Portfolio Fund could experience a reduction in its income, and would experience a decline in the market value of the particular bank loan so affected, and may experience a decline in its net asset value or the amount of its distributions, which may materially adversely affect the performance of FEG Absolute Access Fund and, therefore, the Fund.  A Portfolio Fund may also invest in bank loans which are subordinate to senior debt of a borrower or which are secured with the same assets as more senior debt, which will increase the risk of loss to the Portfolio Fund.

The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates.  To the extent that a Portfolio Fund holds an investment in a bank loan acquired from another lender, the Portfolio Fund may be subject to certain credit risks with respect to that lender. Further, there is no assurance that the liquidation of the collateral (if any) underlying a bank loan would satisfy the issuer’s obligation to the Portfolio Fund in the event of non-payment of scheduled interest or principal, or that collateral could be readily liquidated. The risk of non-payment of interest and principal also applies to other debt instruments in which the Portfolio Fund may invest. There is no assurance that the sale of collateral would raise enough cash to satisfy the borrower’s payment obligation or that the collateral can or will be liquidated. Some or all of the bank loans held by a Portfolio Fund may not be secured by any collateral, and such bank loans entail greater risk than secured bank loans.

6

Private Investments

Some of the investments made by Portfolio Funds may be investments in the securities of private companies, including, without limitation, investments in pre-IPO companies.  Investing in privately held companies involves risk. For example, privately held companies are not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, a Portfolio Fund Manager may not have timely or accurate information about the business, financial condition and results of operations of the privately held companies in which the Portfolio Fund invests. In addition, the securities of privately held companies are generally illiquid.

Hedging Techniques

FEG Absolute Access Fund and Portfolio Funds may or may not employ hedging techniques.  These techniques could involve a variety of derivative transactions, including futures contracts, exchange-listed and over-the-counter put and call options on securities, financial indexes, forward foreign currency contracts, and various interest rate transactions.  Certain of these techniques are described more fully under “Equity Securities—Foreign Currency Transactions” and “Derivative Instruments” below.  Hedging techniques involve risks different from risks associated with the securities or other investments which underlie hedging instruments.  In particular, the variable degree of correlation between price movements of hedging instruments and price movements in the position being hedged creates the possibility that losses on the hedge may be greater than gains in the value of the Portfolio Fund’s positions.  In addition, certain hedging instruments and markets may not be liquid in all circumstances.  As a result, in volatile markets, transactions in certain of these instruments may not be able to be closed out without incurring losses substantially greater than the initial deposit.  Although the contemplated use of these instruments should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time they tend to limit any potential gain which might result from an increase in the value of such position.  The ability of FEG Absolute Access Fund or a Portfolio Fund to hedge successfully will depend on the ability of FEG Investors, LLC, the investment manager of FEG Absolute Access Fund (in such capacity, the “Investment Manager”), InterOcean Capital, LLC, FEG Absolute Access Fund’s sub-adviser (the “Sub-Adviser”), or the Portfolio Fund Manager, as applicable, to predict pertinent market movements, which cannot be assured.  The Investment Manager, Sub-Adviser and Portfolio Fund Managers are not required to hedge, and there can be no assurance that hedging transactions will be available or, even if undertaken, will be effective.

Forward Contracts

The Portfolio Funds may trade forward contracts. Such forward contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets.  None of the SEC, the U.S. Commodity Futures Trading Commission (the “CFTC”) or any banking authority regulates trading in such forward contracts.  In addition, there is no limitation on the daily price movements of forward contracts traded.  In its forward trading, a Portfolio Fund will be subject to the risk of the failure of, or the inability or refusal to perform with respect to its forward contracts by, the counterparties with which the Portfolio Fund trades.

Foreign Currency Transactions

A forward foreign currency exchange contract is an agreement to purchase or sell a specific currency at a future date and at a price set at the time the contract is entered into.  A Portfolio Fund may engage in such transactions for hedging and non-hedging purposes.  In order to hedge its exposure to fluctuation of a particular currency, a Portfolio Fund might enter into forward currency contracts to fix the U.S. dollar value of a security it has agreed to buy or sell for the period between the date the trade was entered into and the date the security is to be delivered and paid for, or to hedge the U.S. dollar value of securities it owns.  A Portfolio Fund may enter into a forward currency contract to sell or buy a specified amount of a foreign currency, including for purposes of attempting to protect the value of its existing holdings of foreign securities.  The forward currency contract would approximate the value of some or all of the Portfolio Fund’s portfolio securities denominated in such foreign currency.  The precise matching of the forward currency contract amounts and the value of securities involved will not generally be possible since the future value of such securities in foreign currencies will change as a consequence of market involvement in the value of those securities between the date the forward currency contract is entered into and the date it matures.  The projection of short-term currency market movement is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain.  At the maturity of a forward currency contract, a Portfolio Fund may either sell the portfolio security and make delivery of the foreign currency, or it may retain the security and terminate its contractual obligation to deliver the foreign currency by purchasing an “offsetting” contract obligating it to purchase, on the same maturity date, the same amount of the foreign currency.

7

Because it is impossible to forecast with absolute precision the market value of securities at the expiration of the forward currency contract, it may be necessary for a Portfolio Fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of foreign currency the Portfolio Fund is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency.  Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency the Portfolio Fund is obligated to deliver.  If a Portfolio Fund retains the portfolio security and engages in offsetting transactions, the Portfolio Fund will incur a gain or a loss (as described below) to the extent that there has been movement in forward contract prices.  If the Portfolio Fund engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the foreign currency.  Should forward prices decline during the period between the date the Portfolio Fund enters into a forward currency contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Portfolio Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase.  Should forward prices increase, the Portfolio Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.  This method of hedging against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities, but rather establishes a rate of exchange at a future date.  Additionally, although such contracts tend to minimize the risk of loss due to a decline in the value of a hedged currency, they may also limit any potential gain that might result from an increase in the value of that currency.  The cost of currency conversion may materially adversely affect a Portfolio Fund’s returns.  Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference or “spread” between the prices at which they are buying and selling various currencies.  Thus, a dealer may offer to sell a foreign currency to the Portfolio Fund at one rate, while offering a lesser rate of exchange should the Portfolio Fund desire to resell that currency to the dealer.

Forward contracts are subject to the risk that the counterparty to such contract will default on its obligations.  Since a forward foreign currency exchange contract is not guaranteed by an exchange or clearinghouse, a default on the contract would deprive the Portfolio Fund of unrealized profits, transaction costs or the benefits of a currency hedge or force the Portfolio Fund to cover its purchase or sale commitments, if any, at the current market price.

Short Selling

A Portfolio Fund may attempt to hedge its exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Portfolio Fund Manager believes possess volatility characteristics similar to those being hedged.  In addition, a Portfolio Fund may use short sales for non-hedging purposes to pursue its investment objective.  For example, a Portfolio Fund may “short” a security if, in the Portfolio Fund Manager’s view, the security is over-valued.  Certain Portfolio Funds may make short selling a significant part of their investment strategy.

To effect a short sale, a Portfolio Fund would borrow a security from a brokerage firm or other counterparty to make delivery to a buyer.  The Portfolio Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement.  The price at such time may be more or less than the price at which the security was sold by the Portfolio Fund, which would result in a loss or gain, respectively.  Short selling is speculative and, in certain circumstances, can substantially increase the impact of adverse price movements on the Portfolio Fund’s portfolio, which, in turn, could result in losses to FEG Absolute Access Fund and, therefore, the Fund.  Significantly, a short sale of a security involves the risk of an unlimited increase in the market price of the security that could result in an inability to cover the short position, and thus, a theoretically unlimited loss.  There can be no assurance that securities necessary to cover a short position will be available for purchase.

8

A Portfolio Fund may also make short sales “against-the-box,” which involves selling short securities that it owns or has the right to obtain.  The Portfolio Fund will incur certain transaction costs, including interest expenses, in connection with short selling against-the-box.  If a Portfolio Fund effects a short sale of securities “against‑the‑box” at a time when it has an unrealized gain on the securities, it may be required to recognize that gain as if it had actually sold the securities (referred to as a “constructive sale”) on the date it effects the short sale.  Uncertainty regarding the tax consequences of effecting short sales may limit the extent to which a Portfolio Fund may effect short sales.

Use of Leverage and Credit Facilities

The Portfolio Funds may use leverage by purchasing instruments with the use of borrowed funds, selling securities short and/or trading options or futures contracts, which would increase any loss incurred.  The more leverage is employed, the more likely a substantial change will occur either up or down in the value of the instrument.  Because of the relatively small intrinsic profits in “hedge” or “arbitrage” positions, some Portfolio Funds may acquire extremely large positions in an effort to meet their rate of return objectives.  Consequently, such Portfolio Funds will be subject to major losses in the event that market disruptions destroy the hedged nature of such positions.

As a general matter, the brokers and banks that provide financing to Portfolio Funds can apply essentially discretionary margin, haircut, financing and security and collateral valuation policies.  Changes by brokers and banks in these policies may result in large margin calls, loss of financing and forced liquidations of positions at disadvantageous prices.

The Investment Manager may cause FEG Absolute Access Fund or the Fund to borrow for cash management purposes or to fund withdrawals.  Any such borrowings will result in additional fees and expenses, including interest expense.

Derivative Instruments

Portfolio Fund Managers may trade in various derivatives markets (e.g., swaps and over-the-counter options and asset-backed securities).  A derivative is generally defined as an instrument whose value is derived from, or based upon, some underlying index, reference rate (such as interest rates or currency exchange rates), security, commodity, or other asset.  The prices of these instruments are volatile, market movements are difficult to predict and financing sources and related interest rates are subject to rapid change.  Most of these instruments are not traded on exchanges but rather through an informal network of banks and dealers and the Fund (through its investment in FEG Absolute Access Fund) will be fully subject to the risk of counterparty default.  These banks and dealers have no obligation to make markets in these instruments and can apply essentially discretionary margin and credit requirements (and thus in effect force a Portfolio Fund to close out positions).  The markets for certain derivatives are frequently characterized by limited liquidity, and these instruments may also be subject to increased illiquidity during periods of unusual price volatility or instability, market illiquidity or credit distress.  Substantial risks are also involved in borrowing and lending against such instruments.  Following are descriptions of certain derivatives that the Portfolio Funds may use. The same descriptions apply to FEG Absolute Access Fund to the extent that it engages in derivatives transactions.  Certain risks associated with derivatives are described under “RISK FACTORS:  Strategy Risk – Use of Derivatives” in the Prospectus.

Options and Futures

A Portfolio Fund may utilize options contracts, futures contracts, and options on futures contracts.  It also may use so-called “synthetic” options or other derivative instruments written by broker-dealers or other financial intermediaries.  Options transactions may be effected on securities exchanges or in the over-the-counter market.  When options are purchased over-the-counter, the Portfolio Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract.  Such options may also be illiquid and, in such cases, a Portfolio Fund may have difficulty closing out its position.  Over-the-counter options purchased and sold by the Portfolio Fund also may include options on baskets of specific securities.

9

A Portfolio Fund may purchase call and put options on specific securities or currencies, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective.  A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option.  A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

A covered call option is a call option with respect to which a Portfolio Fund owns the underlying security.  The sale of such an option exposes the Portfolio Fund, during the term of the option, to possible loss of opportunity to realize appreciation in the market price of the underlying security and to the possibility that it might hold the underlying security in order to protect against depreciation in the market price of the security during a period when it might have otherwise sold the security.  The seller of a covered call option assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option.  The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option.

A covered put option is a put option with respect to which the seller has a short position in the underlying security.  The seller of a covered put option assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option.  If the seller of the put option owns a put option covering an equivalent number of shares with an exercise price equal to or greater than the exercise price of the put written, the position is “fully hedged” if the option owned expires at the same time or later than the option written.  The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option.  The seller of a put option may also be required to place cash or liquid securities in a segregated account to ensure compliance with its obligation to purchase the underlying security.  The sale of such an option exposes the Portfolio Fund during the term of the option to a decline in price of the underlying security while depriving the Portfolio Fund of the opportunity to invest the segregated assets.

A Portfolio Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security.  The Portfolio Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof.  To close out a position as a purchaser of an option, the Portfolio Fund would generally make a similar “closing sale transaction,” which involves liquidating its position by selling the option previously purchased.  However, if deemed advantageous, the Portfolio Fund would be entitled to exercise the option.

A Portfolio Fund may enter into stock futures contracts, interest rate futures contracts, and currency futures contracts in U.S. domestic markets or on exchanges located outside the United States.  Because of the low margin deposits normally required in futures trading, an extremely high degree of leverage is typical of a futures trading account.  As a result, a relatively small price movement in a futures contract may result in substantial losses to the investor.  Like other leveraged investments, a futures transaction may result in substantial losses to the investor.  Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States.  Foreign markets, however, may have greater risk potential than domestic markets.  For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract.  Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not.  Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.  Therefore, the CFTC does not have the power to compel enforcement of the rules of the foreign exchange or the laws of the foreign country.  Moreover, such laws or regulations will vary depending on the foreign country in which the transaction occurs.  For these reasons, the Portfolio Funds may not be afforded certain of the protections which apply to domestic transactions, including the right to use domestic alternative dispute resolution procedures.  In particular, funds received from customers to margin foreign futures transactions may not be provided the same protections as funds received to margin futures transaction on domestic exchanges.  In addition, the price of any foreign futures or option contract and, therefore, the potential profit and loss resulting therefrom, may be affected by any fluctuation in the foreign exchange rate between the time the order is placed and the foreign futures contract is liquidated or the foreign option contract is liquidated or exercised.

10

In addition to futures contracts traded on U.S. domestic markets or exchanges that are regulated by the CFTC or on foreign exchanges, Portfolio Funds may also trade certain futures either over-the-counter or on trading facilities such as derivatives transaction execution facilities, exempt boards of trade or electronic trading facilities that are licensed and/or regulated to varying degrees by the CFTC.  In addition, certain single stock futures and narrow based security index futures may be traded over-the-counter or on trading facilities such as contract markets, derivatives transaction execution facilities and electronic trading facilities that are licensed and/or regulated to varying degrees by both the CFTC and the SEC or on foreign exchanges.

Trading in futures involves risk of loss to the Portfolio Fund that could materially adversely affect the net asset value of FEG Absolute Access Fund and, therefore, the net asset value of the Fund.  No assurance can be given that a liquid market will exist for any particular futures contract at any particular time.  Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day by regulations referred to as “daily price fluctuation limits” or “daily limits.”  Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day.  Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Portfolio Fund to substantial losses, which may result in losses to FEG Absolute Access Fund and, therefore, the Fund.  In addition, the CFTC and various exchanges impose speculative position limits on the number of positions that each Portfolio Fund may indirectly hold or control in certain particular futures or options contracts.  Many of the major U.S. exchanges have eliminated speculative position limits and have substituted position accountability rules that would permit the Portfolio Funds to trade without restriction as long as such Portfolio Funds can demonstrate the positions acquired were not acquired for the purpose of manipulating the market.

Successful use of futures by a Portfolio Fund depends on its ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Volatile Markets

The prices of commodities contracts and all derivative instruments, including futures and options prices, are highly volatile.  Price movements of forward contracts, futures contracts, and other derivative contracts in which a Portfolio Fund may invest are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary, and exchange control programs and policies of governments; and national and international political and economic events and policies.  In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those currencies and interest rate related futures and options.  Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations.  Portfolio Funds are also subject to the risk of the failure of any of the exchanges on which their positions trade or of their clearinghouses.

Stock Index Futures

A stock index future obligates a Portfolio Fund to pay, or entitles it to receive, an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.  An interest rate future obligates a Portfolio Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.  A currency future obligates a Portfolio Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

11

Call and Put Options on Securities Indexes

A Portfolio Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objectives.  A stock index fluctuates with changes in the market values of the stocks included in the index.  Accordingly, successful use by a Portfolio Fund of options on stock indexes will be subject to the ability of the Portfolio Fund Manager to correctly predict movements in the direction of the stock market generally or of a particular industry or market segment.  This requires different skills and techniques than predicting changes in the price of individual stocks.

Yield Curve Options

A Portfolio Fund may enter into options on the yield “spread” or differential between two securities.  Such transactions are referred to as “yield curve” options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments.  Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.  The trading of yield curve options is subject to all of the risks associated with the trading of other types of options.  In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Rights and Warrants

A Portfolio Fund may invest in rights and warrants believed by the Portfolio Fund Manager to provide capital appreciation opportunities.  Rights (sometimes referred to as “subscription rights”) and warrants may be purchased separately or may be received as part of a distribution in respect of, or may be attached to, other securities which a Portfolio Fund has purchased.  Rights and warrants are securities that give the holder the right, but not the obligation, to purchase equity securities of the company issuing the rights or warrants, or a related company, at a fixed price either on a date certain or during a set period.  Typically, rights have a relatively short term (e.g., two to four weeks), whereas warrants can have much longer terms.  At the time of issue, the cost of a right or warrant is substantially less than the cost of the underlying security itself.

Particularly in the case of warrants, price movements in the underlying security are generally magnified in the price movements of the warrant.  This effect would enable a Portfolio Fund to gain exposure to the underlying security with a relatively low capital investment but increases the Portfolio Fund’s risk in the event of a decline in the value of the underlying security and can result in a complete loss of the amount invested in the warrant.  In addition, the price of a warrant tends to be more volatile than, and may not correlate exactly to, the price of the underlying security.  If the market price of the underlying security is below the exercise price of the warrant on its expiration date, the warrant will generally expire without value.  The equity security underlying a warrant is authorized at the time the warrant is issued or is issued together with the warrant, which may result in losses to FEG Absolute Access Fund and, therefore, the Fund.  Investing in warrants can provide a greater potential for profit or loss than an equivalent investment in the underlying security, and, thus, can be a speculative investment.  The value of a warrant may decline because of a decline in the value of the underlying security, the passage of time, changes in interest rates or in the dividend or other policies of the company whose equity underlies the warrant or a change in the perception as to the future price of the underlying security, or any combination thereof.  Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.

12

Swaps

FEG Absolute Access Fund or a Portfolio Fund may enter into equity, interest rate, mortgage, credit, index, currency rate, and total return swap agreements.  These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if FEG Absolute Access Fund or a Portfolio Fund had invested directly in the asset that yielded the desired return.  Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year.  In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor.  The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount” (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index). Following are descriptions of certain swaps that the Portfolio Funds may use. The same descriptions apply to FEG Absolute Access Fund to the extent that it engages in swaps.

Interest Rate, Mortgage and Credit Swaps

A Portfolio Fund may enter into interest rate swaps.  Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.  Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest.  The notional principal amount, however, is tied to a reference pool or pools of mortgages.  Credit swaps involve the receipt of floating or fixed note payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events.

Equity Index Swaps

A Portfolio Fund may enter into equity index swaps.  Equity index swaps involve the exchange by a Portfolio Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually includes dividends.  A Portfolio Fund may purchase cash-settled options on equity index swaps.  A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date.  These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Currency Swaps

A Portfolio Fund may enter into currency swaps for both hedging and non-hedging purposes.  Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies.  Since currency swaps are individually negotiated, a Portfolio Fund would expect to achieve an acceptable degree of correlation between its portfolio investments and its currency swap positions.  Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency.  Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations.  The use of currency swaps is a highly specialized activity which involves special investment techniques and risks.  Incorrect forecasts of market values and currency exchange rates can materially adversely affect the Portfolio Fund’s performance.  If there is a default by the other party to such a transaction, the Portfolio Fund will have contractual remedies pursuant to the agreements related to the transaction.

Total Return Swaps

A Portfolio Fund may enter into total return swaps with appropriate counterparties.  In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment.  For example, if a Portfolio Fund wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the “funding cost,” which would be a floating interest rate payment to the counterparty.

13

Swaptions

A Portfolio Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions.  A swaption is an option to enter into a swap agreement.  Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms.  The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed upon terms.

Certain swap agreements into which a Portfolio Fund enters may require the calculation of the obligations of the parties to the agreements on a “net basis.”  Consequently, the Portfolio Fund’s current obligations (or rights) under such swap agreements generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”).  The risk of loss with respect to swaps consists of the net amount of the payments that the Portfolio Fund is contractually obligated to make.  If the other party to a swap defaults, the Portfolio Fund’s risk of loss consists of the net amount of the payments that the Portfolio Fund contractually is entitled to receive.

Mortgage-Backed Securities

A Portfolio Fund may invest in mortgage-backed securities.  Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property.  Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity.  Privately issued mortgage-backed securities are normally structured with one or more types of “credit enhancement.”  However, these mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (“CMOs”) and real estate mortgage investment conduit (“REMIC”) pass-through or participation certificates.  CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities.  CMOs are issued in multiple classes.  In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full.  A REMIC is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages principally secured by interests in real property and other permitted investments.

To the extent a Portfolio Fund invests in “residual interests” in REMICs (which are the junior-most interests), income attributable to such residual interests will have the effect of causing a corresponding amount of dividends paid by the Fund to be taxable as unrelated business taxable income for otherwise tax-exempt investors.

Mortgage-backed securities also include stripped mortgage-backed securities (“SMBSs”), which are derivative multiple class mortgage-backed securities.  SMBSs are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans.  The market value of SMBSs consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates.  The yields on SMBSs that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities

A Portfolio Fund may invest in asset-backed securities.  Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property.  Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans.  During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate.  Accordingly, a Portfolio Fund’s ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time.  Asset-backed securities present credit risks that are not presented by mortgage-backed securities.  This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets.  If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, a Portfolio Fund will be unable to possess and sell the underlying collateral and that a Portfolio Fund’s recoveries on repossessed collateral may not be available to support payments on the securities.  In the event of a default, a Portfolio Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

14

Repurchase Agreements

FEG Absolute Access Fund and the Portfolio Funds may enter into repurchase agreements with commercial banks and broker-dealers as a short-term cash management tool.  A repurchase agreement is an agreement under which a party acquires a security, generally a U.S. government obligation, subject to resale at an agreed upon price and date.  The resale price reflects an agreed upon interest rate effective for the period of time the acquiring party holds the security and is unrelated to the interest rate on the security.  Although FEG Absolute Access Fund’s repurchase agreements will at all times be fully collateralized, this may not always be true of repurchase agreements entered into by the Portfolio Funds.

Repurchase agreements could involve certain risks in the event of bankruptcy or other default by the seller.  If a seller under a repurchase agreement were to default on the agreement and be unable to repurchase the security subject to the repurchase agreement, FEG Absolute Access Fund or the applicable Portfolio Fund would look to the collateral underlying the seller’s repurchase agreement, including the security subject to the repurchase agreement, for satisfaction of the seller’s obligation.  In such an event, FEG Absolute Access Fund or the applicable Portfolio Fund may incur a loss if the value of the collateral declines and may incur disposition costs in liquidating the collateral.  In addition, FEG Absolute Access Fund or the applicable Portfolio Fund may be subject to possible delays or restrictions on its ability to dispose of the underlying securities.  Repurchase agreements are typically entered into for periods of one week or less.  The SEC staff currently takes the position that repurchase agreements maturing in more than seven days are illiquid.

Reverse Repurchase Agreements

FEG Absolute Access Fund and the Portfolio Funds may enter into reverse repurchase agreements, subject, in the case of FEG Absolute Access Fund, to applicable requirements of the Investment Company Act.  A reverse repurchase agreement typically involves the sale of a security by a party to a bank or securities dealer and the selling party’s simultaneous agreement to repurchase that security for a fixed price (reflecting a rate of interest) on a specific date, and may be considered a form of borrowing for some purposes.  These transactions involve risks that the value of portfolio securities FEG Absolute Access Fund or a Portfolio Fund relinquishes may decline below the price FEG Absolute Access Fund or the applicable Portfolio Fund must pay when the transaction closes or that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to FEG Absolute Access Fund or the Portfolio Fund.  Reverse repurchase agreements are a form of leverage that may also increase the volatility of FEG Absolute Access Fund’s or a Portfolio Fund’s investment portfolio.

Lending Portfolio Securities

FEG Absolute Access Fund and the Portfolio Funds may lend securities (which, in the case of FEG Absolute Access Fund, will not include its interests in the Portfolio Funds) from their portfolios to broker-dealers, institutional investors, or other persons pursuant to securities lending agreements.  During the period of such a loan, FEG Absolute Access Fund or the Portfolio Fund will be entitled to payments of the interest, dividends or other distributions payable on the loaned securities.  Additionally, FEG Absolute Access Fund or the Portfolio Fund will retain at least a portion of the interest earned on the investment of the collateral or a fee from the borrower or placing agent.  However, FEG Absolute Access Fund or the Portfolio Fund generally will pay certain administrative and custodial fees in connection with each loan.  Any loans of securities must be secured by collateral at least equal to 100% of the value of the loaned securities, marked to market on a daily basis.  It is expected that FEG Absolute Access Fund or the Portfolio Fund will generally receive collateral consisting of cash, U.S. government securities, letters of credit or other similar instruments in connection with a loan of portfolio securities.

The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delays in receiving additional collateral or in the recovery of the loaned securities or the possible loss of rights in the collateral should the borrower fail financially.  In addition, FEG Absolute Access Fund or the Portfolio Fund will be responsible for any loss that might result from its investment of the borrower’s collateral.  In the case of FEG Absolute Access Fund, loans will be made only to firms deemed by the Investment Manager to be of good standing and will not be made unless, in the judgment of the Investment Manager, the consideration to be earned from such loans would justify the risk.  The Investment Manager or an affiliate of the Investment Manager may serve as the lending agent for the Portfolio Fund and, subject to applicable regulatory approval, FEG Absolute Access Fund, may share in revenue received from securities lending transactions as compensation for this service.

15

Distressed Securities

FEG Absolute Access Fund or a Portfolio Fund may invest in debt or equity securities of domestic and foreign issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings.  Investments may include loans, loan participations, trade claims held by trade or other creditors, stocks, partnership interests and similar financial instruments, executory contracts and options or participations therein not publicly traded.  Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses.  Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers.  Such investments also may be adversely affected by state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and a bankruptcy court’s power to disallow, reduce, subordinate, or disenfranchise particular claims.  The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and ask prices of such securities may be greater than those prevailing in other securities markets.  It may take a number of years for the market price of such securities to reflect their intrinsic value.  In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to FEG Absolute Access Fund or the Portfolio Fund of the security in respect to which such distribution was made.  In trading distressed securities, litigation is sometimes required.  Such litigation can be time-consuming and expensive, and can frequently lead to unpredicted delays or losses.  Moreover, to the extent that a Portfolio Fund invests in distressed sovereign debt obligations, it will be subject to additional risks and considerations not present in private distressed securities, including the uncertainties involved in enforcing and collecting debt obligations against sovereign nations, which may be affected by world events, changes in U.S. foreign policy and other factors outside of the control of the Portfolio Fund Manager.

OTHER POTENTIAL RISKS

Dependence on the Investment Manager, Sub-Adviser and the Portfolio Fund Managers

The Investment Manager and Sub-Adviser have the authority and responsibility for asset allocation, the selection of investments for FEG Absolute Access Fund and all other investment decisions for FEG Absolute Access Fund.  The success of FEG Absolute Access Fund and the Fund (through its investment in FEG Absolute Access Fund) depends on the ability of the Investment Manager and Sub-Adviser to develop and implement investment strategies that achieve the investment objective of FEG Absolute Access Fund, and upon the ability of the Portfolio Fund Managers to develop and implement strategies that achieve their investment objectives.  FEG Absolute Access Fund’s ability to identify and invest in attractive opportunities is dependent on the Investment Manager and the Sub-Adviser.  If one or more of the key individuals leaves the Investment Manager or Sub-Adviser, qualified replacements may not be available, which could prevent FEG Absolute Access Fund from achieving its investment objectives.  Members will have no right or power to participate in the management or control of the Fund or FEG Absolute Access Fund, and will not have an opportunity to evaluate the specific investments made by the Portfolio Funds or the Portfolio Fund Managers, or the terms of any such investments.  In addition, the Portfolio Fund Managers could materially alter their investment strategies from time to time without notice to FEG Absolute Access Fund.  There can be no assurance that the Investment Manager, the Sub-Adviser, or the Portfolio Fund Managers will be able to select or implement successful strategies or achieve their respective investment objectives.

16

Portfolio Funds’ Securities are Generally Illiquid

The securities of the Portfolio Funds in which the Fund (through its investment in FEG Absolute Access Fund) invests or plans to invest will generally be illiquid.  Similarly, FEG Absolute Access Fund may not be able to dispose of Portfolio Fund interests that it has purchased in a timely manner and, if adverse market conditions were to develop during any period in which FEG Absolute Access Fund is unable to sell Portfolio Fund interests, FEG Absolute Access Fund might obtain a less favorable price than that which prevailed when it acquired or subscribed for such interests, and this may negatively impact the net asset value of FEG Absolute Access Fund and, therefore, the net asset value of the Fund.

Cyber Security Risk

The Fund and its service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. Cyber security breaches affecting the Fund, the Investment Manager, custodian, financial intermediaries and other third-party service providers may adversely impact the Fund. For instance, cyber security breaches may interfere with the processing of investor transactions, impact the Fund’s ability to calculate its net asset value, cause the release of private investor information or confidential business information, impede investment activities, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cyber security risk management purposes. Similar types of cyber security risks are also present for FEG Absolute Access Fund, for the Portfolio Funds and for the issuers of securities in which FEG Absolute Access Fund may invest, which could result in material adverse consequences for such issuers and may cause the FEG Absolute Access Fund or the Fund to lose value.

BOARD OF DIRECTORS AND OFFICERS

The business and operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s limited liability company operating agreement (“Operating Agreement”).  The business and operations of FEG Absolute Access Fund are managed and supervised under the direction of FEG Absolute Access Fund’s Board, subject to the laws of the State of Delaware and FEG Absolute Access Fund’s limited liability company operating agreement (“FEG Absolute Access Fund Operating Agreement”).

The Board and the Absolute Access Fund Board each has overall responsibility for the management and supervision of the business affairs of the applicable fund on behalf of its members, including the authority to establish policies regarding the management, conduct and operation of its business.  The Board and the Absolute Access Fund Board each exercise the same powers, authority and responsibilities on behalf of the applicable fund as are customarily exercised by boards of directors of a registered investment company organized as a corporation.  The officers of the Fund and FEG Absolute Access Fund conduct and supervise the daily business operations of the applicable fund.  The Board and FEG Absolute Access Fund’s Board each meet periodically throughout the year to oversee the applicable fund’s activities and to review its performance and the actions of the Investment Manager and Sub-Adviser.

The members of the Board and the Absolute Access Fund Board (each, a “Director”) are not required to contribute to the capital of the Fund or FEG Absolute Access Fund or to hold interests therein.  A majority of the Directors of each of the Board and the Absolute Access Fund Board are not “interested persons” (as defined in the Investment Company Act) of either the Fund or FEG Absolute Access Fund (collectively, the “Independent Directors”).

The identity of the Directors of the Board and the Absolute Access Fund Board and officers of the Fund and FEG Absolute Access Fund, and their brief biographical information, including their addresses, their dates of birth and descriptions of their principal occupations during the past five years is set forth below.

17

The Directors serve on the Board or the Absolute Access Fund Board for the duration of the applicable fund.  A Director’s position in that capacity will terminate if the Director is removed or resigns, or, among other events, shall die, shall be adjudicated incompetent, shall voluntarily withdraw as a Director (on not less than 90 days’ prior written notice to the other Directors of the applicable fund, unless the other Directors of the applicable fund waive such notice), shall be removed, shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder, shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law, or make an assignment for the benefit of creditors, or shall have a receiver appointed to administer the property or affairs of such Director.  A Director may be removed by:  (a) the vote or written consent of at least two-thirds (2/3) of the Directors of the applicable fund not subject to the removal or vote; or (b) the vote of members of the applicable fund constituting not less than two-thirds (2/3) of the total Membership Percentage (as defined in “VOTING,” below) of the applicable fund.  In the event of any vacancy in the position of a Director, the remaining Directors of the applicable fund may appoint an individual to serve as a Director so long as immediately after the appointment at least two-thirds of the Directors of such fund then serving have been elected by the members of such fund.  The Board and the Absolute Access Fund Board may call a meeting of the applicable fund’s members to fill any vacancy in the position of a Director of such fund, and must do so if the Directors who were elected by members of such fund cease to constitute a majority of the Directors then serving on the Board of such fund.

OFFICERS

NAME, DATE OF BIRTH (AGE) & ADDRESS	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR OR OFFICER	OTHER DIRECTORSHIPS HELD BY DIRECTOR DURING PAST 5 YEARS
Ryan Wheeler February 6, 1979 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	President; Secretary	Indefinite; Since February 2017 (President) and Since Inception (Secretary)	Director of Fund Operations since 2012 and Research Analyst from 2008-2012, Fund Evaluation Group, LLC.	4	None
Mary T. Bascom April 24, 1958 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	Treasurer	Indefinite; Since Inception	Chief Financial Officer since 1999, Fund Evaluation Group, LLC.	4	None
Julie T. Thomas July 10, 1962 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	Chief Compliance Officer	Indefinite; Since December 2016	Chief Compliance Officer, Fund Evaluation Group, LLC, since November 2015; Vice President, Deputy Chief Compliance Officer, The Ohio National Life Insurance Company, January 2015-November 2015; Chief Compliance Officer, 2013-2015, Director, Fund Compliance, 2012-2013, Fund Compliance Officer, 2011-2012; Suffolk Capital Management LLC, Fiduciary Capital Management, LLC, Ohio National Investments, Inc., and Ohio National Fund.	4	None
Kevin J. Conroy December 14, 1977 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	Vice President	Indefinite; Since August 2016	Vice President of Hedged Strategies and Assistant Portfolio Manager since 2014, Senior Analyst of Hedged Strategies, 2012-2014, Analyst of Hedged Strategies, 2011-2012, Fund Evaluation Group, LLC.	4	None
18

INDEPENDENT DIRECTORS

NAME, DATE OF BIRTH (AGE) & ADDRESS	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR OR OFFICER	OTHER DIRECTORSHIPS HELD BY DIRECTOR DURING PAST 5 YEARS
David Clark Hyland August 13, 1963 6596 Madeira Hills Drive, Cincinnati, OH 45243	Director; Chairman of Audit Committee	Indefinite; Since Inception	Associate Professor of Finance, Xavier University since 2008.	4	Board of Advisors, Sterling Valuation Group, 2006-present.
Gregory James Hahn January 23, 1961 50 East 91st Street, Suite 210, Indianapolis, IN 46240	Director; Audit Committee Member	Indefinite; Since Inception	Chief Investment Officer, Portfolio Manager, Investment Strategy, Winthrop Capital Management, LLC since 2007.	4	Trustee, Indiana Public Employee Retirement Fund, 2010-present; Trustee, Indiana State Teachers Retirement Fund, 2008-present.

The information above includes each Director’s principal occupation during the last five years, as well as other directorships held by the Director.  Each Director is also a Director of FEG Directional Access Fund LLC, a registered investment company advised by the Investment Manager, FEG Absolute Access Fund LLC, a registered investment company in which the Fund invests and FEG Directional Access TEI Fund LLC.

The Board of Directors believes that the significance of each Director’s experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Director may not have the same value for another) and that these factors are best evaluated at the Board level, with no single Director, or particular factor, being indicative of the Board’s effectiveness.  The Board determined that each of the Directors is qualified to serve as a Director of the Fund based on a review of the experience, qualifications, attributes and skills of each Director.  In reaching this determination, the Board has considered a variety of criteria, including, among other things: character and integrity; ability to review critically, evaluate, question and discuss information provided, to exercise effective business judgment in protecting Member interests and to interact effectively with the other Directors, the Investment Manager, the Sub-Adviser, other service providers, counsel and the independent registered accounting firm; and willingness and ability to commit the time necessary to perform the duties of a Director.  Each Director’s ability to perform his or her duties effectively is evidenced by his or her experience or achievements in the following areas:  management or board experience in the investment management industry or companies in other fields, educational background and professional training; and experience as a Director of the Fund.  Information indicating the specific experience, skills, attributes and qualifications of each Director, which led to the Board’s determination that the Director should serve in this capacity, is provided below.

David Clark Hyland.  Mr. Hyland has been a Director of the Fund since inception.  He has a PhD in finance with a minor in economics, and has published a number of articles and working papers over the past decade.  He is currently an Associate Professor of Finance and an O’Connor Fellow at Xavier University.

Gregory James Hahn.  Mr. Hahn has been a Director of the Fund since inception.  He has over 20 years of experience in finance, and has held positions in private companies as a chief investment officer and president.  He has earned the Chartered Financial Analyst designation, and is currently the President and Chief Investment officer of a registered investment adviser.

19

Board Composition and Leadership Structure

The Board of Directors consists of 2 individuals, both of whom are Independent Directors. The Board currently does not have a chairman or lead independent director.

  The Board believes that its structure facilitates the orderly and efficient flow of information to the Directors from FEG Absolute Access Fund, the Investment Manager, Sub-Adviser and other service providers with respect to services provided to the Fund, potential conflicts of interest that could arise from these relationships and other risks that the Fund may face.  The Board further believes that its structure allows all of the Directors to participate in the full range of the Board’s oversight responsibilities.  The Board believes that the orderly and efficient flow of information and the ability to bring each Director’s talents to bear in overseeing the Fund’s operations is important, in light of the size and complexity of the Fund and the risks that the Fund faces.  The Board and its committees review their structure regularly, to help ensure that it remains appropriate as the business and operations of the Fund, and the environment in which the Fund operates, change.

Committees of the Board of Directors

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board.  In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board an independent registered public accounting firm to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit.  The Audit Committee currently consists of each of the Fund’s Independent Directors.  The Audit Committee held two meetings during the most recent fiscal year.  The FEG Absolute Access Fund Board has established an Audit Committee that provides similar functions and currently has the same membership as the Fund’s Audit Committee.

Nominating Committee

The Board has formed a Nominating Committee that is responsible for selecting and nominating persons to serve as Directors of the Fund.  The Nominating Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Members for election.  In performing its responsibilities, the Nominating Committee will consider candidates recommended by management of the Fund and by Members and evaluate them both in a similar manner, as long as the recommendation submitted by a Member includes at a minimum: the name, address and telephone number of the recommending Member and information concerning the Member’s Units in sufficient detail to establish that the Member held Units on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating Committee in evaluating the recommended nominee’s qualifications to serve as a Director.  The Nominating Committee may solicit candidates to serve as Directors from any source it deems appropriate.  With the Board’s prior approval, the Nominating Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities.  The Nominating Committee currently consists of each of the Fund’s Independent Directors.  The Nominating Committee did not hold any meetings during the last fiscal year.  The FEG Absolute Access Fund Board has established a Nominating Committee that provides similar functions and currently has the same membership as the Fund’s Nominating Committee.

Risk Oversight

The Board oversees risk management for the Fund directly and, as to certain matters, through its committees.  The Board exercises its oversight in this regard primarily through requesting and receiving reports from and otherwise working with the Fund’s senior officers (including the Fund’s President, Chief Compliance Officer and Treasurer), portfolio management and other personnel of FEG Absolute Access Fund, the Investment Manager, Sub-Adviser, the Fund’s independent auditors, legal counsel and personnel from the Fund’s other service providers.  The Board has adopted, on behalf of the Fund, and periodically reviews with the assistance of the Fund’s Chief Compliance Officer, policies and procedures designed to address certain risks associated with the Fund’s activities.  In addition, FEG Absolute Access Fund, the Investment Manager, Sub-Adviser and the Fund’s other service providers also have adopted policies, processes and procedures designed to identify, assess and manage certain risks associated with the Fund’s activities, and the Board receives reports from service providers with respect to the operation of these policies, processes and procedures as required and/or as the Board deems appropriate.

20

Director Ownership of Securities

The table below shows the dollar range of equity securities beneficially owned by each Director in the Fund and within the same “family of investment companies” (as defined in Form N-2) in the aggregate as of December 31, 2016.  As of July 1, 2017, the Fund’s Directors and officers as a group owned beneficially less than 1% of the outstanding securities of the Fund.  The stated ranges are as follows:  A=$0; B=$1-$10,000; C=$10,001-$50,000; D=$50,001-$100,000; and E= over $100,000.

Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies

Independent Directors
David Clark Hyland	A	A
Gregory James Hahn	A	A
Interested Director
J. Alan Lenahan*	D	D

*	Mr. Lenahan resigned as Chairman of the Board, Director and President of the Fund effective February 21, 2017.

Independent Director Ownership of Securities

As of December 31, 2016, none of the Independent Directors (or their immediate family members) owned securities of the Investment Manager, the Sub-Adviser, or of an entity (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Investment Manager or Sub-Adviser.

Director and Officer Compensation

Effective January 1, 2016, each Independent Director receives a quarterly retainer of $3,000 from the Fund for his or her services as a Director.  All Independent Directors are reimbursed by FEG Absolute Access Fund for their reasonable travel and out-of-pocket expenses relating to attendance at meetings of the Fund’s Board, FEG Absolute Access Fund’s Board or committee meetings.  The Fund will bear the cost of this compensation indirectly through its investment in FEG Absolute Access Fund.  The Directors do not receive any pension or retirement benefits from the Fund or FEG Absolute Access Fund.  The following sets forth information regarding the compensation of the Independent Directors for the fiscal year ended March 31, 2017.

21

Name of Director	Aggregate Compensation from the Fund	Total Compensation from Fund and Fund Complex Paid to Directors**

Independent Directors
David Clark Hyland	$12,000	$48,000
Gregory James Hahn	$12,000	$48,000
Interested Director
J. Alan Lenahan*	$0	$0

*	Mr. Lenahan resigned as Chairman of the Board, Director and President of the Fund effective February 21, 2017.
**	The Fund Complex consists of the Fund, FEG Absolute Access Fund, FEG Directional Access Fund LLC, and FEG Directional Access TEI Fund LLC.

No officer of the Fund or FEG Absolute Access Fund receives any compensation from the applicable fund.  The Fund’s Chief Compliance Officer is compensated for services as the Fund’s chief compliance officer by the Investment Manager, subject to the approval of the Board.

CODES OF ETHICS

The Fund, FEG Absolute Access Fund, the Investment Manager, and the Sub-Adviser have each adopted a code of ethics pursuant to Rule 17j-1 of the Investment Company Act (each a “Code” and collectively, the “Codes”), which is designed to prevent affiliated persons of the Fund, FEG Absolute Access Fund, the Investment Manager and the Sub-Adviser from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund or FEG Absolute Access Fund.  The Codes permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund or FEG Absolute Access Fund, subject to a number of restrictions and controls.  Compliance with the Codes is carefully monitored and enforced.

The Codes are included as exhibits to the Fund’s registration statement filed with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090.  The Codes are available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and may also be obtained after paying a duplicating fee, by electronic request at the following e-mail address:  publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

INVESTMENT MANAGEMENT AND OTHER SERVICES

The Investment Manager and Sub-Adviser

FEG Investors, LLC, a Delaware limited liability company, serves as the Investment Manager to FEG Absolute Access Fund.  The Investment Manager is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Subject to the general supervision of the Absolute Access Fund Board, and in accordance with the investment objective, policies, and restrictions of FEG Absolute Access Fund, the Investment Manager is responsible for the management and operation of FEG Absolute Access Fund, and the investment of FEG Absolute Access Fund’s assets.  The Investment Manager provides such services to FEG Absolute Access Fund pursuant to the Investment Management Agreement.  The Investment Manager’s principal business address is 201 E. Fifth St., Suite 1600, Cincinnati, Ohio 45202. The Investment Manager’s telephone number is 1-888-268-0333.  As of March 31, 2017, the Investment Manager had approximately $454.76 million of assets under management.

22

The Investment Manager’s members are Fund Evaluation Group, LLC (“FEG”), InterOcean Capital, LLC (“InterOcean”), Mr. Gregory M. Dowling and Mr. J. Alan Lenahan. Messrs. Dowling and Lenahan are directors of Hedged Strategies and Investment Strategies, respectively, with FEG.  In managing the investment operations of FEG Absolute Access Fund, the Investment Manager will have access to the research and portfolio management resources of FEG, although all FEG Absolute Access Fund asset allocation decisions will be made by the Investment Manager, subject to approval by the Investment Manager’s investment policy committee (the “Investment Policy Committee”).

Pursuant to a sub-advisory agreement with the Investment Manager and FEG Absolute Access Fund (the “Sub-Advisory Agreement”), InterOcean, an investment adviser registered under the Advisers Act, will serve as FEG Absolute Access Fund’s Sub-Adviser (in such capacity, the “Sub-Adviser”). The Sub-Adviser’s principal business address is 980 North Michigan Ave, Suite 1780, Chicago, IL 60611.  Its telephone number is 312-648-1720.  The Sub-Adviser’s control persons are Jeffrey S. Camp, Rege S. Eisaman, and Forrest P. Sumlar.

The Sub-Adviser participates by appointing a member of the Investment Policy Committee, thereby assisting in providing for oversight of FEG Absolute Access Fund’s investments, making Portfolio Fund Manager selection and termination recommendations and approving significant and strategic asset allocation changes.  The Sub-Adviser also (i) cooperates with and provides reasonable assistance to the Investment Manager, FEG Absolute Access Fund’s administrator, FEG Absolute Access Fund’s custodian, FEG Absolute Access Fund’s  transfer agent and pricing agents and all other agents and representatives of FEG Absolute Access Fund and the Investment Manager; (ii) keeps all such persons fully informed as to such matters as they may reasonably deem necessary to the performance of their obligations to FEG Absolute Access Fund; (iii) provides prompt responses to reasonable requests made by such persons; (iv) and maintains necessary and appropriate interfaces with each such person so as to promote the efficient exchange of information.

InterOcean was formed in November 2005 to provide high net worth clients, family offices, and related entities with investment consulting services and innovative asset management strategies.  The core team of InterOcean was formed in July of 1999 at the Montgomery Private Client Services Division of Banc of America Securities, and the group moved to Morgan Stanley in June of 2001.  InterOcean utilizes asset management strategies available in the marketplace to achieve a client’s investment objectives.  It complements these strategies with proprietary asset management strategies that are not generally provided by third party advisors and/or securities.  InterOcean’s founders have been working with substantially the same client base for the last ten years.  The firm was formed in 2005 and is independently owned and approximately 84% of the equity is held by employees.  As of March 31, 2017, InterOcean had approximately $1.27 billion of assets under management and had fifteen employees.

The Investment Management Agreement and Sub-Advisory Agreement

The Investment Management Agreement remained in effect for two years from its date of execution, and will continue in effect year to year thereafter; provided that the continuation of the Investment Management Agreement shall be specifically approved at least annually by the affirmative vote of a majority of the members of FEG Absolute Access Fund’s Board who are not parties to the Investment Management Agreement or interested persons (as defined in the Investment Company Act) of any party to the Investment Management Agreement, or of any entity regularly furnishing investment advisory services with respect to FEG Absolute Access Fund pursuant to an agreement with any party to the Investment Management Agreement, cast in person at a meeting called for the purpose of voting on such approval.  The Investment Management Agreement may be terminated at any time without penalty, on 60 days’ written notice, by FEG Absolute Access Fund’s Board, by vote of holders of a majority of the outstanding voting securities of FEG Absolute Access Fund, or by the Investment Manager.

The Sub-Adviser, the Investment Manager, and FEG Absolute Access Fund entered into an investment sub-advisory agreement effective July 13, 2010 (the “Sub-Advisory Agreement”).  The Sub-Advisory Agreement was approved by the FEG Absolute Access Fund Board (including a majority of Independent Directors) at a meeting held in person on July 13, 2010.  A discussion regarding the basis for the FEG Absolute Access Fund Board’s most recent approval of the Sub-Advisory Agreement, or any other advisory contracts, is available in FEG Absolute Access Fund’s Annual report for the year ended March 31, 2017.  The Sub-Advisory Agreement remained in effect for two years from its date of execution, and will continue in effect year to year thereafter, provided that the continuation of the Sub-Advisory Agreement shall be specifically approved at least annually by the FEG Absolute Access Fund Board and by the vote of a majority of the Independent Directors cast in person at a meeting called for the purpose of voting on such approval.  The Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, by the FEG Absolute Access Fund Board or by the vote of a majority of the outstanding voting securities of FEG Absolute Access Fund, on 60 days’ written notice to the Investment Manager and the Sub-Adviser, or by the Investment Manager or Sub-Adviser on 60 days’ written notice to FEG Absolute Access Fund and the other party. The Sub-Advisory Agreement will automatically terminate, without the payment of any penalty, (i) in the event of its assignment (as defined in the Investment Company Act), or (ii) effective upon the termination of the Investment Management Agreement.

23

The Investment Management Agreement further provides that the Investment Manager will not be liable for, and shall be indemnified for, any error of judgment or mistake of law or for any loss suffered by FEG Absolute Access Fund in connection with matters to which such agreement relates, except a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Investment Manager in the performance of its duties or from reckless disregard by the Investment Manager of its obligations and duties under the Investment Management Agreement.  The Investment Management Agreement also provides for an advancement of indemnification expenses. The rights of indemnification provided under the Investment Management Agreement shall not be construed as a waiver of any rights of FEG Absolute Access Fund under the federal securities laws or to provide for indemnification of an indemnitee for any liability which, under certain circumstances, impose liability even on persons that act in good faith to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Investment Management Agreement to the fullest extent permitted by law.  Through its investment in FEG Absolute Access Fund, the Fund will bear a proportionate share of the Investment Management Fee paid by FEG Absolute Access Fund to the Investment Manager in consideration of the advisory and other services provided by the Investment Manager to FEG Absolute Access Fund.  Pursuant to the Investment Management Agreement, FEG Absolute Access Fund will pay the Investment Manager a monthly Investment Management Fee equal to 0.85% on an annualized basis of FEG Absolute Access Fund’s net asset value.  The Investment Management Fee will be paid to the Investment Manager out of FEG Absolute Access Fund’s assets and will decrease the net profits or increase the net losses of FEG Absolute Access Fund that are credited to or debited against each FEG Absolute Access Fund member’s capital account, thereby decreasing the net profits or increasing the net losses of the Fund.  Net asset value means the total value of all assets of FEG Absolute Access Fund, less an amount equal to all accrued debts, liabilities and obligations of FEG Absolute Access Fund.  The Investment Management Fee will be computed based on the net asset value of FEG Absolute Access Fund as of the last day of each month.

The Sub-Advisory Agreement provides that the Sub-Adviser (including each affiliate, shareholder, partner, member, officer, director, principal, employee, or agent of the Sub-Adviser) will not be liable to the Investment Manager or FEG Absolute Access Fund or to any of their members for any loss or damage occasioned by any act or omission in the performance of the Sub-Adviser’s services under the Sub-Advisory Agreement, unless it shall be determined by final judicial decision in a court of competent jurisdiction on the merits from which there is no further right to appeal that such loss is due to an act or omission of the Sub-Adviser constituting willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Sub-Adviser or as otherwise required by law.  In consideration of the services provided by the Sub-Adviser pursuant to the Sub-Advisory Agreement, the Investment Manager will pay the Sub-Adviser a monthly fee equal to 10% of any Investment Management Fee received by the Investment Manager pursuant to the Investment Management Agreement as of the end of each calendar month.  The Sub-Advisory fee for a calendar month will be payable within 60 days after the end of that month.

For the fiscal years indicated below, the amount of management fees paid by FEG Absolute Access Fund were as follows:

	Fiscal Year Ended March 31, 2017	Fiscal Year Ended March 31, 2016	Fiscal Year Ended March 31, 2015
FEG Absolute Access Fund LLC	$3,273,299	$3,408,189	$2,940,345

24

In addition to any compensation paid by the Fund, the Investment Manager, the Sub-Adviser and/or their affiliates may make payments to selected affiliated or unaffiliated third parties from time to time in connection with the sale of FEG Absolute Access Fund Units or Fund Units and/or the services provided to FEG Absolute Access Fund Unitholders or Fund Unitholders. These payments are made out of the Investment Manager’s, Sub-Adviser’s and/or their affiliates’ own assets and will not represent an additional charge to FEG Absolute Access Fund or the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Units over other investment options.

The Investment Manager makes investment decisions and provides a program of continuous investment management for FEG Absolute Access Fund.  To do so, it prepares, obtains, evaluates, and makes available to FEG Absolute Access Fund research and statistical data in connection with potential investment decisions.  Additionally, it obtains and evaluates information and advice relating to the economy, securities markets, and securities that it deems necessary and useful in making decisions.  The Investment Manager engages in or supervises the selection, acquisition, retention, and sale of investments, securities, and/or cash, and engages in or supervises the selection, acquisition, and sale of Portfolio Funds and the allocation of capital among Portfolio Fund Managers.

Subject to the direction and control of FEG Absolute Access Fund’s Board, the Investment Manager assists FEG Absolute Access Fund in the conduct of its business, providing oral and written research, analysis, advice, statistical and economic data, judgments regarding investments, general economic conditions and trends, and long-range investment policies.  It  determines or recommends the securities, instruments, repurchase agreements, options and other investments (including Portfolio Funds), and techniques that FEG Absolute Access Fund will purchase, sell, enter into, use, or provide in an ongoing evaluation of FEG Absolute Access Fund’s portfolio.  The Investment Manager continuously manages and supervises FEG Absolute Access Fund’s investment program and the composition of its investment portfolio in a manner consistent with the investment objective, policies, and restrictions of FEG Absolute Access Fund.  The Investment Manager determines or recommends the extent to which FEG Absolute Access Fund’s portfolio is invested in securities, Portfolio Funds, and other assets, and what portion, if any, should be held uninvested.  The Investment Manager undertakes to do anything incidental to the foregoing to facilitate the performance of their obligations to FEG Absolute Access Fund.

The Investment Manager will additionally furnish or place at the disposal of FEG Absolute Access Fund and the Fund information, evaluations, analyses, and opinions formulated or obtained by the Investment Manager, in the discharge of its duties as FEG Absolute Access Fund or the Fund may, from time to time reasonably request, and will maintain or cause to be maintained for FEG Absolute Access Fund and the Fund all books, records, reports, and any other information required under the Investment Company Act, to the extent that such books, records, reports, and other information are not maintained or furnished by any custodian, transfer agent, administrator, sub-administrator, or other agent of FEG Absolute Access Fund or the Fund.  The Investment Manager will furnish at its own expense for the use of FEG Absolute Access Fund and the Fund such office space, telephones, utilities, and facilities as FEG Absolute Access Fund or the Fund may require for their reasonable needs.  The Investment Manager will also furnish at its own expense clerical services related to research, statistical, and investment work.

25

The Investment Manager will render management and administrative assistance to FEG Absolute Access Fund and the Fund in connection with the operation of FEG Absolute Access Fund and the Fund that shall include (i) compliance with all reasonable requests of FEG Absolute Access Fund and the Fund for information, including information required in connection with FEG Absolute Access Fund’s and the Fund’s potential filings with the SEC, other federal and state regulatory organizations, and self-regulatory organizations, and (ii) such other services as the Investment Manager shall from time to time determine to be necessary or useful to the administration of FEG Absolute Access Fund and the Fund.

The Investment Manager will pay the reasonable salaries, fees, and expenses of FEG Absolute Access Fund and the Fund (including FEG Absolute Access Fund’s and the Fund’s officers and employees and FEG Absolute Access Fund’s and the Fund’s (through its investment in FEG Absolute Access Fund) share of payroll taxes) and any fees and expenses (including travel expenses) of FEG Absolute Access Fund’s Directors and the Fund’s Directors who are directors, officers, or employees of the Investment Manager or its affiliates; provided, however, that FEG Absolute Access Fund or the Fund, and not the Investment Manager, shall bear travel expenses of the respective Directors and officers of FEG Absolute Access Fund or the Fund who are directors, officers, or employees of the Investment Manager or its affiliates to the extent that such expenses relate to attendance at meetings of FEG Absolute Access Fund’s Board or the Fund’s Board or any committees thereof or advisers thereto, as applicable.  The Investment Manager shall bear all expenses arising out of its duties hereunder but shall not be responsible for any expenses of FEG Absolute Access Fund or the Fund other than those specifically allocated to the Investment Manager in the Investment Management Agreement.  Under the Sub-Advisory Agreement, the Investment Manager will pay the Sub-Adviser a monthly fee equal to 10% of any Investment Management Fee received by the Investment Manager from FEG Absolute Access Fund pursuant to the Investment Management Agreement as of the end of each calendar month.

The Investment Manager shall also enter into, make and perform any contracts, agreements, or other undertakings it may deem advisable in acting as Investment Manager of FEG Absolute Access Fund, and may act for FEG Absolute Access Fund in all other matters relating to its investment management duties.

The Portfolio Managers

The personnel of the Investment Manager who will initially have responsibility for the day-to-day management of FEG Absolute Access Fund’s portfolio are Gregory M. Dowling and J. Alan Lenahan (each a “Portfolio Manager”).

Other Accounts Managed by the Portfolio Managers

The following table provides information about portfolios and accounts, other than FEG Absolute Access Fund, for which each Portfolio Manager is primarily responsible for the day-to-day portfolio management as of March 31, 2017:

NAME OF PORTFOLIO MANAGER	TYPE OF ACCOUNTS	TOTAL # OF ACCOUNTS MANAGED	TOTAL ASSETS	# OF ACCOUNTS MANAGED FOR WHICH ADVISORY FEE IS BASED ON PERFORMANCE	TOTAL ASSETS FOR WHICH ADVISORY FEE IS BASED ON PERFORMANCE
Gregory M. Dowling	Registered investment companies	1	$74 million	0	$0
	Other pooled investment vehicles	0	$0	0	$0
	Other accounts	0	$0	0	$0
J. Alan Lenahan	Registered investment companies	1	$74 million	0	$0
	Other pooled investment vehicles	0	$0	0	$0
	Other accounts	0	$0	0	$0

Portfolio Manager Conflicts of Interest

Portfolio Managers are responsible for managing other accounts, including proprietary accounts, separate accounts and other pooled investment vehicles, including registered and unregistered hedge funds and funds of hedge funds.  They may manage separate accounts or other pooled investment vehicles which may have materially higher or different fee arrangements than the Fund or FEG Absolute Access Fund and also may be subject to performance-based fees.  The side-by-side management of these separate accounts and pooled investment vehicles may raise potential conflicts of interest relating to cross trading and the allocation of investment opportunities.  The Investment Manager and Sub-Adviser have a fiduciary responsibility to manage all client accounts in a fair and equitable manner.  They seek to provide best execution of all securities transactions and to allocate investments to client accounts in a fair and timely manner.  To this end, the Investment Manager and Sub-Adviser have developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management.

26

Compensation of the Portfolio Managers

The compensation of the Portfolio Managers includes a combination of the following:  (i) fixed annual salary; and (ii) a discretionary bonus tied to the overall profitability of the Investment Manager and its affiliates, as applicable.  The Portfolio Managers each also hold equity in FEG Investors, LLC.

Portfolio Managers – Securities Ownership

The table below shows the dollar range of equity securities beneficially owned by each Portfolio Manager in the Fund and FEG Absolute Access Fund, as of March 31, 2017.  The stated ranges are as follows: A=$0; B=$1-$10,000; C=$10,001-$50,000; D=$50,001-$100,000; E=$100,001-$500,000; F=$500,001-$1,000,000; and G=over $1,000,000.

Name of Portfolio Manager	Dollar Range of Securities in the Fund	Dollar Range of Securities in FEG Absolute Access Fund
Gregory M. Dowling	D	D
J. Alan Lenahan	D	D

BROKERAGE

The Fund and FEG Absolute Access Fund

It is the policy of each of the Fund and FEG Absolute Access Fund to obtain the best results in connection with effecting its portfolio transactions taking into account factors similar to those expected to be considered by the Investment Manager as described above.  In most instances, FEG Absolute Access Fund will purchase interests in a Portfolio Fund directly from the Portfolio Fund, and such purchases by FEG Absolute Access Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund and FEG Absolute Access Fund contemplate that, consistent with the policy of obtaining the best net result, any brokerage transactions of the Fund and FEG Absolute Access Fund may be conducted through affiliates of the Investment Manager. For the fiscal years ended March 31, 2017, 2016 and 2015, the Fund paid no brokerage commissions.

Portfolio Funds

The Portfolio Funds incur transaction expenses in the management of their portfolios, which will decrease the value of FEG Absolute Access Fund’s and the Fund’s (through its investment in FEG Absolute Access Fund) investment in the Portfolio Funds. In view of the fact that the investment program of certain of the Portfolio Funds may include trading as well as investments, short-term market considerations will frequently be involved, and it is anticipated that the turnover rates of the Portfolio Funds may be substantially greater than the turnover rates of other types of investment vehicles. In addition, the order execution practices of the Portfolio Funds may not be transparent to the Investment Manager. Each Portfolio Fund is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Investment Manager will have no direct or indirect control over the brokerage or portfolio trading policies employed by the investment advisers of the Portfolio Funds. The Investment Manager expects that each Portfolio Fund will generally select broker-dealers to effect transactions on the Portfolio Fund’s behalf substantially in the manner set forth below.

27

In selecting brokers and dealers to execute transactions on behalf of a Portfolio Fund, the Investment Manager expects each Portfolio Fund Manager will generally seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm’s risk in positioning a block of securities. Although it is expected that each Portfolio Fund Manager generally will seek reasonably competitive commission rates, a Portfolio Fund Manager may not necessarily pay the lowest commission available on each transaction. The Portfolio Fund Managers may typically have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities. Brokerage practices adopted by Portfolio Fund Managers with respect to Portfolio Funds may vary and will be governed by each Portfolio Fund’s organizational documents.

Consistent with the principle of seeking best price and execution, a Portfolio Fund Manager may place orders for a Portfolio Fund with brokers that provide the Portfolio Fund Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Portfolio Fund Managers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio Fund Managers or their affiliates in providing services to clients other than the Portfolio Funds they manage. In addition, not all of the supplemental information is necessarily used by a Portfolio Fund Manager in connection with the Portfolio Fund it manages. Conversely, the information provided to a Portfolio Fund by brokers and dealers through which other clients of the Portfolio Fund Manager or its affiliates effect securities transactions may be useful to the Portfolio Fund Manager in providing services to the Portfolio Fund.

No guarantee or assurance can be made that a Portfolio Fund’s brokerage transaction practices will be transparent or that the Portfolio Fund will establish, adhere to, or comply with its stated practices. However, as the Portfolio Funds may not be investment companies registered under the Investment Company Act, they may select brokers on a basis other than as outlined above and may receive benefits other than research or that benefit the Portfolio Fund’s investment adviser or its affiliates rather than the Portfolio Fund.  FEG Absolute Access Fund and the Fund (through its investment in FEG Absolute Access Fund) will indirectly bear the commissions or spreads in connection with the portfolio transactions of the Portfolio Funds.

Portfolio Funds may make investments directly in the issuers of their underlying securities, and in some instances may not be subject to transaction expenses.

CONFLICTS OF INTEREST

The following inherent and potential conflicts of interest exist in respect of FEG Absolute Access Fund and the Fund (through its investment in FEG Absolute Access Fund).

Other Activities

The Investment Manager, Sub-Adviser, their members, and their personnel are required to devote so much of their time to the activities of FEG Absolute Access Fund and the Fund as may be reasonably required to further the business affairs and activities of FEG Absolute Access Fund and the Fund.  The Investment Manager, Sub-Adviser, their members, and their personnel are involved in other business ventures and may organize or become involved in other business ventures in the future.  Neither FEG Absolute Access Fund, the Fund nor any of their members will share in the risks or rewards of the Investment Manager, Sub-Adviser, their members, and their personnel deriving from such other ventures.  However, such other ventures will compete for the time and attention of such persons and might create other conflicts of interest.  Neither the Operating Agreement nor the FEG Absolute Access Fund Operating Agreement require the Investment Manager, Sub-Adviser, their members, and their personnel to devote any particular amount of time to FEG Absolute Access Fund or the Fund.

Management of Other Accounts

Portfolio Fund Managers trade for accounts other than FEG Absolute Access Fund and may have an incentive to favor those accounts over FEG Absolute Access Fund as they may have investments in those accounts or receive greater compensation for managing them than they do for managing FEG Absolute Access Fund’s investment.  Similarly, the Investment Manager’s and Sub-Adviser’s members currently manage other accounts and may have an incentive to favor those accounts over FEG Absolute Access Fund as the Investment Manager or Sub-Adviser or their members may have investments in those accounts or receive greater compensation for managing them than they do for managing FEG Absolute Access Fund.

28

Allocation of Investment Opportunities

The Investment Manager, Sub-Adviser or their members may operate now or organize in the future investment vehicles similar to FEG Absolute Access Fund or the Fund which may invest in similar or different investments.   The Investment Manager or Sub-Adviser may select many of the same Portfolio Funds for FEG Absolute Access Fund and the other investment vehicles it manages. However, certain Portfolio Funds may not accept investments from both FEG Absolute Access Fund and the other investment vehicles. In such event, the Investment Manager and Sub-Adviser intend to give priority to investment vehicles that have already allocated assets to such Portfolio Funds. If no investment vehicle managed by the Investment Manager or Sub-Adviser has allocated assets to such Portfolio Funds, the Investment Manager or Sub-Adviser will determine in its discretion which investment vehicles, including FEG Absolute Access Fund, will invest with such Portfolio Funds.  In selecting Portfolio Funds for certain investment vehicles, the Investment Manager or Sub-Adviser may have an incentive to favor one investment vehicle over the others, including the Fund or FEG Absolute Access Fund, based on a variety of factors, including differences in the size of the different investment vehicles, differences in target strategy allocations, and the timing of contributions and withdrawals. The Investment Manager and Sub-Adviser anticipate that there will be differences in the Portfolio Fund line-ups and allocations among the investment vehicles, including FEG Absolute Access Fund. The ultimate decision as to which Portfolio Funds to use for which investment vehicles, including FEG Absolute Access Fund, and the allocations among them will be determined in the Investment Manager’s and Sub-Adviser’s discretion.

Proprietary Trading by the Investment Manager, the Sub-Adviser, the Portfolio Fund Managers, their Principals and their Employees

The Investment Manager, Sub-Adviser, Portfolio Fund Managers and their respective members, principals and employees may trade securities and commodity interests for their own accounts.  Such proprietary trading may be in competition with FEG Absolute Access Fund and may be conducted at brokerage commission rates substantially lower than rates charged FEG Absolute Access Fund or Portfolio Funds or other accounts managed by Portfolio Fund Managers.  Members will not be permitted to inspect the proprietary trading records of the Investment Manager, Sub-Adviser, Portfolio Fund Managers or their respective principals or employees.

Selection of Brokers

The Portfolio Fund Managers generally select brokers and dealers to effect transactions on behalf of FEG Absolute Access Fund.  The Portfolio Fund Managers are not required to obtain the lowest brokerage commission rates or combine or arrange orders to obtain the lowest brokerage commission rates on FEG Absolute Access Fund brokerage business.  In placing brokerage business, the Portfolio Fund Managers may, as a general matter, consider the full range and quality of the services provided by the broker including, among other things, the value of any research and other services provided (whether directly or through a third party and regardless of whether FEG Absolute Access Fund is the direct or indirect beneficiary of such research or other services) as well as execution capabilities, commission rates, financial responsibility and responsiveness.  See “BROKERAGE,” above.

Selling Agent Compensation

In addition to any compensation paid by the Fund, the Investment Manager, Sub-Adviser and/or their affiliates may make payments to selected affiliated or unaffiliated third parties from time to time in connection with the distribution of FEG Absolute Access Fund Units or Fund Units, and/or the servicing of FEG Absolute Access Fund members or Fund Members, and/or FEG Absolute Access Fund or the Fund. These payments will be made out of the Investment Manager’s, Sub-Adviser’s and/or affiliates’ own assets and will not represent an additional charge to FEG Absolute Access Fund or the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of FEG Absolute Access Fund Units or Fund Units over other investment options.  Contact your financial intermediary for details about revenue sharing payments it receives or may receive.

29

Promoting the Investment Manager’s and Sub-Adviser’s Interests

Prospective Members must realize that FEG Absolute Access Fund and the Fund have each been organized, in part, to provide an allocation opportunity to existing advisory clients of the Investment Manager’s and Sub-Adviser’s members.  Accordingly, the Investment Manager and Sub-Adviser and their members will have a conflict of interest in recommending an allocation to FEG Absolute Access Fund or the Fund upon which the Investment Manager and Sub-Adviser (and, indirectly, their members) will earn fees.

Members’ Acknowledgment of Conflicts

The Investment Manager and Sub-Adviser will discuss the above conflicts of interest with any prospective or existing investor upon request.  These activities and conflicts of interest are explicitly acknowledged and consented to by each Member in the Subscription Agreement and Power of Attorney as a necessary condition to the Member’s admission to the Fund.  Consent to the foregoing is an integral part of the consideration of each Member being admitted to the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

Ernst & Young LLP serves as the independent registered public accounting firm for the Fund and FEG Absolute Access Fund and in such capacity provides audit and tax services to the Fund and FEG Absolute Access Fund.

Drinker Biddle & Reath LLP, located at One Logan Square, Suite 2000, Philadelphia, Pennsylvania, 19103-6996, serves as counsel to the Fund and FEG Absolute Access Fund.

CUSTODIAN AND ADMINISTRATOR

UMB Bank, N.A. (the “Custodian”) serves as the primary custodian of the assets of the Fund and FEG Absolute Access Fund, and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with Section 17(f) of the Investment Company Act.  Assets of the Fund, FEG Absolute Access Fund and Portfolio Funds are not held by the Investment Manager, or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian.  The Custodian’s principal business address is 1010 Grand Boulevard, Kansas City, Missouri 64106.  The Custodian is an affiliate of the Fund’s and FEG Absolute Access Fund’s Administrator.

Each of the Fund and FEG Absolute Access Fund has retained UMB Fund Services, Inc. (the “Administrator”), whose principal business is at 223 Wilmington West Chester Pike, Suite 303, Chadds Ford, PA 19317, to provide administrative services to the Fund and FEG Absolute Access Fund, including but not limited to the keeping of financial accounting books member records.  The Administrator will provide such services to the Fund pursuant to an administration agreement between the Fund and the Administrator, and to FEG Absolute Access Fund pursuant to an administration agreement between FEG Absolute Access Fund and the Administrator (each such agreement, an “Administration Agreement,” and together, the “Administration Agreements”).  In consideration for these services, the Fund will pay the Administrator a monthly fee of up to 0.08% on an annualized basis (subject to a minimum of up to $2,000 per month) as of each month-end (the “Fund Administration Fee”)  In addition, FEG Absolute Access Fund will pay the Administrator a monthly administration fee of up to 0.08% on an annualized basis of the net assets of FEG Absolute Access Fund (subject to a minimum of up to $5,000 per month) (prior to reduction for any Investment Management Fee) as of each month-end (the “FEG Absolute Access Fund Administration Fee,” and together with the Fund Administration Fee, the “Administration Fees”).  The Fund will bear a proportionate share of the FEG Absolute Access Fund Administration Fee as a result of the Fund’s investment in FEG Absolute Access Fund.  Each Administration Fee will be paid to the Administrator out of the assets of the Fund or FEG Absolute Access Fund, as applicable, and therefore will decrease the net profits or increase the net losses of the Fund.  The Fund or FEG Absolute Access Fund, as applicable, will also reimburse and pay the Administrator for certain out-of-pocket expenses provided to such fund, and pay the Administrator a fee for transfer agency and regulatory administration services. The Administrator may from time to time delegate its responsibilities under the Administration Agreements to one or more parties selected by the Administrator, including its affiliates.

30

The Administration Agreements each provide that, in the absence of its fraud, willful misfeasance, bad faith or negligence in the performance of its duties, or reckless disregard of its obligations and duties to the Fund or FEG Absolute Access Fund, the Administrator will not be liable to the applicable fund for any error of judgment, for any mistakes of law, or for any loss suffered in connection with matters to which the Administration Agreements relate in connection with the performance of administration services for the Fund or FEG Absolute Access Fund.  The Administration Agreements also provide for indemnification by the Fund and FEG Absolute Access Fund of the Administrator, or its employees, agents, officers, directors, affiliates and nominees against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund or FEG Absolute Access Fund, so long as the liability or expense is not incurred by reason of the person’s fraud, willful misfeasance, bad faith, negligence, or reckless disregard of its obligations to the Fund or FEG Absolute Access Fund.

DISTRIBUTOR

 Foreside Fund Services, LLC (the “Distributor”) is the distributor of Units and is located at Three Canal Plaza, Suite 100, Portland, Maine  04101.  The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Pursuant to the Distribution Agreement, the Distributor acts as the agent of the Fund in connection with the continuous offering of Units of the Fund. The Distributor continually distributes Units of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Units. The Distributor and its officers have no role in determining the investment policies of the Fund.  The Distributor is not affiliated with the Investment Manager or any other service provider for the Fund.

VOTING

Each Member will have the right to cast at any meeting of Members a number of votes equivalent to such Member’s Membership Percentage (as defined in this paragraph) as of the record date for such meeting.  A Member’s “Membership Percentage” means a percentage established for each Member on the Fund’s books as of the first day of each Fiscal Period.  The Membership Percentage of a Member for a Fiscal Period shall be determined by dividing the number of Units owned by a Member as of the beginning of such period by the total number of Units owned by all Members as of the beginning of such period.  The sum of the Membership Percentages of all Members shall equal 100%.  Meetings of Members may be called by the Board or by Members holding a majority of the total number of votes eligible to be cast by all Members, and may be held at such time, date, and place as the Board shall determine.  The Board shall establish a record date not less than 10 nor more than 60 days prior to the date of any meeting of Members to determine the eligibility to vote at such meeting and the number of votes which each Member will be entitled to cast thereat, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes each member will be entitled to cast at the meeting.  Except for the exercise of such voting privileges, Members will not be entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

The voting rights of members of FEG Absolute Access Fund will be substantially similar to those of the Members of the Fund.  Whenever the Fund, as a member of the FEG Absolute Access Fund, is requested to vote on matters pertaining to FEG Absolute Access Fund, the Fund will seek voting instructions from Members and will vote its FEG Absolute Access Fund Units for or against such matters proportionately to the instructions to vote for or against such matters received from Members.  In the event that the Fund does not receive voting instructions from Members, the portion of the Fund’s FEG Absolute Access Fund Units allocable to such Members will be voted in the same proportions as the portion with respect to which it has received voting instructions.

31

ANTI-MONEY LAUNDERING

If the Fund, FEG Absolute Access Fund, the Investment Manager, or any governmental agency believes that the Fund or FEG Absolute Access Fund has sold units to, or is otherwise holding the assets of, any person or entity that is acting, directly or indirectly, in violation of federal, international, or other anti-money laundering laws, rules, regulations, treaties, or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficking, or senior foreign political figure(s) suspected of engaging in corruption, the Fund, FEG Absolute Access Fund, the Investment Manager, or such governmental agency may freeze the assets of such person or entity invested in the Fund or FEG Absolute Access Fund.  The Fund or FEG Absolute Access Fund may also be required to, or deem it necessary or advisable to, remit or transfer those assets to a governmental agency, in some cases without prior notice to the investor.

PROXY VOTING POLICIES AND PROCEDURES

The Investment Manager will vote proxies in accordance with the proxy voting policy attached as Appendix A.  The Fund and FEG Absolute Access Fund will be required to file Form N‑PX, with their complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year.  Once filed, the Fund’s and FEG Absolute Access Fund’s Forms N‑PX filing will be available:  (i) without charge, upon request, by calling the Fund at 1-888-268-0333 or (ii) by visiting the SEC’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS

As of June 29, 2017, the following persons were the only persons who were record owners (or to the knowledge of the Fund, beneficial owners) of 5% or more of the Fund’s Units.

Name and Address	Percentage of Fund Securities Owned
Mississippi Higher Education Assistance Corporation PO Box 5006 Jackson, MS 39296	11.35%
Foundation For The Carolinas 220 North Tryon Street Charlotte, NC 28202	10.30%
UC Health LLC Non-ERISA 3200 Burnet Avenue Cincinnati, OH 45229	5.92%
North Park University 3225 West Foster Avenue Chicago, IL 60625	5.45%

32

FINANCIAL STATEMENTS

33

FINANCIAL STATEMENTS FEG Absolute Access Fund I LLC Year Ended March 31, 2017 With Report of Independent Registered Public Accounting Firm

FEG Absolute Access Fund I LLC

Financial Statements

Year Ended March 31, 2017

Contents

Report of Independent Registered Public Accounting Firm	1

Statement of Assets and Liabilities	2
Statement of Operations	3
Statements of Changes in Net Assets	4
Statement of Cash Flows	5
Financial Highlights	6
Notes to Financial Statements	7

Other Information (Unaudited)

Company Management	13
Other Information	15
Privacy Policy	17

Financial Statements of FEG Absolute Access Fund LLC

FEG Absolute Access Fund I LLC

Report of Independent Registered Public Accounting Firm

March 31, 2017

The Board of Directors and Members of FEG Absolute Access Fund I LLC

We have audited the accompanying statement of assets and liabilities of FEG Absolute Access Fund I LLC (the Fund) as of March 31, 2017, and the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned as of March 31, 2017, by correspondence with the portfolio fund manager. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of FEG Absolute Access Fund I LLC at March 31, 2017, the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended in conformity with U.S. generally accepted accounting principles.

Cincinnati, Ohio
June 22, 2017

1

FEG Absolute Access Fund I LLC

Statement of Assets and Liabilities

March 31, 2017

Assets
Cash	$3,553,449
Investment in FEG Absolute Access Fund LLC, at fair value (cost $295,919,872)	334,976,685
Prepaid expenses and other assets	61,250
Total assets	338,591,384

Liabilities
Capital redemptions payable	3,016,449
Capital subscriptions received in advance	537,000
Professional fees payable	70,539
Accounting and administration fees payable	38,957
Directors fees payable	6,000
Other liabilities	2,628
Total liabilities	3,671,573

Net assets	$334,919,811

Net assets consist of:
Paid-in capital	$337,676,771
Accumulated net investment loss	(13,170,139)
Accumulated net realized gain on investments	6,041,732
Accumulated net unrealized appreciation on investments	4,371,447
Net assets	$334,919,811

Units issued and outstanding (unlimited units authorized)	284,141
Net Asset Value per unit	$1,178.71

See accompanying notes.

2

FEG Absolute Access Fund I LLC

Statement of Operations

Year Ended March 31, 2017

Investment income/(loss) allocated from FEG Absolute Access Fund LLC
Dividend income	$41,173
Expenses	(3,526,504)
Net investment loss allocated from FEG Absolute Access Fund LLC	(3,485,331)

Fund investment income
Withholding tax rebate	22,677

Fund expenses
Professional fees	189,155
Accounting and administration fees	120,505
Compliance monitoring fees	102,083
Custodian fees	31,199
Directors fees	24,000
Tender offer fees	17,615
Printing fees	12,744
Registration fees	12,000
Other expenses	36,357
Total Fund expenses	545,658
Net investment loss	(4,008,312)

Realized and unrealized gain on investments allocated from FEG Absolute Access Fund LLC
Net realized gain on investments	5,304,716
Net change in unrealized appreciation/depreciation on investments	14,115,620
Net realized and unrealized gain on investments allocated from FEG Absolute Access Fund LLC	19,420,336
Net increase in net assets resulting from operations	$15,412,024

See accompanying notes.

3

FEG Absolute Access Fund I LLC

Statements of Changes in Net Assets

	Year Ended March 31, 2017	Year Ended March 31, 2016
Operations
Net investment loss	$(4,008,312)	$(4,261,985)
Net realized gain (loss) on investments	5,304,716	(1,261,567)
Net change in unrealized appreciation/depreciation on investments	14,115,620	(9,744,173)
Net change in net assets resulting from operations	15,412,024	(15,267,725)

Distributions
From net investment income	(2,509,060)	(698,680)
From net realized gains	—	(677,868)
Change in net assets from distributions	(2,509,060)	(1,376,548)

Capital transactions
Capital subscriptions	25,457,110 (1)	57,077,510
Capital reinvestments of distributions	2,345,654	1,309,866
Capital redemptions(2)	(39,301,470)	(29,552,143)
Net change in net assets resulting from capital transactions	(11,498,706)	28,835,233

Net change in net assets	1,404,258	12,190,960

Net assets at beginning of year	333,515,553	321,324,593
Net assets at end of year	$334,919,811	$333,515,553

Accumulated net investment loss	$(13,170,139)	$(3,261,320)

Units transactions
Units sold	21,750	48,236
Units reinvested	2,004	1,150
Units redeemed	(33,903)	(25,283)
Net change in units	(10,149)	24,103

(1)	Includes a $10 subscription from FEG Investors, LLC (the Investment Manager) for Class II Units, which was the only activity for Class II Units during the year ended March 31, 2017.

(2)	Net of early repurchase fees in the amount of $1,433 and $0, respectively.

See accompanying notes.

4

FEG Absolute Access Fund I LLC

Statement of Cash Flows

Year Ended March 31, 2017

Operating activities
Net increase in net assets resulting from operations	$15,412,024
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
Purchases of investments	(25,459,846)
Proceeds from sales of investments	40,002,746
Net investment loss allocated from FEG Absolute Access Fund LLC	3,485,331
Net realized gain on investments allocated from FEG Absolute Access Fund LLC	(5,304,716)
Net change in unrealized appreciation/depreciation on investments allocated from FEG Absolute Access Fund LLC	(14,115,620)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(30,917)
Professional fees payable	38,451
Accounting and administration fees payable	(2,349)
Other liabilities	(17,486)
Net cash provided by operating activities	14,007,618

Financing activities
Proceeds from capital subscriptions	25,994,110
Dividends paid to shareholders, net of reinvestments	(163,406)
Payments for capital redemptions	(37,770,358)
Net cash used in financing activities	(11,939,654)

Net change in cash	2,067,964
Cash at beginning of year	1,485,485
Cash at end of year	$3,553,449

Supplemental disclosure of cash flow information
Non-cash distribution fully reinvested	$2,345,654

See accompanying notes.

5

FEG Absolute Access Fund I LLC

Financial Highlights

	Year Ended March 31,
	2017	2016	2015	2014
Per unit operating performances:(1)(2)
Net asset value per unit, beginning of year	$1,133.29	$1,189.27	$1,135.93	$1,062.22
Income (loss) from investment operations:
Net investment loss	(14.62)	(13.72)	(6.07)	(5.98)
Net realized and unrealized gain (loss) on investments	68.75	(37.63)	59.41	79.69
Total change in per unit value from investment operations	54.13	(51.35)	53.34	73.71

Distributions paid from:
Net investment income	(8.71)	(2.35)	—	—
Net realized gains	—	(2.28)	—	—
Total distributions to shareholders	(8.71)	(4.63)	—	—

Net asset value per unit, end of year	$1,178.71	$1,133.29	$1,189.27	$1,135.93

	Year Ended March 31,
	2017	2016	2015	2014	2013
Ratios to average net assets:(3)
Total expenses	1.23%	1.27%	1.34%	1.56%	1.39%
Net investment loss	(1.22)%	(1.27)%	(1.34)%	(1.56)%	(1.39)%

Total return	4.78%	(4.32)%	4.70%	6.94%	8.24%
Portfolio turnover	6.43%	12.33%	28.75%	17.93%	7.96%
Net assets end of year (000’s)	$334,920	$333,516	$321,325	$239,771	$159,565

(1)	Selected data is for a single unit outstanding throughout the year.

(2)	Effective April 1, 2013, the Fund was unitized.

(3)	The ratios include the Fund’s proportionate share of income and expenses allocated from FEG Absolute Access Fund LLC.

See accompanying notes.

6

FEG Absolute Access Fund I LLC

Notes to Financial Statements

Year Ended March 31, 2017

1. Organization

FEG Absolute Access Fund I LLC (the “Fund”) was organized as a limited liability company under the laws of the State of Delaware on January 20, 2011 and commenced operations on April 1, 2011. Prior to December 31, 2015 the Fund was known as FEG Absolute Access TEI Fund LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The business and operations of the Fund are managed and supervised under the direction of the Board of Directors (the “Board”). The objective of the Fund is to achieve capital appreciation in both rising and falling markets, although there can be no assurance that the Fund will achieve this objective. Effective January 1, 2015, the Fund attempts to achieve its investment objective by investing all or substantially all of its assets directly in FEG Absolute Access Fund LLC (“FEG Absolute Access Fund”), a limited liability company organized under the laws of the State of Delaware and registered under the 1940 Act. The Fund and FEG Absolute Access Fund are managed by FEG Investors, LLC (the “Investment Manager”), an investment manager registered under the Investment Advisers Act of 1940, as amended. FEG Absolute Access Fund’s Board of Directors (the “FEG Absolute Access Fund Board”) has overall responsibility for the management and supervision of FEG Absolute Access Fund’s operations. To the extent permitted by applicable law, the FEG Absolute Access Fund Board may delegate any of its respective rights, powers and authority to, among others, the officers of FEG Absolute Access Fund, any committee of the FEG Absolute Access Fund Board, or the Investment Manager.

Units of limited liability company interest (“Units”) of the Fund are offered only to investors (“Members”) that represent that they are an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended (the “1933 Act”).

The Second Amended and Restated Limited Liability Company Operating Agreement (as it may be further amended, the “Operating Agreement”) for the Fund was approved by the Board at a meeting held on August 18, 2014, and by Members at a meeting held on December 12, 2014. The Operating Agreement: (a) allows the Fund to elect to be classified, for purposes of U.S. federal income tax, as a corporation that intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of Subtitle A, Chapter 1, of the Internal Revenue Code of 1986, as amended (the “Code”); and (b) permits the creation of multiple classes of Units of the Fund. The SEC granted the Fund an Exemptive Order on September 9, 2015 permitting the Fund to offer multiple classes of Units. The Fund’s registration statement permits it to offer two additional classes of Units. During the year ended March 31, 2017, the Fund received a $10 subscription from the Investment Manager as the initial investment for an additional class of units, Class II Units. There have been no other transactions involving Class II Units during the year ended March 31, 2017. Class II Units are expected to commence operations at an appropriate time in the future when additional subscriptions are available. When Class II Units commence operations, it is expected that the existing units of the Fund will be designated as Class I Units. As of March 31, 2017, no additional classes of units had commenced operations.

UMB Fund Services, Inc., a subsidiary of UMB Financial Corporation, serves as the Fund’s administrator (the “Administrator”). The Fund has entered into an agreement with the Administrator to perform general administrative tasks for the Fund, including but not limited to maintenance of the books and records of the Fund and the capital accounts of the Members of the Fund.

2. Significant Accounting Policies

The Fund is an investment company, and as such, these financial statements have applied the guidance set forth in Accounting Standards Codification (“ASC”) 946, Financial Services—Investment Companies. The following is a summary of significant accounting and reporting policies used in preparing the financial statements.

7

FEG Absolute Access Fund I LLC

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Calculation of Net Assets and Net Asset Value per Unit

The Fund calculates its net assets as of the close of business on the last business day of each calendar month and the last day of each fiscal period. In determining its net assets, the Fund values its investments as of such month-end or as of the end of such fiscal period, as applicable. The net assets of the Fund equals the value of the total assets of the Fund less liabilities, including accrued fees and expenses, each determined as of the date the Fund’s net assets is calculated. The Net Asset Value per Unit equals net assets divided by Units outstanding.

Investment in FEG Absolute Access Fund LLC

The Fund records its investment in FEG Absolute Access Fund at fair value which is represented by the Fund’s units held in FEG Absolute Access Fund valued at their per unit net asset value. Valuation of investment funds and other investments held by FEG Absolute Access Fund is discussed in the notes to FEG Absolute Access Fund’s financial statements. The performance of the Fund is directly affected by the performance of FEG Absolute Access Fund. The financial statements of FEG Absolute Access Fund, which accompany this report, are an integral part of these financial statements. Refer to the accounting policies disclosed in the financial statements of FEG Absolute Access Fund for additional information regarding significant accounting policies that affect the Fund. As of March 31, 2017, the Fund owned 88.02% of the units of FEG Absolute Access Fund.

Taxation and Distributions to Members

For periods prior to January 1, 2015, the Fund, as a limited liability company, was classified as a partnership for federal tax purposes. Accordingly, no provision for federal income taxes was required. Components of net assets reflected in the Statement of Assets and Liabilities are reported on a tax basis, removing historical information prior to January 1, 2015.

Effective January 1, 2015, the Fund elected to be treated as a corporation for federal income tax purposes, and it further intends to elect to be treated, and expects each year to qualify, as a RIC under Subchapter M of the Code. For each taxable year that the Fund so qualifies, the Fund will not be subject to federal income tax on that part of its taxable income that it distributes to its investors. Taxable income consists generally of net investment income and net capital gains. The Fund intends to distribute sufficient net investment income and net capital gains, if any, so that it will not be subject to excise tax on undistributed income and gains, resulting in no provision requirements for federal income or excise taxes.

Management has analyzed the Fund’s tax positions for all open tax years, which include the years ended December 31, 2013 through December 31, 2016, and has concluded that as of March 31, 2017, no provision for income taxes is required in the financial statements. Therefore, no additional tax expense, including any interest and penalties, was recorded in the current year and no adjustments were made to prior periods. To the extent the Fund recognizes interest and penalties, they are included in interest expense and other expenses, respectively, in the Statement of Operations.

The character of distributions made during the year from net investment income or net realized gain may differ from the characterization for federal income tax purposes due to differences in the recognition of income, expense, and gain/(loss) items for financial statement and tax purposes. Where appropriate, reclassifications between net asset accounts are made for such differences that are permanent in nature.

8

FEG Absolute Access Fund I LLC

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Additionally, U.S. GAAP requires certain components of net assets relating to permanent differences be reclassified between financial and tax reporting. Permanent differences between book and tax basis are attributable to partnerships and passive foreign investment companies adjustments. These reclassifications have no effect on net assets or Net Asset Value per Unit. For the tax year ended December 31, 2016, the following amounts were reclassified:

Paid-in capital	$1,392,864
Accumulated net investment loss	(3,391,447)
Accumulated net realized gain on investments	1,998,583

As of March 31, 2017, the federal tax cost of investments and unrealized appreciation/(depreciation) were as follows:

Gross unrealized appreciation	$38,094,618
Gross unrealized depreciation	—
Net unrealized appreciation	$38,094,618
Cost of investments	$296,882,067

The difference between cost amounts for financial statement and federal income tax purposes is due primarily to timing differences in recognizing certain gains and losses in investment transactions.

As of December 31, 2016, the Fund had net capital loss carryforwards which are available to offset future net capital gains, if any:

	Short-Term	Long-Term
Non-Expiring	$2,426,779	$806,070

The tax character of distributions paid during the tax years ended December 31, 2016 and December 31, 2015 were as follows:

	2016	2015
Distributions paid from:
Ordinary income	$2,509,060	$924,636
Net long term capital gains	—	451,912
Total taxable distributions	2,509,060	1,376,548
Total distributions paid	$2,509,060	$1,376,548

Capital Subscriptions Received in Advance and Capital Redemptions Payable

Capital subscriptions received in advance are comprised of cash received on or prior to fiscal year-end for which Units are issued on the the first day of the following fiscal year. Capital contributions received in advance do not participate in the earnings of the Fund until such Units are issued. Capital redemptions payable are comprised of requests for redemptions that were effective at fiscal-year end but were paid subsequent to fiscal year-end.

9

FEG Absolute Access Fund I LLC

Notes to Financial Statements (continued)

3. Related Party Transactions

The Investment Manager receives from FEG Absolute Access Fund a monthly management fee (the “Management Fee”) equal to 1/12 of 0.85% of the FEG Absolute Access Fund’s month-end members’ capital balances. The Fund indirectly incurs the Management Fee as a member of FEG Absolute Access Fund.

Each member of the Board who is not an “interested person” of the Fund (the “Independent Directors”), as defined by the 1940 Act, receives a quarterly retainer of $3,000. In addition, all Independent Directors are reimbursed by the Fund for all reasonable out-of-pocket expenses incurred by them in performing their duties. The Independent Directors’ fees totaled $24,000 for the year ended March 31, 2017, of which $6,000 was payable as of March 31, 2017.

4. Capital

Members may be admitted when permitted by the Board. Generally, Members will only be admitted as of the beginning of a calendar month but may be admitted at any other time in the discretion of the Board. The minimum initial investment is $50,000, and additional contributions from existing Members may be made in a minimum amount of $25,000, although the Board may waive such minimums in certain cases.

No Member will have the right to require the Fund to redeem its Units. Rather, the Board may, from time to time and in its complete and absolute discretion, cause the Fund to offer to repurchase Units from Members pursuant to written requests by Members on such terms and conditions as it may determine. However, because all or substantially all of the Fund’s assets will be invested in FEG Absolute Access Fund, the Fund generally will find it necessary to liquidate a portion of its FEG Absolute Access Fund units in order to satisfy repurchase requests. Because FEG Absolute Access Fund’s units may not be transferred, the Fund may withdraw a portion of its FEG Absolute Access Fund units only pursuant to repurchase offers by FEG Absolute Access Fund. Therefore, the Fund does not expect to conduct a repurchase offer for Units unless FEG Absolute Access Fund contemporaneously conducts a repurchase offer for FEG Absolute Access Fund units.

In determining whether the Fund should offer to repurchase Units from Members pursuant to written requests, the Board will consider, among other things, the recommendation of the Investment Manager. The Investment Manager expects that it will recommend to the FEG Absolute Access Fund Board that FEG Absolute Access Fund repurchases FEG Absolute Access Fund units from members twice a year, effective as of June 30th and December 31st each year. The repurchase amount will be determined by the FEG Absolute Access Fund Board in its complete and absolute discretion, but is expected to be no more than approximately 25% of FEG Absolute Access Fund’s outstanding units.

FEG Absolute Access Fund will make repurchase offers, if any, to all holders of FEG Absolute Access Fund units, including the Fund. The Fund does not expect to make a repurchase offer that is larger than the portion of FEG Absolute Access Fund’s corresponding repurchase offer expected to be available for acceptance by the Fund. Consequently, the Fund will conduct repurchase offers on a schedule and in amounts that will depend on FEG Absolute Access Fund’s repurchase offers.

Subject to the considerations described above, the aggregate value of Units to be repurchased at any time will be determined by the Board in its sole discretion, and such amount may be stated as a percentage of the value of the Fund’s outstanding Units. Therefore, the Fund may determine not to conduct a repurchase offer at a time that FEG Absolute Access Fund conducts a repurchase offer.

10

FEG Absolute Access Fund I LLC

Notes to Financial Statements (continued)

4. Capital (continued)

The Board also will consider the following factors, among others, in making such determination: (i) whether FEG Absolute Access Fund is making a contemporaneous repurchase offer for FEG Absolute Access Fund units, and the aggregate value of FEG Absolute Access Fund units that FEG Absolute Access Fund is offering to repurchase; (ii) the liquidity of the assets of the applicable fund; (iii) the investment plans and working capital requirements of the applicable fund; (iv) the relative economies of scale with respect to the size of the applicable fund; (v) the history of the applicable fund in repurchasing Units; (vi) the conditions in the securities markets and economic conditions generally; and (vii) the anticipated tax consequences of any proposed repurchases of Units.

The Operating Agreement and the FEG Absolute Access Fund operating agreement each provides that the respective entity will be dissolved if any Member that has submitted a written request, in accordance with the terms of the applicable Operating Agreement, to tender all of such Member’s Units or FEG Absolute Access Fund’s units, as applicable, for repurchase by the applicable fund has not been given the opportunity to so tender within a period of two (2) years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). Such a dissolution of the FEG Absolute Access Fund would likely result in a determination to dissolve the Fund.

When the Board determines that the Fund will offer to repurchase Units (or portions of Units), written notice will be provided to Members that describes the commencement date of the repurchase offer, and specifies the date on which repurchase requests must be received by the Fund (the “Repurchase Request Deadline”).

For Members tendering all of their Units in the Fund, Units will be valued for purposes of determining their repurchase price as of a date approximately 95 days after the Repurchase Request Deadline (the “Full Repurchase Valuation Date”). The amount that a Member who is tendering all of its Units in the Fund may expect to receive on the repurchase of such Member’s Units will be the value of the Member’s capital account determined on the Full Repurchase Valuation Date, and the Fund will generally not make any adjustments for final valuations based on adjustments received from FEG Absolute Access Fund, and the withdrawing Member (if such valuations are adjusted upwards) or the remaining Members (if such valuations are adjusted downwards) will bear the risk of change of any such valuations.

Members who tender a portion of their Units in the Fund (defined as a specific dollar value in their repurchase request), and which portion is accepted for repurchase by the Fund, will receive such specified dollar amount. Within five days of the Repurchase Request Deadline, each Member whose Units have been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Full Repurchase Valuation Date (after giving effect to all allocations to be made as of that date to such Member’s capital account). The note will entitle the Member to be paid within 30 days after the Full Repurchase Valuation Date, or ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from its investment in FEG Absolute Access Fund), whichever is later (either such date, a “Payment Date”). Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Units held by such Member, such Member shall receive (i) a non-interest bearing, non-transferable promissory note, in an amount equal to 90% of the estimated unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Full Repurchase Valuation Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit, which is expected to be completed within 60 days after the end of the Fund’s fiscal year. The note will be held by the Administrator on the Member’s behalf. Upon written request by a Member to the Administrator, the Administrator will mail the note to the Member at the address of the Member as maintained in the books and records of the Fund.

11

FEG Absolute Access Fund I LLC

Notes to Financial Statements (continued)

4. Capital (continued)

In the event that a Member requests a repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Board may require payment of a repurchase fee payable to the Fund in an amount equal to 2.00% of the repurchase price. The repurchase fee is intended to compensate the Fund for expenses related to such repurchase. Subscriptions shall be treated on a “first-in, first-out basis.” Otherwise, the Fund does not intend to impose any charges on the repurchase of Units.

If Members request that the Fund repurchase a greater number of Units than the repurchase offer amount as of the Repurchase Request Deadline, as determined by the Board in its complete and absolute discretion, the Fund shall repurchase the Units pursuant to repurchase requests on a pro rata basis, disregarding fractions, according to the portion of the Units requested by each Member to be repurchased as of the Repurchase Request Deadline.

A Member who tenders some but not all of the Member’s Units for repurchase will be required to maintain a minimum capital account balance of $50,000. The Fund reserves the right to reduce the amount to be repurchased from a Member so that the required capital account balance is maintained.

5. Indemnifications

The Fund enters into contracts that contain a variety of indemnifications. The Fund’s maximum exposure under these arrangements is not known. However, the Fund has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Subsequent Events

The Investment Manager evaluated subsequent events through the date the financial statements were issued, and concluded that, there were no recognized or unrecognized subsequent events that required disclosure in or adjustment to the Fund’s financial statements.

12

FEG Absolute Access Fund I LLC

Company Management

(unaudited)

The identity of the Board Members and brief biographical information as of March 31, 2017 is set forth below. The Company’s Statement of Additional Information includes additional information about the Board Members and is available, without charge, by calling 1-888-268-0333.

INDEPENDENT DIRECTORS
Name, Date Of Birth, And Address	Position(s) Held With The Company	Term Of Office And Length Of Time Served	Principal Occupation(s) During Past 5 Years And Other Directorships Held By Director	Number Of Portfolios In Fund Complex Overseen By Director
David Clark Hyland August 13, 1963 6596 Madeira Hills Drive, Cincinnati, OH 45243	Director; Chairman of Audit Committee	Indefinite; Since Inception	Associate Professor of Finance, Xavier University since 2008; Board of Advisors, Sterling Valuation Group, 2006-present.	4
Gregory James Hahn January 23, 1961 2565 Durbin Drive, Carmel, IN 46032	Director; Audit Committee Member	Indefinite; Since Inception	Chief Investment Officer, Portfolio Manager, Investment Strategy, Winthrop Capital Management, LLC since 2007.	4

INTERESTED DIRECTORS AND OFFICERS
Name, Date Of Birth, And Address	Position(s) Held With The Company	Term Of Office And Length Of Time Served	Principal Occupation(s) During Past 5 Years And Other Directorships Held By Director or Officer	Number Of Portfolios In Fund Complex Overseen By Director Or Officer
Ryan S.Wheeler February 6, 1979 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	President; Secretary	Indefinite; Since February 2017 (President) and Inception (Secretary)	Director of Fund Operations since 2012 and Research Analyst from 2008-2012, Fund Evaluation Group, LLC.	4
Mary T. Bascom April 24, 1958 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	Treasurer	Indefinite; Since Inception	Chief Financial Officer since 1999, Fund Evaluation Group, LLC.	4

13

FEG Absolute Access Fund I LLC

Company Management (continued)

(unaudited)

INTERESTED DIRECTORS AND OFFICERS (continued)
Name, Date Of Birth, And Address	Position(s) Held With The Company	Term Of Office And Length Of Time Served	Principal Occupation(s) During Past 5 Years And Other Directorships Held By Director or Officer	Number Of Portfolios In Fund Complex Overseen By Director Or Officer
Julie T. Thomas July 10, 1962 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	Chief Compliance Officer	Indefinite; Since December 2016	Chief Compliance Officer, Fund Evaluation Group, LLC, since November 2015; Vice President, Deputy Chief Compliance Officer, The Ohio National Life Insurance Company, January 2015-November 2015; Chief Compliance Officer, 2013-2015, Director, Fund Compliance, 2012-2013, Fund Compliance Officer, 2011-2012; Suffolk Capital Management LLC, Fiduciary Capital Management, LLC, Ohio National Investments, Inc., and Ohio National Fund.	4
Kevin J. Conroy December 14, 1977 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	Vice President	Indefinite; Since August 2016	Vice President of Hedged Strategies and Assistant Portfolio Manager since 2014, Senior Analyst of Hedged Strategies, 2012-2014, Analyst of Hedged Strategies, 2011-2012, Fund Evaluation Group, LLC.	4

14

FEG Absolute Access Fund I LLC

Other Information

(unaudited)

Information on Proxy Voting

A description of the policies and procedures that the Company uses to determine how to vote proxies relating to portfolio securities is available without charge, upon request, by calling 1-888-268-0333. It is also available on the SEC’s website at http://www.sec.gov.

Information regarding how the Company voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling 1-888-268-0333, and on the SEC’s website at http://www.sec.gov.

Availability of Quarterly Report Schedule

The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Company’s Forms N-Q are available on the SEC’s website at http://www.sec.gov. The Company’s Forms N-Q may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Approval of Investment Management and Sub-Advisory Agreements

At a meeting of the Board of the Fund and the FEG Absolute Access Fund Board (together, the “Board”) held on February 21, 2017, by a unanimous vote, the FEG Absolute Access Fund Board, including a majority of the Directors who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”), approved the continuation of the investment management agreement (the “Investment Management Agreement”) between the Investment Manager and FEG Absolute Access Fund and the sub-advisory agreement among the Investment Manager, Sub-Adviser and FEG Absolute Access Fund (the “Sub-Advisory Agreement”, and together with the Investment Management Agreement, the “Advisory Agreements”).

In advance of the meeting, the Directors requested and received extensive materials from the Investment Manager and Sub-Adviser to assist them in considering the approval of the Advisory Agreements. The materials provided by the Investment Manager and Sub-Adviser contained information including detailed comparative information relating to the performance, advisory fees and other expenses of the FEG Absolute Access Fund and the Fund (together, the “Funds”).

The Board engaged in a detailed discussion of the materials with management of the Investment Manager and Sub-Adviser. The Board then met in executive session with the counsel to the Independent Directors for a full review of the materials. Following this session, the meeting reconvened and after further discussion the Board determined that the information presented provided a sufficient basis upon which to approve the Advisory Agreements.

Discussion of Factors Considered

The Board considered, among other things: (1) the nature and quality of the advisory services rendered, including, the complexity of the services provided; (2) the experience and qualifications of the personnel providing such services; (3) the fee structure and the expense ratios in relation to those of other investment companies having comparable investment policies and limitations; (4) the direct and indirect costs that may be incurred by the Investment Manager, the Sub-Adviser and their affiliates in performing advisory services for the Funds, the basis of determining and allocating these costs, and the estimated profitability to the Investment Manager and its affiliates in performing such services; (5) possible economies of scale arising from any anticipated growth of the Funds and the extent to which these would be passed on to the Funds; (6) other compensation or possible benefits to the Investment Manager, the Sub-Adviser and their affiliates arising from their advisory and other relationships with the Funds; (7) possible alternative fee structures or bases for determining fees; (8) the fees charged by the Investment Manager and other investment managers to similar clients and in comparison to industry fees for similar services; (9) the allocation of total fees between the Investment

15

FEG Absolute Access Fund I LLC

Other Information (continued)

(unaudited)

Manager and the Sub-Adviser with respect to FEG Absolute Access Fund; and (10) possible conflicts of interest that the Investment Manager and the Sub-Adviser may have with respect to the Funds. It was noted that the Sub-Adviser does not perform similar services for other clients.

The Board concluded that the nature, extent and quality of the services to be provided by the Investment Manager and the Sub-Adviser to the Funds are appropriate and consistent with the terms of the Funds’ Amended and Restated Limited Liability Company Operating Agreements, that the quality of those services are anticipated to be consistent with industry norms and that the Funds are likely to benefit from the Investment Manager’s and the Sub-Adviser’s management of the Funds’ investment program.

The Board noted FEG Absolute Access Fund’s outperformance when compared against its benchmark for the 1-, 3-, 5- and 7-year time periods.

The Board also concluded that the Investment Manager and the Sub-Adviser had sufficient personnel, with the appropriate education and experience, to serve the Funds effectively and have demonstrated their continuing ability to attract and retain qualified personnel.

The Board considered the anticipated costs of the services provided by the Investment Manager, and the compensation and benefits received by the Investment Manager in providing services to the Funds. The Board reviewed the financial statements of the Investment Manager. In addition, the Board considered any direct or indirect revenues which may be received by the Investment Manager, the Sub-Adviser and their affiliates. The Board concluded that the Investment Manager’s anticipated fees and profits to be derived from its relationship with the Funds in light of the Funds’ expenses, were reasonable in relation to the nature and quality of the services provided, taking into account the fees charged by other investment managers for managing comparable funds. The Board also considered that the subadvisory fee received by InterOcean reflected the overall value of services provided to the Funds and to the Investment Manager, generally. The Board also concluded that the overall expense ratios of the Funds were reasonable, taking into account the projected size of the Funds and the quality of services provided by the Investment Manager.

The Board considered the extent to which economies of scale were expected to be realized relative to fee levels as the Funds’ assets grow.

The Board considered all factors and no one factor alone was deemed dispositive. After further discussion the Board determined that the information presented provided a sufficient basis upon which to approve the Management Agreement and Sub-Advisory Agreement.

Conclusion

After receiving full disclosure of relevant information of the type described above, the Board concluded that the compensation and other terms of the Advisory Agreements were in the best interests of the Funds’ Members.

16

FEG Absolute Access Fund I LLC

Privacy Policy

(unaudited)

In the course of doing business with shareholders, FEG Absolute Access Fund LLC (the “Fund”) collects nonpublic personal information about shareholders. “Nonpublic personal information” is personally identifiable financial information about shareholders. For example, it includes shareholders’ social security number, account balance, bank account information, and purchase and redemption history.

The Fund collects this information from the following sources:

●	Information it receives from shareholders on applications or other forms;
●	Information about shareholder transactions with the Fund and its service providers, or others;
●	Information it receives from consumer reporting agencies (including credit bureaus).

What information does the Fund disclose and to whom does the Fund disclose information?

The Fund only discloses nonpublic personal information collected about shareholders as permitted by law. For example, the Fund may disclose nonpublic personal information about shareholders:

●	To government entities, in response to subpoenas or to comply with laws or regulations.
●	When shareholders direct the Fund to do so or consent to the disclosure.
●	To companies that perform necessary services for the Fund, such as data processing companies that the Fund uses to process shareholders transactions or maintain shareholder accounts.
●	To protect against fraud, or to collect unpaid debts.
●	Information about former shareholders.

If a shareholder closes its account, the Fund will adhere to the privacy policies and practices described in this notice.

How the Fund safeguards information

Within the Fund, access to nonpublic personal information about shareholders is limited to employees and in some cases to third parties (for example, the service providers described above), as permitted by law. The Fund and its service providers maintain physical, electronic, and procedural safeguards that comply with federal standards to guard shareholder nonpublic personal information.

17

FINANCIAL STATEMENTS

FEG Absolute Access Fund LLC Year Ended March 31, 2017 With Report of Independent Registered Public Accounting Firm

FEG Absolute Access Fund LLC

Financial Statements
Year Ended March 31, 2017

Contents

Report of Independent Registered Public Accounting Firm	1

Statement of Assets, Liabilities and Members’ Capital	2
Schedule of Investments	3
Statement of Operations	6
Statements of Changes in Members’ Capital	7
Statement of Cash Flows	8
Financial Highlights	9
Notes to Financial Statements	10

Other Information (Unaudited)

Company Management	17
Other Information	19
Privacy Policy	21

FEG Absolute Access Fund LLC

Report of Independent Registered Public Accounting Firm
March 31, 2017

The Board of Directors and Members of FEG Absolute Access Fund LLC

We have audited the accompanying statement of assets, liabilities and members’ capital of FEG Absolute Access Fund LLC (the Fund), including the schedule of investments, as of March 31, 2017, and the related statements of operations and cash flows for the year then ended, the statements of changes in members’ capital for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2017, by correspondence with the custodian and portfolio fund managers/administrators or by other appropriate auditing procedures where replies from portfolio fund managers/administrators were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of FEG Absolute Access Fund LLC at March 31, 2017, the results of its operations and its cash flows for the year then ended, the changes in its members’ capital for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended in conformity with U.S. generally accepted accounting principles.

Cincinnati, Ohio
June 22, 2017

1

FEG Absolute Access Fund LLC

Statement of Assets, Liabilities and Members’ Capital
March 31, 2017

Assets
Cash	$1,231,821
Short-term investments (cost $7,757,870)	7,757,870
Investments in Portfolio Funds, at fair value (cost $325,980,150)	370,096,868
Receivable for Portfolio Funds sold	3,233,781
Prepaid expenses and other assets	12,726
Total assets	$382,333,066

Liabilities and members’ capital
Capital withdrawals payable	$957,700
Management fee payable	540,292
Professional fees payable	140,395
Accounting and administration fees payable	90,141
Directors fees payable	6,000
Line of credit fees payable	4,444
Other liabilities	38,053
Total liabilities	1,777,025
Members’ capital	380,556,041
Total liabilities and members’ capital	$382,333,066

Components of members’ capital
Paid-in capital	$314,479,005
Accumulated net investment loss	(22,016,596)
Accumulated net realized gain on investments	43,976,914
Accumulated net unrealized appreciation on investments	44,116,718
Members’ capital	$380,556,041

Units issued and outstanding (unlimited units authorized)	293,807
Net Asset Value per unit	$1,295.26

See accompanying notes.

2

FEG Absolute Access Fund LLC

Schedule of Investments
March 31, 2017

Investment Name	Cost	Fair Value	Percentage of Members’ Capital	Withdrawals Permitted (1)	Notice Period (1)
Investments in Portfolio Funds: (2)
United States:
Multi-Strategy: (3)
AG Super Fund, L.P.	$577,426	$799,121	0.2%	Annually (5)	60 days
Canyon Balanced Fund, L.P.	19,642,801	20,462,294	5.4	Quarterly (6)	90 days
Claren Road Credit Partners, L.P.	1,704,952	1,545,220	0.4	Quarterly (5)	45 days
CVI Global Value Fund A, L.P., Class H(4)	466,718	1,396,444	0.4	Quarterly (7)	120 days
Eton Park Fund, L.P., Class B(4)	19,227,946	22,117,933	5.8	Quarterly	65 days
Farallon Capital Partners, L.P.(4)	18,060,570	23,640,000	6.2	Annually (5)	45 days
Fir Tree Capital Opportunity Fund, L.P.	17,850,400	23,673,004	6.2	Annually (5)	90 days
Governors Lane Onshore Fund L.P.	14,000,000	14,984,589	3.9	Annually (5)	65 days
GSO Special Situations Fund, L.P.	166,240	314,844	0.1	Semi-Annually (5)	90 days
HBK Multi-Strategy Fund, L.P., Class A	13,497,263	18,895,556	5.0	Quarterly	90 days
Highfields Capital II, L.P.	115,532	113,992	0.0	Annually (7)	60 days
Kepos Alpha Fund, L.P., Class A	18,550,000	17,417,683	4.6	Quarterly (8)	65 days
LibreMax SL Fund, L.P.	1,486,988	1,820,635	0.5	Not Permitted	N/A
MKP Enhanced Opportunity Partners, L.P.	13,500,000	14,442,490	3.8	Monthly	60 days
OZ Asia Domestic Partners, L.P.	17,250,000	21,650,617	5.7	Quarterly (9)	45 days
Rimrock High Income PLUS (QP) Fund, L.P.	20,000,000	21,984,140	5.8	Annually (7)	120 days
Stark Investments, L.P. (4)	2,883	796	0.0	Quarterly	N/A
Stark Investments, L.P., Class A (4)(10)	132,816	137,128	0.0	Quarterly	N/A
Stark Investments, L.P., Class B (4)(11)	4,746	5,532	0.0	Quarterly	N/A
Strategic Value Restructuring Fund, L.P., Class C	12,530,860	15,614,839	4.1	Annually (5)	95 days
Taconic Opportunity Fund, L.P.	4,187,617	5,179,765	1.3	Quarterly	60 days
Total United States	192,955,758	226,196,622	59.4
Cayman Islands:
Multi-Strategy: (3)
Caxton Global Investments Limited, Class T Unrestricted	18,800,000	18,922,885	5.0	Quarterly	45 days
Coastland Relative Value Fund, LLC - Series B	16,000,000	14,713,497	3.8	Quarterly	60 days
Elliott International Limited	25,928,845	30,720,155	8.1	Semi-Annually (7)	60 days
Eton Park Overseas Fund, Ltd.(4)	1,960,350	2,408,723	0.6	Annually (5)	65 days
Graham Global Investment Fund II SPC, Ltd.	13,640,529	11,702,206	3.1	Monthly	3 days
Highfields Capital, Ltd.(4)	19,194,668	22,713,108	6.0	Annually (7)(12)	60 days
Indaba Capital Partners (Cayman), LP	23,000,000	26,131,141	6.9	Quarterly	90 days
Systematica Alternative Markets Fund Limited	14,500,000	16,588,531	4.4	Monthly (5)	30 days
Total Cayman Islands	133,024,392	143,900,246	37.9

Total investments in Portfolio Funds	325,980,150	370,096,868	97.3

See accompanying notes.

3

FEG Absolute Access Fund LLC

Schedule of Investments (continued)

Investment Name	Cost	Fair Value	Percentage of Members’ Capital
Short-term investments:
United States:
Money market fund:
Federated Goverment Obligations Fund #5, 0.58% (13)	$5,472,009	$5,472,009	1.4%
Fidelity Investments Money Market Government Portfolio - Institutional Class, 0.60% (13)	2,285,861	2,285,861	0.6
Total short-term investments	7,757,870	7,757,870	2.0
Total investments in Portfolio Funds and short-term investments	$333,738,020	377,854,738	99.3

Other assets less liabilities		2,701,303	0.7

Members’ capital		$380,556,041	100.0%

(1)	Redemption frequency and redemption notice period reflect general redemption terms, and exclude liquidity restrictions.

(2)	Non-income producing.

(3)
Absolute return managers, while often investing in the same asset classes as traditional investment managers, do so in a market neutral framework that attempts to arbitrage pricing discrepancies or other anomalies that are unrelated to general market moves. Absolute return strategies are designed to reduce exposure to the market risks that define the broad asset classes and therefore should be viewed as a separate absolute return or diversifying strategy category for asset allocation purposes. An allocation to absolute return strategies can add a potentially valuable element of diversification to a portfolio of traditional investments and can be used by investors as a way to manage the total market risk of their portfolios. Examples of individual strategies that generally fall into this absolute return category include merger arbitrage, fixed income arbitrage, equity market neutral, convertible arbitrage, relative value arbitrage, and other event-driven strategies.

(4)
All or a portion of these investments are held in side-pockets. Such investments generally cannot be withdrawn until removed from the side-pocket, the timing of which cannot be determined. See Note 2 for a discussion of the Fund’s investments in side pockets.

(5)	Withdrawals from these Portfolio Funds are permitted after a one-year lockup period from the date of the initial investment.

(6)	Withdrawals from this Portfolio Fund are permitted on a quarterly basis, with 25%, 33 ⅓E%, 50%, and 100% of the total investment becoming eligible for redemption each successive quarter.

(7)	Withdrawals from these Portfolio Funds are permitted after a two-year lockup period from the date of the initial investment.

(8)
In addition to quarterly withdrawals, monthly withdrawals are also permitted from this Portfolio Fund at a limited amount of 33% of the net asset value held by a shareholder subject to a 0.20% redemption fee on the proceeds.

(9)	Withdrawals from this Portfolio Fund are permitted after a one-year and a quarter lockup period from the date of the initial investment.

(10)	Does not include holdback at cost of $147,718, included in receivable for Portfolio Funds sold in the Statement of Assets, Liabilities and Members’ Capital.

(11)	Does not include holdback at cost of $3,197, included in receivable for Portfolio Funds sold in the Statement of Assets, Liabilities and Members’ Capital.

(12)	In addition to annual withdrawals, semi-annual withdrawals are also permitted from this Portfolio Fund at a limited amount of 25% of the net asset value held by a shareholder.

(13)	The rate shown is the annualized 7-day yield as of March 31, 2017.

See accompanying notes.

4

FEG Absolute Access Fund LLC

Schedule of Investments (continued)

Type of Investment as a Percentage of Total Members’ Capital (Unaudited):

See accompanying notes.

5

FEG Absolute Access Fund LLC

Statement of Operations
Year Ended March 31, 2017

Investment income
Dividend income	$47,410

Expenses
Management fees	3,273,299
Accounting and administration fees	347,196
Professional fees	183,827
Line of credit fees	102,241
Custodian fees	40,296
Directors fees	24,000
Insurance expenses	10,710
Line of credit interest expense	5,590
Other expenses	81,621
Total expenses	4,068,780
Net investment loss	(4,021,370)

Realized and unrealized gain on investments
Net realized gain on investments	6,129,817
Net change in unrealized appreciation/depreciation on investments	16,311,181
Net realized and unrealized gain on investments	22,440,998
Net increase in members’ capital resulting from operations	$18,419,628

See accompanying notes.

6

FEG Absolute Access Fund LLC

Statements of Changes in Members’ Capital

	Year Ended March 31, 2017	Year Ended March 31, 2016
Operations
Net investment loss	$(4,021,370)	$(4,183,378)
Net realized gain (loss) on investments	6,129,817	(1,505,465)
Net change in unrealized appreciation/depreciation on investments	16,311,181	(11,589,153)
Net change in members’ capital resulting from operations	18,419,628	(17,277,996)

Capital transactions
Capital contributions	27,289,847	59,737,509
Capital withdrawals	(50,629,729)	(55,190,017)
Net change in members’ capital resulting from capital transactions	(23,339,882)	4,547,492

Net change in members’ capital	(4,920,254)	(12,730,504)

Members’ capital at beginning of year	385,476,295	398,206,799
Members’ capital at end of year	$380,556,041	$385,476,295

Accumulated net investment loss	$(22,016,596)	$(17,995,226)

Units transactions
Units sold	21,313	46,606
Units redeemed	(39,829)	(43,674)
Net change in units	(18,516)	2,932

See accompanying notes.

7

FEG Absolute Access Fund LLC

Statement of Cash Flows
Year Ended March 31, 2017

Operating activities
Net increase in members’ capital resulting from operations	$18,419,628
Adjustments to reconcile net increase in members’ capital resulting from operations to net cash provided by operating activities:
Purchases of investments in Portfolio Funds	(24,000,000)
Proceeds from sales of investments in Portfolio Funds	56,003,457
Net realized gain on investments	(6,129,817)
Net change in unrealized appreciation/depreciation on investments	(16,311,181)
Purchases of short-term investments, net	(4,666,842)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(11,937)
Management fee payable	(5,991)
Professional fees payable	31,994
Accounting and administration fees payable	(1,123)
Other liabilities	2,900
Net cash provided by operating activities	23,331,088

Financing activities
Proceeds from line of credit	5,000,000
Payments for line of credit	(5,000,000)
Line of credit fees payable	1,880
Proceeds from capital contributions	26,539,847
Payments for capital withdrawals	(51,320,145)
Net cash used in financing activities	(24,778,418)

Net change in cash	(1,447,330)
Cash at beginning of year	2,679,151
Cash at end of year	$1,231,821

Supplemental disclosure of interest paid	$5,590

See accompanying notes.

8

FEG Absolute Access Fund LLC

Financial Highlights

	Year Ended March 31,
	2017	2016	2015	2014
Per unit operating performances: (1)(2)
Net asset value per unit, beginning of year	$1,234.22	$1,287.07	$1,225.97	$1,141.52
Income (loss) from investment operations:
Net investment loss	(17.32)	(12.98)	(4.81)	(3.84)
Net realized and unrealized gain (loss) on investments	78.36	(39.87)	65.91	88.29
Total change in per unit value from investment operations	61.04	(52.85)	61.10	84.45

Net asset value per unit, end of year	$1,295.26	$1,234.22	$1,287.07	$1,225.97

	Year Ended March 31,
	2017	2016	2015	2014	2013
Ratios to average members’ capital: (3)
Total expenses	1.07%	1.06%	1.06%	1.12%	1.21%
Net investment loss	(1.05)%	(1.04)%	(1.06)%	(1.12)%	(1.21)%

Total return	4.95%	(4.11)%	4.98%	7.40%	8.26%
Portfolio turnover	6.43%	12.33%	28.75%	17.93%	7.96%
Members’ capital end of year (000’s)	$380,556	$385,476	$398,207	$314,170	$232,230

(1)	Selected data is for a single unit outstanding throughout the year.

(2)	Effective April 1, 2013, the Company was unitized.

(3)	The ratios do not include investment income or expenses of the Portfolio Funds in which the Company invests.

See accompanying notes.

9

FEG Absolute Access Fund LLC

Notes to Financial Statements
Year Ended March 31, 2017

1. Organization

FEG Absolute Access Fund LLC (the “Company”) was formed on January 18, 2008, and is a Delaware limited liability company that commenced operations on April 1, 2008. The Company registered with the U.S. Securities and Exchange Commission (the “SEC”) on August 16, 2010, under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Company’s Board of Directors (the “Board”) has overall responsibility for the management and supervision of the Company’s operations. To the extent permitted by applicable law, the Board may delegate any of its respective rights, powers, and authority to, among others, the officers of the Company, any committee of the Board, or the Investment Manager (as defined below). Under the supervision of the Board and pursuant to an investment management agreement, FEG Investors, LLC serves as the investment manager (the “Investment Manager”) to the Company. The Investment Manager is a registered investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Pursuant to a sub-advisory agreement with the Investment Manager and the Company, InterOcean Capital, LLC, an investment adviser registered under the Advisers Act, serves as the Company’s sub-adviser (in such capacity, the “Sub-Adviser”). The Sub-Adviser participates by appointing a member of the Investment Manager’s investment policy committee, thereby assisting in oversight of the Company’s investments, making Portfolio Fund Manager (as defined below) selection and termination recommendations and approving significant and strategic asset allocation changes.

The Company’s investment objective is to achieve capital appreciation in both rising and falling markets, although there can be no assurance that the Company will achieve this objective. The Company was formed to capitalize on the experience of the Investment Manager’s principals by creating a fund-of-funds product, which offers professional portfolio fund manager due diligence, selection and monitoring, consolidated reporting, risk monitoring, and access to portfolio fund managers for a smaller minimum investment than would be required for direct investment. The Investment Manager manages the Company by allocating its capital among a number of independent general partners or investment managers (the “Portfolio Fund Managers”) acting through pooled investment vehicles and/or managed accounts (collectively, the “Portfolio Funds”).

Units of limited liability company interest (“Units”) of the Company are offered only to investors (“Members”) that represent that they are an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended (the “1933 Act”).

UMB Fund Services, Inc., a subsidiary of UMB Financial Corporation, serves as the Company’s administrator (the “Administrator”). The Company has entered into an agreement with the Administrator to perform general administrative tasks for the Company, including but not limited to maintenance of the books and records of the Company and the capital accounts of the Members of the Company.

2. Significant Accounting Policies

The Company is an investment company, and as such, these financial statements have applied the guidance set forth in Accounting Standards Codification (“ASC”) 946, Financial Services—Investment Companies. The following is a summary of significant accounting and reporting policies used in preparing the financial statements.

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

10

FEG Absolute Access Fund LLC

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Calculation of Members’ Capital and Net Asset Value per Unit

The Company calculates its Members’ capital as of the close of business on the last business day of each calendar month and the last day of each fiscal period. In determining its Members’ capital, the Company values its investments as of such month-end or as of the end of such fiscal period, as applicable. The Members’ capital of the Company equals the value of the total assets of the Company less liabilities, including accrued fees and expenses, each determined as of the date the Company’s Members’ capital is calculated. The Net Asset Value per Unit equals Members’ capital divided by Units outstanding.

Investments in Portfolio Funds

The Company values its investments in Portfolio Funds at fair value, which generally represents the Company’s pro rata interest in the members’ capital of the Portfolio Funds, net of management fees and incentive allocations payable to Portfolio Fund Managers. The underlying investments held by the Portfolio Funds are valued at fair value in accordance with the policies established by the Portfolio Funds, as described in their respective financial statements and agreements. Due to the inherent uncertainty of less liquid investments, the value of certain investments held by the Portfolio Funds may differ from the values that would have been used if a ready market existed. The Portfolio Funds may hold investments for which market quotations are not readily available and are thus valued at their fair value, as determined in good faith by their respective Portfolio Fund Managers. Net realized and unrealized gains and losses from investments in Portfolio Funds are reflected in the Statement of Operations. Realized gains and losses from Portfolio Funds are recorded on the average cost basis.

For the year ended March 31, 2017, the aggregate cost of purchases and proceeds from sales of investments in Portfolio Funds were $24,000,000 and $59,056,909, respectively.

Certain of the Portfolio Funds may hold a portion of their assets as side-pocket investments (the “Side-Pockets”), which have restricted liquidity, potentially extending over a much longer period of time than the typical liquidity an investment in a Portfolio Fund may provide. Should the Company seek to liquidate its investments in the Side-Pockets, the Company might not be able to fully liquidate its investment without delay, and such delay could be considerable. In such cases, until the Company is permitted to fully liquidate its interest in the Side-Pockets, the value of its investment could fluctuate based on adjustments to the fair value of the Side-Pockets. As of March 31, 2017, 8 of the 29 Portfolio Funds in which the Company invested had all or a portion of their assets held as Side-Pockets. The fair value of these Side-Pockets as of March 31, 2017 was $4,166,427 and represented 1.09% of total Members’ capital.

Fair Value of Financial Instruments

In accordance with ASC 820, Fair Value Measurement, fair value is defined as the price that the Company would receive if it were to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions that market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs), and (2) inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the fair value of the Company’s investments.

11

FEG Absolute Access Fund LLC

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The inputs are summarized in the three broad levels listed below:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. This includes situations where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments.

Short-term investments represent investments in money market funds. Short-term investments are recorded at fair value, which is their published net asset value and are listed in the table below as a Level 1 investment.

Investments in Portfolio Funds are recorded at fair value, using the Portfolio Funds’ net asset value as a practical expedient.

The following table represents the investments carried at fair value in the Statement of Assets, Liabilities and Members’ Capital by level within the valuation hierarchy as of March 31, 2017:

Investments	Level 1	Level 2	Level 3	Total
Short-term investments	$7,757,870	$—	$—	$7,757,870
Total	$7,757,870	$—	$—	$7,757,870

In accordance with ASC 820, investments in Portfolio Funds with a fair value of $370,096,868 are excluded from the fair value hierarchy as of March 31, 2017.

The Schedule of Investments categorizes the aggregate fair value of the Company’s investments in the Portfolio Funds by domicile, investment strategy, and liquidity.

The Company discloses transfers between levels based on valuations at the end of the reporting period. There were no transfers between Levels 1, 2, or 3 for the year ended March 31, 2017.

Investment Transactions and Investment Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Taxation

The Company is treated as a partnership for federal income tax purposes and therefore is not subject to U.S. federal income tax. For income tax purposes, the individual Members will be taxed upon their distributive share of each item of the Company’s profit and loss. The only taxes payable by the Company are withholding taxes applicable to certain investment income.

12

FEG Absolute Access Fund LLC

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Management has analyzed the Company’s tax positions for all open tax years, which include the years ended December 31, 2013 through December 31, 2016, and has concluded that as of March 31, 2017, no provision for income taxes is required in the financial statements. Therefore, no additional tax expense, including any interest and penalties, was recorded in the current year and no adjustments were made to prior periods. To the extent the Company recognizes interest and penalties, they are included in interest expense and other expenses, respectively, in the Statement of Operations.

Capital Contributions Received in Advance and Capital Withdrawals Payable

Capital contributions received in advance are comprised of cash received on or prior to fiscal year-end for which Units are issued on the first day of the following fiscal year. Capital contributions received in advance do not participate in the earnings of the Company until such Units are issued. Capital withdrawals payable are comprised of requests for withdrawals that were effective at fiscal year-end but were paid subsequent to fiscal year-end.

3. Investments in Portfolio Funds

The Investment Manager utilizes due diligence processes with respect to the Portfolio Funds and their Portfolio Fund Managers, which are intended to assist management in determining that financial information provided by the underlying Portfolio Fund Managers is reasonably reliable.

The Company has the ability to liquidate its investments in Portfolio Funds periodically in accordance with the provisions of the respective Portfolio Fund’s operating agreement; however, these withdrawal requests may be subject to certain lockup periods such as gates, suspensions, and the Side-Pockets, or other delays, fees, or restrictions in accordance with the provisions of the respective Portfolio Fund’s operating agreement.

The Portfolio Funds in which the Company has investments may utilize a variety of financial instruments in their trading strategies, including equity and debt securities of both U.S. and foreign issuers, options and futures, forwards, and swap contracts. These financial instruments contain various degrees of off-balance-sheet risk, including both market and credit risk. Market risk is the risk of potentially adverse changes to the value of the financial instruments and their derivatives because of the changes in market conditions, such as interest and currency rate movements and volatility in commodity or security prices. Credit risk is the risk of the potential inability of counterparties to perform based on the terms of the contracts, which may be in excess of the amounts recorded in the Portfolio Funds’ respective statement of financial condition. In addition, several of the Portfolio Funds sell securities sold, not yet purchased, whereby a liability is created for the repurchase of the security at prevailing prices. Such Portfolio Funds’ ultimate obligations to satisfy the sales of securities sold, not yet purchased may exceed the amount recorded in the Portfolio Funds’ respective statement of financial condition. However, due to the nature of the Company’s interest in these investment entities, the Company’s risk with respect to such transactions is generally limited to its investment in each Portfolio Fund.

The Company is also subject to liquidity risks, including the risk that the Company may encounter difficulty in generating cash to meet obligations associated with tender requests. Liquidity risk may result from an inability of the Company to sell an interest in a Portfolio Fund on a timely basis at an amount that approximates its fair value. The Portfolio Funds require advance notice for withdrawal requests, generally only permit withdrawals at specified times, and have the right in certain circumstances to limit or delay withdrawals.

The Portfolio Funds provide for compensation to the respective Portfolio Fund Managers in the form of management fees generally ranging from 1.0% to 3.0% annually of members’ capital, and incentive allocations that typically range between 10.0% and 30.0% of profits, subject to loss carryforward provisions, as defined in the respective Portfolio Funds’ operating agreement.

13

FEG Absolute Access Fund LLC

Notes to Financial Statements (continued)

4. Management Fee and Related Party Transactions

The Investment Manager receives from the Company a monthly management fee (the “Management Fee”) equal to 1/12 of 0.85% of the Company’s month-end Members’ capital balance, prior to reduction for the Management Fee then being calculated (a 0.85% annual rate). The Management Fee is paid monthly in arrears and is prorated with respect to investments in the Company made other than at the beginning of a month. The Management Fee totaled $3,273,299 for the year ended March 31, 2017, of which $540,292 was payable as of March 31, 2017.

The Investment Manager, not the Company, pays the Sub-Adviser a monthly fee equal to 10% of the Management Fee received by the Investment Manager from the Company as of the end of each calendar month. Effective May 11, 2015, the Sub-Adviser agreed to waive any unpaid past and future compensation that did or would exceed 10% of the adjusted income of the Investment Manager attributable to the services that the Investment Manager renders to the Company.

Each member of the Board who is not an “interested person” of the Company (the “Independent Directors”), as defined by the 1940 Act, receives a quarterly retainer of $3,000. In addition, all Independent Directors are reimbursed by the Company for all reasonable out-of-pocket expenses incurred by them in performing their duties. The Company’s Independent Director fees totaled $24,000 for the year ended March 31, 2017, of which $6,000 was payable as of March 31, 2017.

As of March 31, 2017, FEG Absolute Access Fund I LLC (formerly, FEG Absolute Access TEI Fund LLC), an affiliated investment company of the Company registered under the 1940 Act and the 1933 Act, owned 88.02% of the Company’s outstanding Units, with a value of $334,976,685.

5. Members’ Capital

In accordance with the Company’s Amended and Restated Limited Liability Company Operating Agreement (as most recently amended and restated on April 1, 2013, and as it may be further amended, the “Operating Agreement”), net profits or net losses are allocated monthly to the Members in proportion to their respective capital accounts. In addition, each Member’s liability is generally limited to its investment in the Company.

Members may be admitted when permitted by the Board. Generally, Members will only be admitted as of the beginning of a calendar month, but may be admitted at any other time at the discretion of the Board. The minimum initial investment is $50,000, and additional contributions from existing Members may be made in a minimum amount of $25,000, although the Board may waive such minimums in certain cases.

No Member will have the right to require the Company to redeem its Units. Rather, the Board may, from time to time and in its complete and absolute discretion, cause the Company to offer to repurchase Units from Members pursuant to written requests by Members on such terms and conditions as it may determine. In determining whether the Company should offer to repurchase Units from Members pursuant to written requests, the Board will consider, among other things, the recommendation of the Investment Manager. The Investment Manager expects that it will recommend such repurchase offers twice a year, effective as of June 30th and December 31st. The repurchase amount will be determined by the Board in its complete and absolute discretion, but is expected to be no more than approximately 25% of the Company’s outstanding Units. The Board also will consider the following factors, among others, in making such determination: (i) whether any Members have requested that the Company repurchase Units; (ii) the liquidity of the Company’s assets; (iii) the investment plans and working capital requirements of the Company; (iv) the relative economies of scale with respect to the size of the Company; (v) the history of the Company in repurchasing Units; (vi) the conditions in the securities markets and economic conditions generally; and (vii) the anticipated tax consequences of any proposed repurchases of Units.

14

FEG Absolute Access Fund LLC

Notes to Financial Statements (continued)

5. Members’ Capital (continued)

The Company’s Operating Agreement provides that the Company will be dissolved if any Member that has submitted a written request, in accordance with the terms of the Operating Agreement, to tender all of such Member’s Units for repurchase by the Company has not been given the opportunity to so tender within a period of two (2) years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period).

When the Board determines that the Company will offer to repurchase Units (or portions of Units), written notice will be provided to Members that describes the commencement date of the repurchase offer, and specifies the date on which repurchase requests must be received by the Company (the “Repurchase Request Deadline”).

For Members tendering all of their Units in the Company, Units will be valued for purposes of determining their repurchase price as of a date approximately 95 days after the Repurchase Request Deadline (the “Full Repurchase Valuation Date”). The amount that a Member who is tendering all of its Units in the Company may expect to receive on the repurchase of such Member’s Units will be the value of the Member’s capital account determined on the Full Repurchase Valuation Date, and the Company will generally not make any adjustments for final valuations based on adjustments received from the Portfolio Funds, and the withdrawing Member (if such valuations are adjusted upwards) or the remaining Members (if such valuations are adjusted downwards) will bear the risk of change of any such valuations.

Members who tender a portion of their Units in the Company (defined as a specific dollar value in their repurchase request), and which portion is accepted for repurchase by the Company, will receive such specified dollar amount. Within five days of the Repurchase Request Deadline, each Member whose Units have been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Company entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Full Repurchase Valuation Date (after giving effect to all allocations to be made as of that date to such Member’s capital account). The note will entitle the Member to be paid within 30 days after the Full Repurchase Valuation Date, or ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from the Portfolio Funds, whichever is later (either such date, a “Payment Date”). Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Units held by such Member, such Member shall receive (i) a non-interest bearing, non-transferable promissory note, in an amount equal to 90% of the estimated unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Full Repurchase Valuation Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Company’s next annual audit, which is expected to be completed within 60 days after the end of the Company’s fiscal year-end. The note will be held by the Administrator on the Member’s behalf. Upon written request by a Member to the Administrator, the Administrator will mail the note to the Member at the address of the Member as maintained in the books and records of the Fund.

The Company does not intend to impose any charges on the repurchase of Units.

If Members request that the Company repurchase a greater number of Units than the repurchase offer amount as of the Repurchase Request Deadline, as determined by the Board in its complete and absolute discretion, the Company shall repurchase the Units pursuant to repurchase requests on a pro rata basis, disregarding fractions, according to the portion of the Units requested by each Member to be repurchased as of the Repurchase Request Deadline.

A Member who tenders some but not all of the Member’s Units for repurchase will be required to maintain a minimum capital account balance of $50,000. The Company reserves the right to reduce the amount to be repurchased from a Member so that the required capital account balance is maintained.

15

FEG Absolute Access Fund LLC

Notes to Financial Statements (continued)

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is not known. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Credit Facility

Effective September 30, 2013 (the “Closing Date”), the Company entered into a $20 million line of credit facility (the “LOC”) used for cash management purposes, such as providing liquidity for investments and repurchases. A fee of 50 basis points (0.50%) per annum is payable monthly in arrears on the unused portion of the LOC, while the interest rate charged on borrowings on the LOC is the 1-month London Interbank Offer Rate plus a spread of 200 basis points (2.00%). The average interest rate and average daily loan balance for the 15 days the Company had outstanding borrowings under the LOC were 2.78% and $5,000,000, respectively, for the fiscal year ended March 31, 2017. As of March 31, 2017, the unused amount of the LOC was $20,000,000.

Assets permitted as investment collateral include U.S. marketable obligations, bankers’ acceptance and certificates of deposit, money market accounts, demand deposits, and time deposits. Effective October 1, 2016, the LOC agreement was amended to change the scheduled commitment termination date (the “Termination Date”) to September 30, 2017. The LOC agreement can be terminated on the earliest to occur of (i) the date declared by the lender in respect of the occurrence of an event of default, (ii) a date selected by the Company upon at least 30 days’ prior written notice to the lender, or (iii) the Termination Date.

8. Subsequent Events

The Investment Manager evaluated subsequent events through the date the financial statements were issued and concluded that there were no recognized or unrecognized subsequent events that required disclosure in or adjustment to the Company’s financial statements.

16

FEG Absolute Access Fund LLC

Company Management

(unaudited)

The identity of the Board Members and brief biographical information as of March 31, 2017 is set forth below. The Company’s Statement of Additional Information includes additional information about the Board Members and is available, without charge, by calling 1-888-268-0333.

INDEPENDENT DIRECTORS
Name, Date Of Birth, And Address	Position(s) Held With The Company	Term Of Office And Length Of Time Served	Principal Occupation(s) During Past 5 Years And Other Directorships Held By Director	Number Of Portfolios In Fund Complex Overseen By Director
David Clark Hyland August 13, 1963 6596 Madeira Hills Drive, Cincinnati, OH 45243	Director; Chairman of Audit Committee	Indefinite; Since Inception	Associate Professor of Finance, Xavier University since 2008; Board of Advisors, Sterling Valuation Group, 2006-present.	4
Gregory James Hahn January 23, 1961 2565 Durbin Drive, Carmel, IN 46032	Director; Audit Committee Member	Indefinite; Since Inception	Chief Investment Officer, Portfolio Manager, Investment Strategy, Winthrop Capital Management, LLC since 2007.	4

INTERESTED DIRECTORS AND OFFICERS
Name, Date Of Birth, And Address	Position(s) Held With The Company	Term Of Office And Length Of Time Served	Principal Occupation(s) During Past 5 Years And Other Directorships Held By Director Or Officer	Number Of Portfolios In Fund Complex Overseen By Director Or Officer
Ryan S. Wheeler February 6, 1979 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	President; Secretary	Indefinite; Since February 2017 (President) and Inception (Secretary)	Director of Fund Operations since 2012 and Research Analyst from 2008-2012, Fund Evaluation Group, LLC.	4
Mary T. Bascom April 24, 1958 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	Treasurer	Indefinite; Since Inception	Chief Financial Officer, since 1999, Fund Evaluation Group, LLC.	4

17

FEG Absolute Access Fund LLC

Company Management (continued)

(unaudited)

INTERESTED DIRECTORS AND OFFICERS (continued)
Name, Date Of Birth, And Address	Position(s) Held With The Company	Term Of Office And Length Of Time Served	Principal Occupation(s) During Past 5 Years And Other Directorships Held By Director Or Officer	Number Of Portfolios In Fund Complex Overseen By Director Or Officer
Julie T. Thomas July 10, 1962 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	Chief Compliance Officer	Indefinite; Since December 2016	Chief Compliance Officer, Fund Evaluation Group, LLC, since November 2015; Vice President, Deputy Chief Compliance Officer, The Ohio National Life Insurance Company, January 2015-November 2015; Chief Compliance Officer, 2013-2015, Director, Fund Compliance, 2012-2013, Fund Compliance Officer, 2011-2012; Suffolk Capital Management LLC, Fiduciary Capital Management, LLC, Ohio National Investments, Inc., and Ohio National Fund.	4
Kevin J. Conroy December 14, 1977 c/o Fund Evaluation Group, LLC 201 E. Fifth St., Suite 1600, Cincinnati, OH 45202	Vice President	Indefinite; Since August 2016	Vice President of Hedged Strategies and Assistant Portfolio Manager since 2014, Senior Analyst of Hedged Strategies, 2012-2014, Analyst of Hedged Strategies, 2011-2012, Fund Evaluation Group, LLC.	4

18

FEG Absolute Access Fund LLC

Other Information

(unaudited)

Information on Proxy Voting

A description of the policies and procedures that the Company uses to determine how to vote proxies relating to portfolio securities is available without charge, upon request, by calling 1-888-268-0333. It is also available on the SEC’s website at http://www.sec.gov.

Information regarding how the Company voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling 1-888-268-0333, and on the SEC’s website at http://www.sec.gov.

Availability of Quarterly Report Schedule

The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Company’s Forms N-Q are available on the SEC’s website at http://www.sec.gov. The Company’s Forms N-Q may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Approval of Investment Management and Sub-Advisory Agreements

At a meeting of the Board of the Company held on February 21, 2017, by a unanimous vote, the Board, including a majority of the Directors who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”), approved the continuation of the investment management agreement (the “Investment Management Agreement”) between the Investment Manager and the Company and the sub-advisory agreement among the Investment Manager, Sub-Adviser, and the Company (the “Sub-Advisory Agreement”, and together with the Investment Management Agreement, the “Advisory Agreements”).

In advance of the meeting, the Directors requested and received extensive materials from the Investment Manager and Sub-Adviser to assist them in considering the approval of the Advisory Agreements. The materials provided by the Investment Manager, and Sub-Adviser contained information including detailed comparative information relating to the performance, advisory fees and other expenses of the Company.

The Board engaged in a detailed discussion of the materials with management of the Investment Manager and Sub-Adviser. The Board then met in executive session with the counsel to the Independent Directors for a full review of the materials. Following this session, the meeting reconvened and after further discussion the Board determined that the information presented provided a sufficient basis upon which to approve the Advisory Agreements.

Discussion of Factors Considered

The Board considered, among other things: (1) the nature and quality of the advisory services rendered, including, the complexity of the services provided; (2) the experience and qualifications of the personnel providing such services; (3) the fee structure and the expense ratios in relation to those of other investment companies having comparable investment policies and limitations; (4) the direct and indirect costs that may be incurred by the Investment Manager, the Sub-Adviser, and their affiliates in performing advisory services for the Company, the basis of determining and allocating these costs, and the estimated profitability to the Investment Manager and its affiliates in performing such services; (5) possible economies of scale arising from any anticipated growth of the Company and the extent to which these would be passed on to the Company; (6) other compensation or possible benefits to the Investment Manager, the Sub-Adviser, and their affiliates arising from their advisory and other relationships with the Company; (7) possible alternative fee structures or bases for determining fees; (8) the fees charged by the Investment Manager and other investment managers to similar clients and in comparison to industry fees for similar services; (9) the allocation of total fees between the Investment Manager and the Sub-Adviser with respect to the Company; and (10) possible conflicts of interest that the Investment Manager and the Sub-Adviser may have with respect to the Company. It was noted that the Sub-Adviser does not perform similar services for other clients.

19

FEG Absolute Access Fund LLC

Other Information (continued)

(unaudited)

The Board concluded that the nature, extent and quality of the services to be provided by the Investment Manager and the Sub-Adviser to the Company are appropriate and consistent with the terms of the Company’s Amended and Restated Limited Liability Company Operating Agreement, that the quality of those services are anticipated to be consistent with industry norms and that the Company is likely to benefit from the Investment Manager’s and the Sub-Adviser’s management of the Company’s investment program.

The Board noted the Company’s outperformance when compared against the Company’s benchmark for the 1-, 3-, 5- and 7-year time periods.

The Board also concluded that the Investment Manager and the Sub-Adviser had sufficient personnel, with the appropriate education and experience, to serve the Funds effectively and have demonstrated their continuing ability to attract and retain qualified personnel.

The Board considered the anticipated costs of the services provided by the Investment Manager, and the compensation and benefits received by the Investment Manager in providing services to the Company. The Board reviewed the financial statements of the Investment Manager. In addition, the Board considered any direct or indirect revenues which may be received by the Investment Manager, the Sub-Adviser, and their affiliates. The Board concluded that the Investment Manager’s anticipated fees and profits to be derived from its relationship with the Company in light of the Company’s expenses, were reasonable in relation to the nature and quality of the services provided, taking into account the fees charged by other investment managers for managing comparable funds. The Board also considered that the subadvisory fee received by InterOcean reflected the overall value of services provided to the Company and to the Investment Manager, generally. The Board also concluded that the overall expense ratios of the Company was reasonable, taking into account the projected size of the Company and the quality of services provided by the Investment Manager.

The Board considered the extent to which economies of scale were expected to be realized relative to fee levels as the Company’s assets grow.

The Board considered all factors and no one factor alone was deemed dispositive. After further discussion the Board determined that the information presented provided a sufficient basis upon which to approve the Management Agreement and Sub-Advisory Agreement.

Conclusion

After receiving full disclosure of relevant information of the type described above, the Board of Directors of the Company concluded that the compensation and other terms of the Advisory Agreements were in the best interests of the Company’s Members.

20

FEG Absolute Access Fund LLC

Privacy Policy

(unaudited)

In the course of doing business with shareholders, FEG Absolute Access Fund LLC (the “Fund”) collects nonpublic personal information about shareholders. “Nonpublic personal information” is personally identifiable financial information about shareholders. For example, it includes shareholders’ social security number, account balance, bank account information, and purchase and redemption history.

The Fund collects this information from the following sources:

●	Information it receives from shareholders on applications or other forms;
●	Information about shareholder transactions with the Fund and its service providers, or others;
●	Information it receives from consumer reporting agencies (including credit bureaus).

What information does the Fund disclose and to whom does the Fund disclose information?

The Fund only discloses nonpublic personal information collected about shareholders as permitted by law. For example, the Fund may disclose nonpublic personal information about shareholders:

●	To government entities, in response to subpoenas or to comply with laws or regulations.
●	When shareholders direct the Fund to do so or consent to the disclosure.
●	To companies that perform necessary services for the Fund, such as data processing companies that the Fund uses to process shareholders transactions or maintain shareholder accounts.
●	To protect against fraud, or to collect unpaid debts.
●	Information about former shareholders.

If a shareholder closes its account, the Fund will adhere to the privacy policies and practices described in this notice.

How the Fund safeguards information

Within the Fund, access to nonpublic personal information about shareholders is limited to employees and in some cases to third parties (for example, the service providers described above), as permitted by law. The Fund and its service providers maintain physical, electronic, and procedural safeguards that comply with federal standards to guard shareholder nonpublic personal information.

21

APPENDIX A

FEG INVESTORS, LLC

PROXY VOTING POLICY AND PROCEDURES

Policy

The Firm will accept discretionary authority over a client’s proxy if the Firm has discretionary authority over the client’s advisory account and the advisory contract does not expressly state that the Firm will not be voting proxies or the client does not retain voting authority.

The Firm may utilize a third party service provider for proxy voting matters.  Designated supervisor(s) (“voting officer(s)”) have been delegated the authority for monitoring proxy actions, making voting decisions in accordance with these policies, and ensuring that proxies are submitted in a timely manner.  The applicable voting officer will also be responsible for ensuring that clients’ requests for these proxy voting policies and procedures and/or their voting information is responded to effectively within a prompt time period.

In voting proxies, the Firm will vote strictly in accordance with the best interests of the beneficiaries and in light of the purposes for which each individual account was created.  The Firm will generally support the management nominees of the issuer, because the company knows the individuals best to lead it.  In addition, proxies will generally be voted along management’s guidelines as indicated on the proxy.  The review of long-term and short-term advantages will be weighed when making these decisions.  Support will be given for proposals that support shareholder rights and increase management accountability to the shareholders without sacrificing management’s flexibility.

In some situations, the Firm expects that proxies could request the Firm to vote in favor of measures that reduce the rights, powers and authority, and/or increase the duties and obligations, associated with the security in question.  However, the Firm still anticipates voting proxies in favor of management despite any reduction in rights, powers and authority, and/or increase the duties and obligations if (a) the Firm reasonably believes that continuing to hold such security has a reasonable probability of conferring client benefits outweighs the adverse affect on the client of such proxy request; and (b) the approval of such proxy would not result in the Firm violating applicable investment objectives, policies or restrictions.

Unless a proxy is passed on to an authorized voter, the Firm will record the date proxies are voted, and those not voted will be specified with the underlying reason.  Each item to be voted on should be voted separately and individually, not voted in blank.  The proxy must be dated and signed in the Firm’s name and the capacity in which it serves should be on the proxy, plus the voting officer’s name and title.  The applicable voting officer is responsible for ensuring that the following proxy records are maintained for five (5) years, the first two in an appropriate office of the Firm:

1.	Records of proxy statements received regarding client securities;
2.	Records of each vote cast by the Firm on behalf of a client;
3	Copies of any document created by the Firm that was material to making a decision on voting clients’ securities;
4.	Records of all communications received and internal documents created that were material to the voting decision; and
5.	Each written client request for proxy voting information and the Firm’s written response to such client request (written or oral) for proxy voting information.
6.	Documentation noting the rationale behind each proxy vote decision made.

If the Firm utilizes a third–party, service provider for proxy voting, the Firm will rely on the provider to maintain proxy statements and records of proxy votes cast.  The Firm will obtain an undertaking from the third party to provide a copy of the documents promptly upon request.

The applicable voting officer shall be responsible for determining whether a proxy raises a conflict of interest with respect to the Firm.  The voting officer will determine, based on a review of the issues raised by the conflict of interest, the nature of the potential conflict and, most importantly, given the Firm’s commitment to vote proxies in the best interests of client accounts, how the proxy will be handled.

The Firm is aware of the following potential conflicts that could exist:

•	The Firm receives increased compensation as a result of the proxy vote due to increased or additional fees or other charges to be paid by the client.

•
The Firm retains an institutional client, or is in the process of retaining an institutional client that is affiliated with an issuer subject to a proxy.  This type of relationship may influence the Firm to vote with management on proxies to gain favor with management.

•
The Firm retains a client or investor, or is in the process of retaining a client or investor that is an officer or director of an issuer that is held in a client’s portfolio.  The similar conflicts of interest exist in this relationship as discussed above.

•
The Firm’s employees maintain a personal and/or business relationship (not an advisory relationship) with issuers or individuals that serve as officers or directors of issuers.  For example, the spouse of a Firm employee may be a high-level executive of an issuer that is held in a client’s portfolio.  The spouse could attempt to influence the Firm to vote in favor of management.

•
The Firm or an employee personally owns a significant number of an issuer’s securities that are also held in a client’s portfolio. For any number of reasons, an employee may seek to vote proxies in a different direction for his/her personal holdings than would otherwise be warranted by the proxy voting policy.  The employee could oppose voting the proxies according to the policy and successfully influence the Firm to vote proxies in contradiction to the policy.

The Firm realizes that due to the difficulty of predicting and identifying all material conflicts, it must rely on its employees to notify the Firm’s Chief Compliance Officer and applicable voting officer of any material conflict that may impair the Firm’s ability to vote proxies in an objective manner.

The applicable voting officer will perform one of the following duties as a result:

1.	Vote the proxy in accordance with the Firm’s proxy policies;
2.	Disclose the conflict to the client(s), providing sufficient information regarding the matter and the nature of the Firm’s conflict, and obtaining consent before voting;
3.	Employ an outside service provider to advise in the voting of the proxy;
4.	Employ an outside service provider to vote the proxy on behalf of the Firm and its clients; or
5.	Decline to vote the proxy because the cost of addressing the potential conflict of interest is greater than the benefit to the clients of voting the proxy.

The applicable voting officer will document all instances where a proxy involved a conflict of interest, including the nature and the circumstances of the conflict, the steps taken by the Firm to resolve the conflict of interest, and the vote(s) as a result.

PART C:
OTHER INFORMATION

FEG Absolute Access Fund I LLC (the “Registrant”)

Item 25. Financial Statements and Exhibits

(1)	Financial Statements are included as Appendix A to the Statement of Additional Information filed herewith.

(2)	Exhibits

(a)(1)	Second Amended and Restated Limited Liability Company Operating Agreement is incorporated by reference to Exhibit (a)(1) of the Registrant’s Registration Statement as previously filed on June 6, 2017.

(a)(2)	Amendment of Limited Liability Company Operating Agreement is incorporated by reference to Exhibit (a)(2) of the Registrant’s Registration Statement as previously filed on June 6, 2017.

(a)(3)	Certificate of Limited Liability Company is incorporated by reference to Exhibit (a)(2) of the Registrant’s Registration Statement as previously filed on February 11, 2011.

(a)(4)	Amendment to Certificate of Limited Liability Company is incorporated by reference to Exhibit (a)(3) of the Registrant’s Registration Statement as previously filed on December 11, 2015.

(b)	Not applicable.

(c)	Not applicable.

(d)	Refer to Exhibit (a)(1).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)(1)	Form of Distribution Agreement is incorporated by reference to Exhibit (h)(1) of the Registrant’s Registration Statement as previously filed on January 8, 2015.

(h)(2)	Form of Distribution and Service Plan is incorporated by reference to Exhibit (h)(2) of the Registrant’s Registration Statement as previously filed on January 8, 2015.

(h)(3)	Form of Distribution Agreement Novation is incorporated by reference to Exhibit (h)(3) of the Registrant’s Registration Statement as previously filed on June 6, 2017.

(i)	Not applicable.

(j)	Form of Custody Agreement is incorporated by reference to Exhibit (j) of the Registrant’s Registration Statement as previously filed on February 11, 2011.

(k)(1)	Form of Administration Agreement is incorporated by reference to Exhibit (k)(1) of the Registrant’s Registration Statement as previously filed on February 11, 2011.

(k)(2)	Form of Escrow Agreement is incorporated by reference to Exhibit (k)(2) of the Registrant’s Registration Statement as previously filed on February 11, 2011.

(k)(3)	Powers of Attorney for Gregory James Hahn and David Clark Hyland are incorporated by reference to Exhibit (k)(3) of the Registrant’s Registration Statement as previously filed on June 6, 2017.

(l)(1)	Consent of Drinker Biddle & Reath LLP is filed herewith.

(l)(2)	Opinion of Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (l)(2) of the Registrant’s Registration Statement as previously filed on January 8, 2015.

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm is filed herewith.

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant is incorporated by reference to Exhibit (r)(1) of the Registrant’s Registration Statement as previously filed on February 11, 2011.

(r)(2)	Code of Ethics of FEG Investors, LLC is incorporated by reference to Exhibit (r)(2) of the Registrant’s Registration Statement as previously filed on June 10, 2016.

(r)(3)	Code of Ethics of InterOcean Capital, LLC is incorporated by reference to Exhibit (r)(3) of the Registrant’s Registration Statement as previously filed on June 10, 2016.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

All figures are estimates:

Registration fees	$24,276
Legal fees	$100,000
Printing fees	$5,000
Blue Sky fees	$5,000
Accounting fees	$60,000
Transfer Agent fees	$10,000

Total	$204,276

Item 28. Persons Controlled by or Under Common Control With Registrant

The Board of Directors of FEG Absolute Access Fund LLC (“FEG Absolute Access Fund”) is identical to the board of directors of the Registrant. In addition, the officers of FEG Absolute Access Fund and the Registrant are substantially identical. Nonetheless, FEG Absolute Access Fund takes the position that it is not under common control with the Registrant since the power residing in the respective boards and officers arises as a result of an official position with the respective funds.

Item 29. Number of Holders of Securities

Title of Class	Number of Record Holders*
Class I	325
Class II	1
*	As of June 30, 2017.

Item 30. Indemnification

Section 3.7 of the Registrant’s Limited Liability Company Operating Agreement states as follows:

a)
To the fullest extent permitted by law, the Company shall, subject to Section 3.7(b) hereof, indemnify each Director (including for this purpose their executors, heirs, assigns, successors, or other legal representatives), the Investment Manager, and the Tax Matters Member (including for this purpose each affiliate, shareholder, partner, member, officer, director, principal, employee, or agent of the Investment Manager and the Tax Matters Member) and the executors, heirs, assigns, successors, or other legal representatives of each of the foregoing, and of any person who controls or is under common control, or otherwise affiliated, with the Investment Manager or the Tax Matters Member (and their executors, heirs, assigns, successors, or other legal representatives) (each, an “indemnitee”) against all losses, claims, damages, liabilities, costs, and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation, or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative, or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Director, the Investment Manager, or the Tax Matters Member, as the case may be, of the Company or the past or present performance of services to the Company by such indemnitee, except to the extent such loss, claim, damage, liability, cost, or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation, or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee’s office. The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of an indemnitee for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law. Any director of the Company appointed by the Organizational Member prior to the effectiveness of this Agreement shall be deemed to be a “Director” for purposes of this Section 3.7.

b)
Expenses,  including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Company in advance of the final disposition of any such action, suit, investigation, or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Company amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof; provided, however, that a majority of the Directors (excluding any Director who is seeking advancement of expenses hereunder or is or has been a party to any action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

c)
An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 as to which he, she, or it may otherwise be entitled except out of the assets of the Company, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

d)
The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of the Company to purchase and maintain liability insurance on behalf of any Director or other person.

Item 31. Business and Other Connections of Investment Manager

Information as to the directors and officers of FEG Absolute Access Fund’s investment manager, FEG Investors, LLC (the “Investment Manager”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-68915), and is incorporated herein by reference.

Information as to the directors and officers of FEG Absolute Access Fund’s sub-adviser, InterOcean Capital, LLC (the “Sub-Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Sub-Adviser, and each director, executive officer, managing member or partner of the Sub-Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in the Sub-Adviser’s Form ADV as filed with the Securities and Exchange Commission (File No. 801-64666), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (i) the Registrant and/or (ii) the Registrant’s Administrator. The address of each is as follows:

1.	FEG Absolute Access Fund I LLC
c/o FEG Investors, LLC
201 E. Fifth St.
Suite 1600
Cincinnati, OH 45202

2.	UMB Fund Services, Inc.
223 Wilmington West Chester Pike
Suite 303
Chadds Ford, PA 19317

Item 33. Management Services

Not Applicable

Item 34. Undertakings

1. Not Applicable.

2. Not Applicable.

3. Not Applicable.

4. The Registrant undertakes:

a. To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “1933 Act”); (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not Applicable

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, a Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati in the state of Ohio on the 24th day of July, 2017.

FEG Absolute Access Fund I LLC

By:	/s/ Ryan S. Wheeler
Name:	Ryan S. Wheeler
Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	* Gregory James Hahn	Director	July 24, 2017
Gregory James Hahn*

	* David Clark Hyland	Director	July 24, 2017
David Clark Hyland*

	/s/ Ryan S. Wheeler	President	July 24, 2017
Ryan S. Wheeler

	/s/ Mary T. Bascom	Treasurer	July 24, 2017
Mary T. Bascom

*By:	/s/ Ryan S. Wheeler
Ryan S. Wheeler
Attorney-in-Fact (pursuant to power of attorney)

SIGNATURES

FEG Absolute Access Fund LLC has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati in the state of Ohio on the 24th day of July, 2017.

FEG Absolute Access Fund LLC

By:	/s/ Ryan S. Wheeler
Name:	Ryan S. Wheeler
Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	* Gregory James Hahn	Director	July 24, 2017
Gregory James Hahn*

	* David Clark Hyland	Director	July 24, 2017
David Clark Hyland*

	/s/ Ryan S. Wheeler	President	July 24, 2017
Ryan S. Wheeler

	/s/ Mary T. Bascom	Treasurer	July 24, 2017
Mary T. Bascom

*By:	/s/ Ryan S. Wheeler
Ryan S. Wheeler
Attorney-in-Fact (pursuant to power of attorney)

Exhibit Index

(l)(1)	Consent of Drinker Biddle & Reath LLP.

(n)	Consent of Independent Registered Public Accounting Firm.